Exhibit 99.2

Contents
4	Letter and Invitation to Shareholders

7	Notice of Annual and Special Meeting of Shareholders

9	General Information

10	About our Shareholder Meeting

11	Mailing and Availability of Proxy Circular and Annual Report

13	How to Vote

17	Business of the Meeting

17	1. Election of Directors

36	2. Financial Statements

36	3. Reappointment of Auditors

38	4. Advisory Vote on Executive Compensation

38	5. Increase of Shares Issuable Under the Share Unit Plan

40	6. Other Business

41	Governance

65	Director Compensation

72	Report on Executive Compensation

A1	Appendix “A” – Checklist of Corporate Governance Disclosure

B1	Appendix “B” – General Governance Guidelines

This document contains important information for Shareholders. Your participation is very important. Please take a minute to submit your proxy or voting instruction form today or vote by phone or through the Internet in accordance with the instructions set forth in the proxy or voting instruction form.

i	TransAlta Corporation • 2023 Management Proxy Circular

Our Vision

A leader in clean electricity – committed to a sustainable future

Our Mission

Provide safe, low-cost and reliable **clean electricity**

Our Values

Safety
Safeguard the health and safety of our people, partners and stakeholders

Innovation
Develop and embrace innovative solutions to challenges

Sustainability
Reduce the impact of resource use in everything we do

Respect
Support our people, our partners, our communities and our environment

Integrity
Focus on honesty, transparency and doing what's right

TransAlta Corporation • 2023 Management Proxy Circular	1

Our ESG Journey

TransAlta Corporation is committed to environmental, social and governance (“ESG”) leadership and long-term and sustainable value creation for our shareholders. We believe our ESG leadership will allow us to maintain our competitive advantage, build resilience in a decarbonizing world and support Canada’s goals under the Paris Agreement.

See “Environmental, Social and Governance” section for further information.

2	TransAlta Corporation • 2023 Management Proxy Circular

Our 2022 Director Nominees

John P. Dielwart
Director since: 2014
B

John H. Kousinioris
Director since: 2021

Sarah A. Slusser
Director since: 2021
H I

Thomas M. O'Flynn
Director since: 2021
A I

James Reid
Director since: 2021
I

Rona H. Ambrose
Director since: 2017
G H

Sandra R. Sharman
Director since: 2020
G H

Alan J. Fohrer
Director since: 2013
A G

Harry A. Goldgut
Director since: 2019
I

Laura W. Folse
Director since: 2021
I G

Manjit K. Sharma
Director since: 2023
A H

Bryan D. Pinney
Director since: 2018
A H

Candace J. MacGibbon
Director Nominee

Diversity
46%
Female
7
6

Age
Average
62 years
70s
3
60s
5
5
50s

Geographic Diversity
9 Canada
4 USA
4
9

Tenure
8+ yrs
2
Average
3.5 years
5
6
4-7 yrs
0-3 yrs

Independence
92.3%
Independent
12
1

Role
- B Board Chair
- Chair
- Member

Board Committees
- A Audit, Finance and Risk Committee (AFRC)
- G Governance, Safety and Sustainability Committee (GSSC)
- H Human Resources Committee (HRC)
- I Investment Performance Committee (IPC)

Top 4 Areas of Expertise
- Accounting, Finance and Tax
- Engineering and Technical
- Government Affairs
- Legal and Regulatory
- HR / Compensation
- Risk Management
- Electric Energy / Utility
- Technology / Telecommunications
- International Operations
- Environment / Climate Change
- M&A / Organizational Change

TransAlta Corporation • 2023 Management Proxy Circular	3

Letter and Invitation to Shareholders

John P. Dielwart Chair of the Board of Directors John H. Kousinioris President and Chief Executive Officer

March 17, 2023

Dear Fellow Shareholders,

On behalf of the Board of Directors and management of TransAlta Corporation (the “Company”), you are cordially invited to attend our 2023 Annual and Special Meeting of Shareholders (the “Meeting”), which will take place in a virtual-only meeting format on Friday, April 28, 2023, at 12:30 p.m. (Mountain time). A virtual-only meeting format is being adopted to enfranchise and give all Shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or any particular constraints or circumstances that could otherwise prohibit their participation at the Meeting.

Attached are the Notice of Annual and Special Meeting of Shareholders and the Management Proxy Circular. The Management Proxy Circular contains details of the business to be conducted at the Meeting and provides information with respect to our executive compensation program, as well as information on our strong governance

Meeting April 28, 2023 12:30 p.m. (Mountain time) Virtual-only meeting format web.lumiagm.com/449722440 practices. During the Meeting, we will receive our audited consolidated financial statements for the year ended December 31, 2022, and the auditors’ report; elect the directors; reappoint the auditors and authorize the directors to fix their remuneration; participate in the advisory vote on our approach to executive compensation (say on pay); and approve an increase in the number of common shares available for issuance under the Company’s share unit plan.

Please take the time to review the Management Proxy Circular and provide your vote on the business items to be considered at the Meeting. Your vote and participation are very important. In 2022, we were pleased to have 189,079,207 votes cast in person or by proxy at the annual meeting of shareholders, representing 69.6 per cent of the eligible common shares. We encourage shareholders to equally participate at this year’s Meeting. If you are unable to attend the Meeting, you can vote by telephone, via the internet or by completing and returning the enclosed form of proxy or voting instruction form. Please refer to the “How to Vote” section of the Management Proxy Circular for more information. We encourage you to visit our website at any time before the Meeting as it provides important information about the Company.

We encourage you to review the letter to shareholders in our annual report, which outlines our strong performance in 2022.

We look forward to your participation at the Meeting.

Sincerely,

	John P. Dielwart Chair of the Board of Directors	John H. Kousinioris President and Chief Executive Officer

4	TransAlta Corporation • 2023 Management Proxy Circular

A Note About Forward-looking Statements

This Proxy Circular (as defined herein) includes “forward-looking information”, within the meaning of applicable Canadian securities laws, and “forward-looking statements”, within the meaning of applicable United States (“US”) securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”).

All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions, results and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “can”; “could”, “would”, “shall”, “believe”, “expect”, “estimate”, “anticipate”, “intend”, “plan”, “forecast” “foresee”, “potential”, “enable”, “continue” or other comparable terminology. These statements are not guarantees of our future performance, events or results and are subject to a number of significant risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from that set out in the forward-looking statements.

In particular, this Proxy Circular contains forward-looking statements including, but not limited to, forward-looking statements pertaining to: the business and procedure of the Meeting, the composition of the Board following the Meeting; the Company’s strategic plan and targets, including its current sustainability targets (as defined below), including the practices of the Company relating to Board workplace diversity and environmental targets; the strategic objectives of the Company and that execution of the Company’s strategy will realize value for Shareholders; optimizing and diversifying our existing assets and further expanding our overall portfolio in Canada, the US and Australia; investments in a range of clean and renewable technologies; our executive compensation philosophy and practices, including the mix of short- and long-term incentives; the Company’s governance policies; the Company’s desire to grow an internal talent pipeline; and the Company’s assumptions about the growth of its pension plans.

The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions risks and uncertainties set forth herein and in our Management’s Discussion and Analysis and the Company’s annual information form dated as of Feb. 23, 2023. By their nature, forward-looking statements are not guarantees of future performance, events, results or actions and are subject to a number of significant risks, uncertainties, assumptions and factors that could cause our actual plans, performance, results or outcomes to differ materially from the forward-looking statement. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this Proxy Circular include, but are not limited to, risks relating to: the impact of COVID-19 and any other public health crisis, including as it pertains to supply chain, labour and counterparty credit risk; fluctuations in demand, market prices and the availability of fuel supplies required to generate electricity; changes in demand for electricity and capacity and our ability to contract our generation for prices that will provide expected returns and replace contracts as they expire; changes in the current or anticipated legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; existing or potential legal, regulatory or contractual disputes or proceedings; outcomes of investigations, disputes and proceedings; changes in general economic conditions, including interest rates; operational risks involving our facilities, including unplanned outages at such facilities and our ability to return these facilities to service in a timely manner; equipment failure and/or our ability to conduct the repair and maintenance to our equipment, either directly or through a third party, in a timely and cost-efficient manner or at all; disruptions in the transmission and distribution of electricity; the effects of weather and other climate-change-related risks; unexpected increases in cost structure; inability to access fuels necessary for the operation of the facilities, including natural gas, solar, water or wind resources; failure to meet financial expectations; natural or man-made disasters, including those resulting in dam or dyke failures; the threat of domestic terrorism and cyberattacks; commodity risk management and energy trading risks; industry risk and competition; the need to engage or rely on certain stakeholder groups and third parties; fluctuations in the value of foreign currencies and foreign political risks; the need for and availability of additional financing and our ability to obtain such financing at competitive rates or at all; structural subordination of securities; counterparty credit risk; changes in credit and market conditions; changes to our relationship with, or ownership of, TransAlta Renewables Inc.; risks associated with growth strategies, development projects and acquisitions, including capital costs, permitting, labour and engineering and execution and integration risks; changes in the payment of future dividends, including from TransAlta Renewables Inc.; inadequacy or unavailability of insurance coverage; our provision for income taxes; supply chain risks; reliance on key personnel, and ability to retain key personnel; labour relations matters; and development projects and acquisitions.

TransAlta Corporation • 2023 Management Proxy Circular	5

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on them, which reflect the Company’s expectations only as of the date hereof. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described or might not occur at all. We cannot assure that projected performance, results or events will be achieved.

Non-IFRS Measures

The Company evaluates its performance and the performance of our business segments using a variety of measures. Certain of the financial measures contained in this Proxy Circular, including earnings before interest, tax, depreciation and amortization (“EBITDA”), funds from operations (“FFO”) and free cash flow (“FCF”), are not standard measures defined under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other entities. These measures have no standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Non-IFRS measures are presented to provide management and investors with an understanding of our financial position and executive compensation programs. Certain additional disclosures and reconciliations for these non-IFRS financial measures have been incorporated by reference and can be found beginning on page M40 under the “Additional IFRS Measures and Non-IFRS Measures” section of our Management’s Discussion and Analysis for the year ended Dec. 31, 2022, filed with Canadian securities regulators on www.sedar.com and the SEC on www.sec.gov.

6	TransAlta Corporation • 2023 Management Proxy Circular

Notice of Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares of TransAlta Corporation (“TransAlta”) will be held on April 28, 2023, at 12:30 p.m. (Mountain time) in a virtual-only meeting format via live audio webcast at https://web.lumiagm.com/449722440 to:

1.	elect each of the 13 director nominees of the Company for the ensuing year (see “Business of the Meeting — Election of Directors” in the accompanying Management Proxy Circular);

2.

receive the audited consolidated financial statements of the Company for the year ended Dec. 31, 2022, and the auditor’s report thereon (see “Business of the Meeting — Financial Statements” in the accompanying Management Proxy Circular);

3.

reappoint Ernst & Young LLP, the auditors of the Company, for the ensuing year and authorize the Board of Directors of the Company to fix their remuneration (see “Business of the Meeting — Reappointment of Auditors” in the accompanying Management Proxy Circular);

4.

consider a non-binding advisory resolution to accept the Company’s approach to executive compensation (see “Business of the Meeting — Advisory Vote on Executive Compensation” in the accompanying Management Proxy Circular);

5.

consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution to increase the number of common shares issuable under the Company’s Share Unit Plan (see “Business of the Meeting — Increase of Shares Issuable Under the Share Unit Plan” in the accompanying Management Proxy Circular); and

6.	transact such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The Management Proxy Circular of the Company dated March 17, 2023, and the form of proxy or the voting information form for the Meeting accompany this Notice of Annual and Special Meeting. We are providing access to our Management Proxy Circular and annual report via the internet using notice-and-access. These materials will be available at www.envisionreports.com/ZTMQ2023. You should carefully review all information contained in the Management Proxy Circular before voting.

This year, the Company is holding the Meeting via live audio webcast, which will provide all our Shareholders with an equal opportunity to participate, regardless of their geographic location. Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all requirements set out in the Management Proxy Circular. Beneficial owners who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests (guests will not be able to ask questions or vote at the Meeting).

The Board of Directors unanimously recommends that you vote FOR ALL of the TransAlta director nominees and the other items of annual and special business at the Meeting.

March 17, 2023	By order of the Board of Directors of TransAlta Corporation

Scott Jeffers Vice President and Corporate Secretary Calgary, Alberta

TransAlta Corporation • 2023 Management Proxy Circular	7

Only Shareholders of record at the close of business on March 17, 2023, the record date set for the Meeting, are entitled to receive notice of, to attend and to vote at the Meeting or any adjournment or postponement thereof. The form of proxy must be signed, dated and returned to the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, for receipt before 12:30 p.m. (Mountain time) on April 26, 2023, or, in the case of adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the adjourned or postponed Meeting. Registered Shareholders who cannot attend the Meeting in person may use one of the voting options described in the accompanying Management Proxy Circular and the form of proxy. Non-registered Shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

Important Notice Regarding Proxy Materials and Notice-and-Access Procedures

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 — Continuous Disclosure Obligations (“Notice-and-Access”) for distribution of the Meeting materials to registered and beneficial Shareholders. Notice-and-Access allows the Company to post electronic versions of its proxy-related materials on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and on its website at www.transalta.com/investor-centre/reports-and-filings, rather than mailing paper copies to registered and beneficial Shareholders.

Under Notice-and-Access, instead of receiving printed copies of the Meeting materials, registered and beneficial Shareholders receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting materials electronically.

The Meeting materials will be available at www.envisionreports.com/ZTMQ2023 on or about March 23, 2023. The Meeting materials will also be available on the Company’s website at www.transalta.com/investor-centre/reports-and-filings and on its SEDAR profile at www.sedar.com on or about March 23, 2023. The use of this alternative means of delivery is more environmentally friendly as it will reduce paper use and reduce the Company’s printing and mailing costs. It also helps expedite our Shareholders’ receipt of our Meeting materials. Shareholders are reminded to review the Meeting materials before voting.

If you would prefer to receive a paper copy of the Meeting materials, free of charge, or if you have any questions regarding Notice-and-Access, you can contact our transfer agent, Computershare Trust Company of Canada, at 1-866-962-0498.

Beneficial Shareholders may request a paper copy by going online at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on the voting instruction form and following the instructions provided.

Requests for paper copies should be made as soon as possible but must be received no later than April 5, 2023, in order to allow sufficient time for Shareholders to receive and review the Meeting materials and return the proxy form or voting instruction form before the proxy deadline.

Shareholders who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy and return it, in the envelope provided, to Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so that it is received no later than 12:30 p.m. (Mountain time) on April 26, 2023, or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

8	TransAlta Corporation • 2023 Management Proxy Circular

General Information

This Management Proxy Circular (“Proxy Circular”) is dated March 17, 2023, and is provided to Shareholders in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (“TransAlta”, “Company”, “we” and “our”) and the Board of Directors of the Company (the “Board”) for use at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”), to be held at 12:30 p.m. (Mountain time) on April 28, 2023, or any adjournment or postponement thereof.

This Proxy Circular was provided to you because at the close of business on March 17, 2023, the record date set for the Meeting, you owned TransAlta common shares. As a Shareholder, you have the right to attend the Meeting and vote your TransAlta common shares in person or by proxy, as more fully described under “How to Vote” further below.

Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, fax, email, in person, over the Internet, by oral communication or other means of communication by the directors, officers, employees, consultants or agents of the Company and its subsidiaries, at no additional compensation. All costs associated with the solicitation of proxies by or on behalf of the Company will be borne by the Company.

TransAlta may use the Broadridge QuickVote™ service to assist beneficial Shareholders with voting their common shares over the telephone.

You will find additional information regarding our business in our annual information form for the fiscal year ended Dec. 31, 2022, as well as our audited consolidated financial statements and accompanying management’s discussion and analysis for the fiscal year ended Dec. 31, 2022. Copies of these documents and our other public documents are available on our website at www.transalta.com, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system at www.sec.gov.

Unless stated otherwise, all dollar amounts are expressed in Canadian dollars.

TransAlta Corporation • 2023 Management Proxy Circular	9

About Our Shareholder Meeting

To transact business at the Meeting, we must have at least two persons holding or representing by proxy not less than 25 per cent of the outstanding common shares entitled to be voted at the Meeting.

Who Can Vote at the Meeting

If you held common shares at the close of business on March 17, 2023 (the “Record Date”), you are entitled to attend the Meeting, or any adjournment or postponement thereof, and vote your common shares. Each TransAlta common share represents one vote.

At the close of business on March 17, 2023, there were 267,384,106 common shares issued and outstanding. Our common shares trade under the symbol “TA” on the Toronto Stock Exchange (“TSX”) and under the symbol “TAC” on the New York Stock Exchange (“NYSE”). As of the close of business on March 17, 2023, we also had 9,629,913 Series A preferred shares, 2,370,087 Series B preferred shares, 9,955,701 Series C preferred shares, 1,044,299 Series D preferred shares, 9,000,000 Series E preferred shares, 6,600,000 Series G preferred shares and 400,000 Series I preferred shares issued and outstanding. Our Series A, B, C, D, E and G preferred shares trade under the symbols TA.PR.D, TA.PR.E, TA.PR.F, TA.PR.G, TA.PR.H and TA.PR.J, respectively, on the TSX. All of the outstanding Series I preferred shares are held by an affiliate of Brookfield Asset Management Inc. and are not publicly traded. The holders of our preferred shares do not have rights to receive notice of, to attend, or to vote at the Meeting.

Principal Shareholders

To the knowledge of our directors and officers, the below table sets out the only persons, firms or corporations, owning of record or beneficially, controlling or directing, directly or indirectly, 10 per cent or more of the issued and outstanding common shares:

Name of Holder	Type of Ownership	Number of Voting Securities Owned(1)	Percentage of Outstanding Voting Securities Owned

RBC Global Asset Management Inc.	Direct/Indirect	32,355,286 common shares(1)	12.1%

Brookfield Asset Management Inc.	Direct/Indirect	35,456,023 common shares(2)	13.26%

(1)	Information as at Dec. 31, 2022, based on most recent Schedule 13G/A filed by RBC Global Asset Management Inc. on Feb. 14, 2023.
(2)	Information based on reports filed by affiliates of Brookfield Asset Management Inc. on the System for Electronic Disclosure by Insiders at www.sedi.ca as at March 17, 2023.

10	TransAlta Corporation • 2023 Management Proxy Circular

Mailing and Availability of Proxy Circular and Annual Report

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 — Continuous Disclosure Obligations (“Notice-and-Access”) for distribution of the Meeting materials and the Company’s annual report, consisting of the audited consolidated financial statements for the fiscal year ended Dec. 31, 2022, together with the auditor’s report therein and related management’s discussion and analysis, to both registered and beneficial Shareholders (collectively the “Annual Report”). Notice-and-Access allows the Company to post electronic versions of these materials on SEDAR and on its website at www.transalta.com/investor-centre/reports-and-filings, rather than mailing paper copies to registered and beneficial Shareholders. Under Notice-and-Access, instead of receiving printed copies of the Meeting materials and Annual Report, registered and beneficial Shareholders receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well information on how they can access the Meeting materials and Annual Report electronically.

The Meeting materials will be available at www.envisionreports.com/ZTMQ2023 on or about March 23, 2023. The Meeting materials and Annual Report will also be available on the Company’s website at www.transalta.com/investor-centre/reports-and-filings and on its SEDAR profile at www.sedar.com on or about March 23, 2023. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use, and it will also reduce the Company’s printing and mailing costs. It also helps expedite our Shareholders’ receipt of our Meeting materials. Shareholders are reminded to review the Meeting materials before voting.

If you would prefer to receive a paper copy of the Meeting materials or Annual Report, free of charge, or if you have any questions regarding Notice-and-Access, you can contact our transfer agent, Computershare Trust Company of Canada (“Computershare”), at 1-866-962-0498. Requests for paper copies should be made as soon as possible but must be received no later than April 6, 2023, in order to allow sufficient time for Shareholders to receive and review the Meeting materials and return the proxy form or voting instruction form before the proxy deadline. Beneficial Shareholders may request a paper copy by going online at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on the voting instruction form and following the instructions provided.

Shareholders who are unable to attend the Meeting are requested to complete, date and sign the form of proxy (or voting instruction form, as applicable) and return it to Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so that it is received no later than 12:30 p.m. (Mountain time) on April 26, 2023, or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

If you are a registered Shareholder and you (i) do not wish to receive our Annual Report next year; or (ii) wish to receive interim reports, please fill out and return the Registered Shareholder Form included in the Meeting materials. If you are a beneficial Shareholder and returned last year’s form requesting a copy of our annual or interim reports, you will be asked again this year whether you wish to receive these documents for 2023. If you would like to receive these documents, please fill out and return the Beneficial Shareholder Form included in the Meeting materials.

You will find additional information regarding our business in our annual information form for the fiscal year ended Dec. 31, 2022, and our financial information is provided in our audited consolidated financial statements and accompanying management’s discussion and analysis for the fiscal year ended Dec. 31, 2022. Copies of these documents along with our other public documents are available on our website at www.transalta.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Communicating with the Board

Our Board values open dialogue and welcomes advice from our Shareholders. Our Board has adopted a Shareholder Engagement Policy that is intended to encourage and facilitate Shareholders expressing their views on strategic, governance and other matters directly to the Board. Our Board also encourages Shareholder participation at our annual Shareholder meetings. Further details about our Shareholder Engagement Policy and our Shareholder engagement practices are discussed beginning on page 56 under “Governance — Shareholder Engagement”. At the Meeting, registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) will be able to ask questions of the Chair of the Board as well as our President and Chief Executive Officer (“CEO”). In between Shareholder meetings, the Company supports an open and transparent process for Shareholders to contact the Board, including the chairs of the Board committees, through the office of the Corporate Secretary or at the email listed below.

TransAlta Corporation • 2023 Management Proxy Circular	11

Shareholders may communicate directly with the Board or any Board members by directing their correspondence to the Board by mail or by email as follows by marking it “Confidential — Board-Shareholder Engagement”:

Corporate Secretary

TransAlta Corporation

110 – 12th Avenue SW

Box 1900, Station “M”

Calgary, Alberta T2P 2M1

Or:

corporate_secretary@transalta.com

Reporting Concerns

The Board, through the oversight of the Audit, Finance and Risk Committee (“AFRC”) and Human Resources Committee (“HRC”), has established several options for employees, contractors, Shareholders, suppliers and other stakeholders to report any accounting irregularities, ethical violations or any other matters they wish to bring to the attention of the Board. The AFRC or HRC, as applicable, may be contacted by:

•	Web page (Internet portal) at www.transalta.com/ethics-helpline; or
•	A confidential, anonymous voicemail on TransAlta’s Ethics Helpline at 1-855-374-3801 (US/Canada) and 1-800-40-5308 (Australia); or
•	Mail addressed to:

Internal Audit TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1	or	Chair of the AFRC/HRC Subject Matter “003” TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1

Further details about our Whistleblower Policy are discussed beginning on page 43 under “Governance — Our Ethical Commitment — Whistleblower Procedures”.

Shareholder Proposals

The Canada Business Corporations Act (“CBCA”) permits eligible Shareholders to submit shareholder proposals for consideration at each annual meeting of Shareholders. A proposal may be submitted by Shareholders to the Company for inclusion in the Proxy Circular in connection with the 2024 annual meeting of Shareholders during the period Nov. 30, 2023, to Jan. 29, 2024. Please refer to the CBCA and the regulations for details about how to submit a proposal and eligibility criteria for a proposal. All proposals must be sent by registered mail to:

TransAlta Corporation

Attention: Corporate Secretary

110 – 12th Avenue SW

Box 1900, Station “M”

Calgary, Alberta T2P 2M1

12	TransAlta Corporation • 2023 Management Proxy Circular

How to Vote

Voting Method	Vote at the Meeting	Vote by Mail	Vote by Internet	Vote by Phone

Registered Shareholders If your shares are registered in your own name.	Online ballot will be available at meeting.	Complete, date and sign the proxy in accordance with the instructions included on the proxy, and return the completed proxy in the envelope provided.	Access the website www.InvestorVote.com and follow the instructions; refer to the proxy sent to you for the 15-digit control number, located on the back in the lower left corner of the proxy, and convey your voting instructions electronically over the Internet.

Call 1-866-732-8683 from a touch-tone phone and follow the voice instructions. Refer to the proxy sent to you for the 15-digit control number located on the back in the lower left corner of the proxy, and convey your voting instructions by use of touch-tone selections over the telephone.

Beneficial Shareholders If your shares are held with a broker, bank or other intermediary.	Must preregister as proxyholder before the Meeting. See further information below.	Follow the instructions on the Voting Instruction Form provided by your intermediary.	Follow the instructions for Internet voting on the Voting Instruction Form provided by your intermediary.	Follow the instructions for telephone voting on the Voting Instruction Form provided by your intermediary.

Voting at the Meeting

Registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) who attend the Meeting online will be able to listen to the Meeting, ask questions and vote at the Meeting by completing a ballot that will be made available online during the Meeting, all in real time, provided that they are connected to the Internet. Non-registered (beneficial) Shareholders who have not duly appointed themselves as proxyholder will not be able to vote or communicate at the Meeting. This is because the Company and our transfer agent, Computershare, do not have a record of the non-registered Shareholders, and, as a result, have no knowledge of non-registered shareholdings or entitlements to vote unless non-registered Shareholders appoint themselves as proxyholder.

If you are a registered Shareholder and wish to appoint a third-party proxyholder to vote on your behalf at the Meeting, you must appoint such proxyholder by inserting their name in the space provided on the form of proxy sent to you and follow all of the instructions therein, within the prescribed deadline. Registered Shareholders wishing to appoint a third-party proxyholder (other than the TransAlta representative proxyholders indicated on the form of proxy) must ALSO register their proxyholders at http://www.computershare.com/TransAlta (reference Client ID of ZTMQ).

If you are a non-registered Shareholder and wish to vote at the Meeting, you must first appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and follow all of the applicable instructions, within the prescribed deadline, provided by your intermediary AND then register yourself as proxyholder at http://www.computershare.com/TransAlta (reference Client ID of ZTMQ). After you register, Computershare will provide you with a control number via email. Please contact your intermediary as soon as possible to determine what additional procedures must be followed to appoint yourself or a third party as your proxyholder (including whether to obtain a separate valid legal form of proxy from your intermediary if you are located outside of Canada).

In all cases, all proxies must be received and all proxyholders must be registered before 12:30 p.m. (Mountain time) on April 26, 2023, or, in the case of adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the adjourned or postponed Meeting in order to participate and vote at the Meeting.

TransAlta Corporation • 2023 Management Proxy Circular	13

The Meeting will be held in a virtual-only format and can be accessed by logging in online at https://web.lumiagm.com/449722440. We recommend that you log in at least one hour before the Meeting begins.

•	Click “Login” and then enter your control number (see below) and password “transalta2023” (case sensitive); OR
•	Click “Guest” and then complete the online form.

If you are a registered Shareholder, you can log onto the Meeting online using the control number located on the form of proxy or in the email notification that you received and the password “transalta2023” (case sensitive). If you duly appoint and register a third-party proxyholder, Computershare will provide such proxyholder with a control number by email after the proxy voting deadline has passed. Registration of third-party proxyholders as described above is an additional step that must be completed in order for proxyholders to attend and participate at the Meeting. Without a control number, proxyholders will not be able to ask questions or vote at the Meeting but will be able to listen as a guest.

The Meeting will be available through an HTML client for mobile web and compatible with the latest versions of Chrome, Firefox, Edge and Safari. If you are having technical difficulties in joining the Meeting or participating during the Meeting, there will be live chat or support on the Lumi Global meeting platform that can assist with inquiries. It is also recommended that you obtain live event support by contacting our transfer agent and registrar, Computershare, at 1-800-564-6253. If you continue to experience issues after following the advice given, please contact support@lumiglobal.com or “raise a ticket”. When you contact support at Lumi Global, please ensure you have the following information available in order for Lumi Global to help you as quickly as possible: Event Name, Meeting ID, Username, control number, Issue.

If you attend the Meeting online, it is important that you remain connected to the Internet at all times during the Meeting in order to vote when balloting begins. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure. If you have questions regarding your ability to participate or vote at the Meeting, please contact Computershare at 1-800-564-6253.

If you do not wish to vote at the Meeting, please refer to the Meeting materials (which are also accessible electronically) for information on how to vote by appointing a proxyholder, submitting a proxy or, in the case of a non-registered Shareholder, through an intermediary. Voting by proxy is the easiest way to vote, as it enables someone else to vote on your behalf. Voting in advance of the Meeting is available via the means described in your proxy or voting instruction form and our Meeting materials.

Please note that you cannot appoint anyone other than the director and officer named on your proxy as your proxyholder if you vote by telephone.

Appointing a Proxyholder

Use the form of proxy to appoint a proxyholder. By appointing a proxyholder, you are giving someone else the authority to attend the Meeting and vote for you.

Questions? Contact our registrar and transfer agent, Computershare Trust Company of Canada, at 1-800-564-6253

Please note that you can appoint anyone to be your proxyholder. This person does not need to be a Shareholder of TransAlta or the TransAlta representatives named in the proxy. To appoint somebody else as your proxyholder, insert the name of the person you wish to act as your proxyholder in the blank space provided AND follow the instructions set out above to register your proxyholder at http://www.computershare.com/TransAlta (reference Client ID of ZTMQ). Please indicate the way you wish to vote on each item of business. Your proxyholder must vote your shares in accordance with your instructions at the Meeting. Please ensure that the person you appoint is aware that they have been appointed and attends the Meeting by following the instructions set out above. If your proxyholder does not attend the Meeting, your shares will not be voted.

If you returned your signed proxy and did not appoint anyone to be your proxyholder, John P. Dielwart, Chair of the Board, and John H. Kousinioris, President and Chief Executive Officer of TransAlta, have agreed to act as your proxyholder to vote for or against, as applicable, your shares at the Meeting in accordance with your instructions.

14	TransAlta Corporation • 2023 Management Proxy Circular

If you decide to appoint John P. Dielwart and John H. Kousinioris as your proxyholders, and do not indicate how you want to vote, they will vote as follows:

•	FOR electing each of TransAlta’s 13 nominated directors;
•	FOR reappointing Ernst & Young LLP as the auditors and authorizing the Board to fix their remuneration;
•	FOR the non-binding advisory vote on our approach to executive compensation; and
•	FOR the increase to shares issuable under the Share Unit Plan.

On any ballot that may be called for, the common shares represented by proxies in favour of management’s proxyholders named in the proxy or voting instruction form will be voted for, or voted against, as applicable, each of the matters outlined in the Notice of Annual and Special Meeting, in each case, in accordance with the specifications made by each Shareholder, and if a Shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. The proxy confers discretionary authority upon the named proxyholder in respect of amendments to or variations of matters identified in the Notice of Annual and Special Meeting and any other matters that may properly come before the Meeting or any adjournment or postponement thereof.

Changing Your Vote

You can change a vote you made by proxy provided such change is received before 12:30 p.m. (Mountain time) on April 26, 2023, or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting by either:

•

submitting a new proxy that is dated later than the proxy previously submitted and mailing it to Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1;

•	voting again by telephone or the Internet; or
•	any other means permitted by applicable law.

You can revoke a vote you made by proxy by submitting by mail a notice of revocation executed by you or by your attorney, or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, to Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. Your notice of revocation must be received before 12:30 p.m. (Mountain time) on April 26, 2023, or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the adjourned or postponed Meeting.

Asking Questions at the Meeting

Registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) who attend the Meeting online will be able to ask questions at the Meeting. Questions or comments can be submitted in the text box (chat feature) of the webcast platform throughout the Meeting. Written questions or comments submitted through the text box of the webcast platform will be read or summarized by a representative of the Company, after which the Chair of the Meeting will respond or direct the question to the appropriate person to respond. If several questions relate to the same or a very similar topic, we may choose to group such questions and indicate that similar questions were received.

These procedures may vary from time to time depending on logistics and with a view to following best governance practices. A representative of the Company will provide an overview of these procedures before the Meeting is called to order.

Additional Information for Beneficial Shareholders

You are a beneficial Shareholder if your common shares are registered in the name of an intermediary and your certificate is held with a bank, trust company, securities broker, trustee or other institution (each, an “Intermediary”). TransAlta common shares beneficially owned by a beneficial Shareholder are registered either: (i) in the name of an Intermediary that the beneficial Shareholder deals with in respect of the TransAlta common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

The Company has distributed copies of the Notice-and-Access notification to the Intermediaries and clearing agencies for distribution to beneficial Shareholders. The Company will pay for an Intermediary to deliver the Notice-and-Access notification (and printed copies of the Meeting materials, if requested) to objecting beneficial Shareholders.

TransAlta Corporation • 2023 Management Proxy Circular	15

If you are a beneficial Shareholder, your package includes a voting instruction form. Beneficial Shareholders should carefully follow the instructions provided in the voting instruction form by using one of the described methods provided to vote their TransAlta common shares. The voting instruction form is similar to a form of proxy; however, it can only instruct the registered Shareholder how to vote your shares.

As the Beneficial Shareholder, You May:

Option 1. Vote through your Intermediary

If you wish to vote through your Intermediary, follow the instructions on the voting instruction form provided by your Intermediary. Your Intermediary is required to ask for your voting instructions before the Meeting. Please contact your Intermediary if you did not receive a voting instruction form. Alternatively, you may receive from your Intermediary a pre-authorized proxy indicating the number of common shares to be voted, which you should complete, sign, date and return as directed on the proxy.

Option 2. Vote at the meeting or by proxy

We do not have access to the names or holdings of our non-registered Shareholders. That means you can only vote your common shares at the Meeting if you have previously appointed yourself as the proxyholder for your common shares. If you wish to vote at the Meeting, appoint yourself as your proxyholder by writing your own name in the space provided on the proxy or voting instruction form provided by your Intermediary AND following the instructions under “How to Vote — Voting at the Meeting” above to register yourself as proxyholder. Do not complete the voting section on the proxy or voting instruction form as your vote will be taken at the Meeting. Return the proxy or voting instruction form to your Intermediary in the envelope provided. You may also appoint someone else as the proxyholder for your common shares by printing their name in the space in the proxy or voting instruction form provided by your Intermediary, submitting it as directed on the form AND following the instructions under “How to Vote — Voting at the Meeting” above to register that person as your proxyholder. Your vote, or the vote of your proxyholder, will be taken and counted at the Meeting. Your proxyholder must vote your shares in accordance with your instructions at the Meeting. Please ensure that the person you appoint is aware that they have been appointed and attends the Meeting. If your proxyholder does not attend the Meeting, your shares will not be voted. The proxy or voting instruction form confers discretionary authority upon the named proxyholder in respect of amendments to or variations of matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting or any adjournment or postponement thereof.

Please note that if you are a US beneficial Shareholder and you wish to attend the Meeting and vote your shares, you must follow the instructions on the back of your proxy or voting instruction form to obtain a legal proxy. Once you have received your legal proxy, you will need to submit and deliver it to the Company or its registrar and transfer agent, Computershare Trust Company of Canada, before the proxy deposit date in order to vote your shares.

Option 3. Vote by telephone or the Internet

If you wish to vote by telephone or the Internet, follow the instructions for telephone or Internet voting on the proxy or voting instruction form provided by your Intermediary. TransAlta may use the Broadridge QuickVote™ service to assist beneficial Shareholders with voting their common shares over the telephone.

Changing Your Vote

If you have voted through your Intermediary and would like to change or revoke your vote, contact your Intermediary to discuss whether this is possible and what procedures you need to follow. The change or revocation of voting instructions by a beneficial Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline prescribed in the proxy or voting instruction form by the Intermediary or its service company to ensure it is given effect in respect of the Meeting.

Deadline for Voting

Whether beneficial Shareholders vote by mail, telephone or the Internet, your proxy (or voting instruction form) must be received by our transfer agent, Computershare, or the Company or its agents, by no later than 12:30 p.m. (Mountain time) on April 26, 2023, or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the adjourned or postponed Meeting. All required voting instructions must be submitted to your Intermediary sufficiently in advance of this deadline to allow your Intermediary time to forward this information to our transfer agent, Computershare, or the Company or its agents, before the proxy voting deadline. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting, without notice. We reserve the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but we are under no obligation to accept or reject any particular late proxy (or voting instruction form).

16	TransAlta Corporation • 2023 Management Proxy Circular

Business of the Meeting

There are five items of business to be considered at the Meeting:

1.	Election of Directors

TransAlta’s Articles of Amalgamation (the “Articles”) allow the Company to have not less than three and not more than 19 directors. Our Board considers annually the number of directors required. The Board has determined that between nine and 14 directors are currently required in order to provide for effective decision-making, staffing of Board committees and to address succession planning requirements.

Nominees

Each of the director nominees has indicated their willingness to serve as a director. Each of the proposed nominees, with the exception of John H. Kousinioris, President and Chief Executive Officer, is “independent” within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices.

If elected, each director will serve until the next annual meeting of Shareholders or until their successor is elected or appointed. Our directors are elected annually, individually and by majority vote. Our majority voting policy is described under “— Our Policy on Majority Voting” below. We believe our Board should reflect the right balance between those directors who have skills and experience necessary to ensure our business and strategies can be executed upon and those who have the technical, industry, operating, financial, business and other competencies to maximize effective decision-making. A skills and expertise matrix outlining the combined skills and expertise of our director nominees is included below under “Skills Matrix” on page 34 of this Proxy Circular. We also strive to maintain a diversity of experiences and perspectives on our Board, having regard to our skills matrix and our Board and Workforce Diversity Policy. Our Board and Workforce Diversity Policy is described under “Governance — Board Characteristics — Diversity” on page 49 of this Proxy Circular.

The directors being nominated for election at the Meeting in 2023 are:

• Rona H. Ambrose	• Candace J. MacGibbon
• John P. Dielwart	• Thomas M. O’Flynn
• Alan J. Fohrer	• Bryan D. Pinney
• Laura W. Folse	• James Reid
• Harry A. Goldgut	• Manjit K. Sharma
• John H. Kousinioris	• Sandra R. Sharman
• Sarah A. Slusser

Vote FOR the TransAlta director nominees on the proxy today. The Board recommends a vote FOR all 13 director nominees. Unless otherwise instructed, the persons designated in the proxy intend to vote FOR each of the 13 director nominees listed above.

The biographies of our nominees for election to the Board are provided in the following section.

TransAlta Corporation • 2023 Management Proxy Circular	17

Rona H. Ambrose(1) Deputy Chairwomen, TD Securities
Profile • Age: 53 • Residency: Alberta, Canada • Director Since: 2017 • Independent	Top Four Relevant Competencies • Government Affairs • Legal and Regulatory • Technology / Telecommunications • Environment / Climate Change

Relevant Skills and Qualifications

•	Deputy Chairwoman of TD Securities.

•	Former Leader of Canada’s Official Opposition in the House of Commons and former leader of the Conservative Party of Canada.

•

Key member of the federal cabinet for a decade, solving problems as a minister of the Crown across nine government departments, including serving as Vice Chair of the Treasury Board for several years and Chair of the cabinet committee for public safety, justice and Indigenous issues.

•	Former environment minister responsible for the greenhouse gas (“GHG”) regulatory regime in place across several industrial sectors.

•	Responsible for the development of several federal policies, ranging from industrial strategies in military procurement to health innovation to improvements to sexual assault laws.

•	Passionate advocate for women in Canada and around the world and leader of global movement to create the “International Day of the Girl” at the United Nations.

•

Responsible for ensuring that Indigenous women in Canada were granted equal matrimonial rights and successfully fought for the creation of a Canadian refugee program to bring Yazidi women and girls who have been sexually enslaved by ISIS to safety in Canada.

•

Global Fellow at the Wilson Centre Canada Institute in Washington, DC, serves on the advisory board of the Canadian Global Affairs Institute, is a director of Coril Holdings Ltd. and Andlauer Healthcare Group, and is Chair of the Women’s Council of Canada.

•	Bachelor of Arts from the University of Victoria, Master of Arts from the University of Alberta, and a graduate of the Harvard Kennedy School of Government Senior Leaders Program.

Ms. Ambrose has an extensive track record of strong leadership acquired through a wide range of experience at the most senior levels of the Canadian government. Ms. Ambrose’s extensive public policy experience and demonstrated ability to bring people of divergent views together for a common purpose adds strength to our Board and the Company. Accordingly, the Board recommends that Shareholders vote FOR Ms. Ambrose’s re-election to the Board.

Board/Committee Membership			Attendance	Attendance Total	Value of Compensation Received in 2022

Board of Directors			9 of 9	100.0%	$220,000
Governance, Safety and Sustainability Committee (Chair)			4 of 4
Human Resources Committee			6 of 6

Securities Held as at December 31 of Respective Year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)

2022	8,897	65,452	74,349	$934,567	Meets
2021	8,897	51,603	60,500	$827,640
2020	8,897	44,389	53,286	$489,165

Other Public Board Directorships and Committee Memberships

Company			Committee

Andlauer Healthcare Group			Audit; Compensation, Nominating & Governance

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2022 Annual and Special Meeting of Shareholders

Votes For	Percentage		Votes Withheld	Percentage

180,301,403	96.83%		5,896,534	3.17%

18	TransAlta Corporation • 2023 Management Proxy Circular

John P. Dielwart(1) Corporate Director
Profile • Age: 70 • Residency: Alberta, Canada • Director Since: 2014 • Independent	Top Four Relevant Competencies • Engineering and Technical • Legal and Regulatory • Environment / Climate Change • M&A / Organizational Change

Relevant Skills and Qualifications

•	Chair of the Board.

•	Former CEO of ARC Resources Ltd., overseeing the growth of ARC Resources Ltd. from startup in 1996 to a company with a total capitalization of approximately $10 billion at the time of his retirement.

•

Former Vice-Chairman and Partner in ARC Financial Corp. ARC Financial is Canada’s leading energy-focused private equity manager. Mr. Dielwart remained as Partner and a member of ARC Financial’s Investment Committee after his resignation from the board of directors of ARC Financial in 2020 and is currently representing ARC Financial on the board of Aspenleaf Energy Limited.

•	Former Chairman of the Board of Governors of the Canadian Association of Petroleum Producers.

•	Bachelor of Science with distinction (civil engineering) from the University of Calgary, a member of the Association of Professional Engineers and Geoscientists of Alberta.

The Board believes that Mr. Dielwart is a diligent, independent director who provides the Company with a wealth of experience in leadership, finance and entrepreneurship along with a strong understanding of the commodity markets in which we operate, specifically the oil and gas markets. Accordingly, the Board recommends that Shareholders vote FOR Mr. Dielwart’s re-election to the Board.

Board/Committee Membership			Attendance	Attendance Total	Value of Compensation Received in 2022

Board of Directors (Chair of the Board)			9 of 9	100.0%	$365,000
Special Committee(4)			6 of 6

Securities Held as at December 31 of Respective Year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)

2022	40,279	129,756	170,035	$2,137,340	Meets
2021	30,720	124,561	155,281	$2,124,244
2020	17,225	122,696	139,921	$1,284,475

Other Public Board Directorships and Committee Memberships

Company			Committee

Crescent Point Energy Corp.			Reserves; Environmental, Health and Safety (Chair)

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2022 Annual and Special Meeting of Shareholders

Votes For	Percentage		Votes Withheld	Percentage

185,581,642	99.67%		616,295	0.33%

TransAlta Corporation • 2023 Management Proxy Circular	19

Alan J. Fohrer Corporate Director
Profile • Age: 72 • Residency: California, US • Director Since: 2013 • Independent	Top Four Relevant Competencies • Accounting, Finance and Tax • Engineering and Technical • Electric Energy / Utility • International Operations

Relevant Skills and Qualifications

•	Former Chairman and CEO of Southern California Edison Company (“SCE”), a subsidiary of Edison International (“Edison”) one of the largest electric utilities in the US.

•

Former President and Chief Executive Officer of Edison Mission Energy (“EME”), a former subsidiary of Edison that owned and operated independent power facilities, restructured a number of international projects, which enhanced the value of the assets sold in subsequent years during his tenure at EME.

•	Former Executive Vice-President and CFO of both Edison and SCE from 1995 to 1999, retired in 2010 after 37 years with Edison.

•	Independent member of the Board of Directors of PNM Resources, Inc., a publicly traded energy holding company.

•	A member of the Viterbi School of Engineering Board of Councilors for the University of Southern California and on the board of the California Science Center Foundation.

•	Former director of the Institute of Nuclear Power Operations, the California Chamber of Commerce, Duratek, Inc., Osmose Utilities Services, Inc., MWH, Inc., Blue Shield of California and Synagro.

•	Master of Science in civil engineering from the University of Southern California, Los Angeles and Master of Business Administration from California State University in Los Angeles.

Mr. Fohrer brings to the Company and the Board experience in accounting, finance, dam safety and the power industry from both a regulated and unregulated market perspective. Accordingly, the Board recommends that Shareholders vote FOR Mr. Fohrer’s re-election to the Board.

Board/Committee Membership			Attendance	Attendance Total	Value of Compensation Received in 2022

Board of Directors			9 of 9	100.0%	$219,500
Audit, Finance and Risk Committee			8 of 8
Governance, Safety and Sustainability Committee			4 of 4

Securities Held as at December 31 of Respective Year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)

2022	6,398	129,677	136,075	$1,710,463	Meets
2021	6,398	120,352	126,750	$1,733,940
2020	6,398	110,479	116,877	$1,072,931

Other Public Board Directorships and Committee Memberships

Company			Committee

PNM Resources, Inc.			Audit and Ethics (Chair); Nominating & Governance

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2022 Annual and Special Meeting of Shareholders

Votes For	Percentage		Votes Withheld	Percentage

185,205,109	99.47%		992,828	0.53%

20	TransAlta Corporation • 2023 Management Proxy Circular

Laura W. Folse Corporate Director
Profile • Age: 64 • Residency: Texas, US • Director Since: 2021 • Independent	Top Four Relevant Competencies • Risk Management • HR / Compensation • Electric Energy / Utility • Engineering and Technical

Relevant Skills and Qualifications

•

Former CEO of BP Wind Energy North America Inc., leading a business with over 500 employees and contractors and comprises 14 wind farms across eight states with an operating capacity of over 2.5 gigawatts.

•

Former Executive VP, Science, Technology, Environment and Regulatory Affairs at BP p.l.c., leading the operational, scientific and technological programs within the multibillion dollar cleanup and restoration effort in response to the 2010 BP Macondo well explosion off the coast of Louisiana.

•

Led the cleanup project team at BP consisting of over 45,000 people working across the US Gulf and Mexico, and successfully negotiated with federal, state and local government officials to implement and conclude the offshore and onshore clean-up efforts.

•	Held numerous leadership roles with increasing responsibility and complexity within BP p.l.c.

•	Independent member of the board of directors of Enerflex Ltd., a publicly traded energy services company.

•	Board member for the Auburn University College of Arts and Sciences.

•	Former member of the American Wind Energy Association from 2016 to 2019.

•	Master of Management in Business from Stanford University, Master of Science in Geology from the University of Alabama and Bachelor of Science in Geology from Auburn University.

Ms. Folse brings to the Company and the Board experience in corporate risk management, large-scale crisis management, leveraging data analysis, leading large and complex organizations, and driving cultural change while realizing improvements in safety, operational and financial performance. Accordingly, the Board recommends that Shareholders vote FOR Ms. Folse’s re-election to the Board.

Board/Committee Membership			Attendance	Attendance Total	Value of Compensation Received in 2022

Board of Directors			9 of 9	100.0%	$223,000
Governance, Safety and Sustainability Committee			4 of 4
Investment Performance Committee (Chair)			6 of 6

Securities Held as at December 31 of Respective Year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)

2022	—	12,805	12,805	$160,959	On Track
2021	—	5,215	5,215	$71,341

Other Public Board Directorships and Committee Memberships

Company			Committee

Enerflex Ltd.			Director

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2022 Annual and Special Meeting of Shareholders

Votes For	Percentage		Votes Withheld	Percentage

185,582,150	99.67%		615,786	0.33%

TransAlta Corporation • 2023 Management Proxy Circular	21

Harry A. Goldgut(1) Vice Chair, Brookfield Asset Management Inc.
Profile • Age: 67 • Residency: Ontario, Canada • Director Since: 2019 • Independent	Top Four Relevant Competencies • Legal and Regulatory • M&A / Organizational Change • Government Affairs • Electric Energy / Utility

Relevant Skills and Qualifications

•	Vice Chair of Brookfield’s Renewable Power and Infrastructure groups and provides strategic advice related to Brookfield’s open-end Infrastructure Fund.

•

One of two Brookfield nominees to the Board pursuant to the Investment Agreement (as defined below) between TransAlta and an affiliate of Brookfield discussed under “Governance — Board Characteristics — Independence of Directors”.

•	Former CEO or Co-CEO and Chairman of Brookfield Renewable Power Inc., from 2000 to 2008, and former Chairman of Brookfield’s Power and Utilities Group from 2008 to 2015.

•

Former Executive Chairman of Brookfield’s Infrastructure and Power groups from 2015 to 2018, leading the expansion of Brookfield’s renewable power and utilities operations since 1997 and being responsible primarily for strategic initiatives, acquisitions and senior regulatory relationships.

•	Responsible for the acquisition of many of Brookfield’s renewable power assets.

•

Restructured the electricity industry in Ontario as a member of several governmental committees, including the Electricity Market Design Committee, the Minister of Energy’s Advisory Committee, the Clean Energy Task Force, the Ontario Energy Board Chair’s Advisory Roundtable and the Ontario Independent Electricity Operator CEO Roundtable on Market Renewal.

•	Director of Isagen S.A. ESP, the third-largest power generation company in Colombia, and the Princess Margaret Cancer Foundation.

•	Bachelor of Laws degree from Osgoode Hall Law School at York University.

Mr. Goldgut brings to the Company and the Board extensive experience in regulatory and government affairs, as well as experience in acquiring and operating renewable energy assets. Mr. Goldgut’s background in renewable energy provides important insight to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Goldgut’s re-election to the Board.

Board/Committee Membership(5)			Attendance	Attendance Total	Value of Compensation Received in 2022(6)

Board of Directors			9 of 9	100.0%	$195,000
Investment Performance Committee			6 of 6

Securities Held as at December 31 of Respective Year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)

2022	61,034(6)	—	61,034	$767,197	Meets(7)
2021	45,870(6)	—	45,870	$627,502
2020	32,790(6)	—	32,790	$300,684

Other Public Board Directorships and Committee Memberships

Company			Committee

None			N/A

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2022 Annual and Special Meeting of Shareholders

Votes For	Percentage		Votes Withheld	Percentage

185,689,018	99.73%		508,919	0.27%

22	TransAlta Corporation • 2023 Management Proxy Circular

John H. Kousinioris(1) President and Chief Executive Officer of the Company
Profile • Age: 58 • Residency: Alberta, Canada • Director Since: 2021 • Non-Independent	Top Four Relevant Competencies • Electric Energy / Utility • Legal and Regulatory • Environment / Climate Change • M&A / Organizational Change

Relevant Skills and Qualifications

•	President and Chief Executive Officer of the Company.

•	Former Chief Operating Officer of the Company, overseeing operations, shared services, commercial, trading, customer solutions, hedging and optimization.

•	Former Chief Growth Officer and Chief Legal and Compliance Officer of the Company, with responsibility for almost every aspect of the Company’s business provided by his prior leadership roles.

•	Former President of TransAlta Renewables Inc. until Feb. 5, 2021.

•	Former partner and co-head of the corporate commercial department at Bennett Jones LLP with 30 years of experience in securities law, mergers and acquisitions and corporate governance matters.

•	Vice Chair of the Board of Governors of Bow Valley College and a member of the Board of Directors of the Calgary Stampede Foundation.

•

Bachelor of Arts degree in Honors in Business Administration from the University of Western Ontario, Master of Business Administration degree from York University, Bachelor of Laws degree from Osgoode Hall Law School at York University, and completion of the Advanced Management Program at Harvard University.

As President and CEO of the Company, Mr. Kousinioris is responsible for the overall stewardship of the Company, including providing strategic leadership. Mr. Kousinioris has demonstrated outstanding vision and leadership with an unwavering commitment to the Company’s long-term success. Accordingly, the Board recommends that Shareholders vote FOR Mr. Kousinioris’ re-election to the Board.

Board/Committee Membership			Attendance	Attendance Total	Value of Compensation Received in 2022

Board of Directors			9 of 9	100.0%	N/A

Securities Held as at December 31 of Respective Year

Year	Common Shares	Share Units	Total	Market Value(2)	Share Ownership Requirement(3)

2022	291,088(8)	138,451(9)	429,539	$5,399,305	Meets(10)
2021	180,591(8)	139,316(9)	319,907	$4,376,328

Other Public Board Directorships and Committee Memberships

Company			Committee

None			N/A

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2022 Annual and Special Meeting of Shareholders

Votes For	Percentage		Votes Withheld	Percentage

185,681,285	99.72%		516,652	0.28%

TransAlta Corporation • 2023 Management Proxy Circular	23

Candace J. MacGibbon(1) Director Nominee
Profile • Age: 48 • Residency: Ontario, Canada • Director Since: Nominee • Independent	Top Four Relevant Competencies • Accounting, Finance and Tax • International Operations • M&A / Organizational Change • Risk Management

Relevant Skills and Qualifications

•	Former Chief Executive Officer and Director of INV Metals Inc., a TSX-listed mining company, from 2015 to 2021, where she was responsible for determining and implementing corporate strategy.

•

Former President and Chief Financial Officer of INV Metals Inc. from 2008 to 2015, in which role she was responsible for financial and regulatory reporting and for the company’s treasury, financial strength and investment policy.

•	Previously held roles within global mining institutional equity sales with RBC Capital Markets and in base metals research as an equity research associate with BMO Capital Markets.

•	Former manager at Deloitte LLP and cost analyst with Inco Limited.

•	Board member of Osisko Gold Royalties and member of their Audit and Human Resources Committees.

•	Chartered Professional Accountant with over 25 years’ experience in the mining sector and capital markets.

•	Bachelor of Arts, Economics from the University of Western Ontario and a Diploma in Accounting from Sir Wilfred Laurier University.

Ms. MacGibbon brings to the Board attributes and skills focused on leadership, collaboration and integrity, which she has demonstrated through her prior successful senior leadership roles, including as a chief executive officer and a chief financial officer. We expect Ms. MacGibbon will bring to the Board energy and motivation with a focus on delivering results, which is complemented by her expertise in strategy, risk management, finance and accounting. Accordingly, the Board recommends that Shareholders vote FOR Ms. MacGibbon’s election to the Board.

Board/Committee Membership(11)			Attendance	Attendance Total	Value of Compensation Received in 2022

Board of Directors			N/A	N/A	N/A

Securities Held as at December 31 of Respective Year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)

2022	—	—	—	N/A	On Track

Other Public Board Directorships and Committee Memberships

Company			Committee

Osisko Gold Royalties Ltd.			Audit and Risks; Human Resources

Carbon Streaming Corp.			Director

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2022 Annual and Special Meeting of Shareholders

Votes For	Percentage		Votes Withheld	Percentage

N/A	N/A		N/A	N/A

24	TransAlta Corporation • 2023 Management Proxy Circular

Thomas M. O’Flynn Corporate Director
Profile • Age: 63 • Residency: New Jersey, US • Director Since: 2021 • Independent	Top Four Relevant Competencies • M&A / Organizational Change • Accounting, Finance and Tax • Risk Management • Electric Energy / Utility

Relevant Skills and Qualifications

•	Former CEO and Chief Investment Officer, AES Infrastructure Advisors.

•

Former Executive Vice President and Chief Financial Officer at AES Corporation, being responsible for all aspects of global finance and M&A teams across six global regions, helping to lead AES through a significant transformation, including strategic exits of non-core markets, that resulted in improved financial stability and allowed for the redeployment of cash to primary growth markets during his tenure, and being a key driver in initiating a major transition to renewables and green energy to significantly improve AES’s growth profile and reduce its carbon footprint. AES’s total shareholder return increased 54 per cent during his tenure and its credit rating improved significantly.

•	Venture Partner with Energy Impact Partners, a private energy technology fund investing in high-growth companies in the energy, utility and transportation industries.

•	Former CFO of Powin Energy, a battery energy storage company in which Energy Impact Partners is a significant investor.

•

Former Senior Advisor, Power and Utility Sector at the Blackstone Group Inc. and former Chief Operating Officer and Chief Financial Officer of Transmission Developers Inc., a Blackstone-controlled entity that develops innovative power transmission projects in an environmentally responsible manner.

•	Former Executive Vice President and Chief Financial Officer at Public Service Enterprise Group Inc. and former Head of North American Power at Morgan Stanley.

•	Bachelor of Arts in Economics from Northwestern University and Master of Business Administration in Finance from the University of Chicago.

•	An adjunct professor at Northwestern University for a master’s program at the Institute for Sustainability and Energy.

Mr. O’Flynn has demonstrated an ability to realize shareholder value through his significant senior executive experience at large electricity companies. He has led successful organizational transformations, including by focusing on acquisitions and greenfield development. Accordingly, the Board recommends that Shareholders vote FOR Mr. O’Flynn’s re-election to the Board.

Board/Committee Membership			Attendance	Attendance Total	Value of Compensation Received in 2022

Board of Directors			9 of 9	93.1%	$234,500
Special Committee(4)			5 of 6
Audit, Finance and Risk Committee			7 of 8
Investment Performance Committee			6 of 6

Securities Held as at December 31 of Respective Year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)

2022	5,171	12,805	17,976	$225,958	On Track
2021	5,171	5,215	10,386	$142,080

Other Public Board Directorships and Committee Memberships

Company			Committee

None			N/A

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2022 Annual and Special Meeting of Shareholders

Votes For	Percentage		Votes Withheld	Percentage

185,248,610	99.49%		949,327	0.51%

TransAlta Corporation • 2023 Management Proxy Circular	25

Bryan D. Pinney(1) Corporate Director
Profile • Age: 70 • Residency: Alberta, Canada • Director Since: 2018 • Independent	Top Four Relevant Competencies • Accounting, Finance and Tax • HR / Compensation • Risk Management • M&A / Organizational Change

Relevant Skills and Qualifications

•	Over 30 years of experience with serving many of Canada’s largest corporations, primarily in energy and resources and construction.

•

Former Vice-Chair of Deloitte LLP until June 2015, and past member of Deloitte LLP’s Board of Directors and Chair of the Finance and Audit Committee. National Managing Partner of Audit & Assurance of Deloitte LLP from 2007 to 2011. Former Calgary Managing Partner of Deloitte LLP from 2002 through 2007.

•	Former partner at Andersen LLP, and Calgary Managing Partner from 1991 through May 2002.

•	Lead director for North American Construction Group Ltd. (NYSE, TSX).

•	Director of SNDL Inc. (NASDAQ).

•	Former chair of Board of Governors of Mount Royal University, and previously served on a number of non-profit boards.

•

Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator, a graduate of the Ivey Business School at the University of Western Ontario with a degree in Honours Business Administration, and holds the ICD.D designation granted by the Institute of Corporate Directors.

Mr. Pinney’s extensive leadership accomplishments, financial expertise, knowledge of regulatory and compliance matters and diverse range of industry experience make him an important contributor to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Pinney’s re-election to the Board.

Board/Committee Membership			Attendance	Attendance Total	Value of Compensation Received in 2022

Board of Directors			9 of 9	100.0%	$255,000
Special Committee(4)			6 of 6
Audit, Finance and Risk Committee (Chair)			8 of 8
Human Resources Committee			6 of 6

Securities Held as at December 31 of Respective Year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)

2022	25,673	78,190	103,863	$1,305,558

2021	20,427	69,633	90,060	$1,232,021	Meets

2020	20,427	55,689	76,116	$689,745

Other Public Board Directorships and Committee Memberships

Company			Committee

North American Construction Group Ltd.			Audit (Chair); Human Resources & Compensation; Governance

SNDL Inc.			Audit (Chair); Human Resources & Compensation; Nominating and Corporate Governance

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2022 Annual and Special Meeting of Shareholders

Votes For	Percentage		Votes Withheld	Percentage

182,248,274	97.88%		3,949,663	2.12%

26	TransAlta Corporation • 2023 Management Proxy Circular

James Reid(1) Corporate Director
Profile • Age: 57 • Residency: Alberta, Canada • Director Since: 2021 • Independent	Top Four Relevant Competencies • Accounting, Finance and Tax • International Operations • Risk Management • M&A / Organizational Change

Relevant Skills and Qualifications

•

Former Managing Partner of Brookfield Asset Management Inc., leading Brookfield’s Private Equity Group located in Calgary, Alberta, being responsible for originating, evaluating and structuring investments and financings in the energy sector, and overseeing operations in Brookfield private equity energy segment.

•	Prior to moving into the private equity group, Chief Investment Officer, Energy for Brookfield’s Infrastructure Group.

•	Established Brookfield’s Calgary office in 2003 after spending several years as a Chief Financial Officer for two oil and gas exploration and production companies in Western Canada.

•

One of two Brookfield nominees to the Board pursuant to the Investment Agreement (as defined below) between TransAlta and an affiliate of Brookfield discussed under “Governance — Board Characteristics — Independence of Directors” below.

•	Chartered Accountant designation at PricewaterhouseCoopers in Toronto and a Bachelor of Arts in commerce from the University of Toronto.

Mr. Reid brings to the Company and the Board considerable experience in leadership, finance, mergers and acquisitions and organizational change. His wealth of knowledge in the energy sector and his role with Brookfield, our long-term Shareholder, make him an important addition to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Reid’s re-election to the Board.

Board/Committee Membership(7)			Attendance	Attendance Total	Value of Compensation Received in 2022(6)

Board of Directors			9 of 9	100.0%	$195,000
Investment Performance Committee			6 of 6

Securities Held as at December 31 of Respective Year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement

2022	15,164(6)	—	15,164	$190,611	Meets(7)
2021	8,212(6)	—	8,212	$112,340

Other Public Board Directorships and Committee Memberships

Company			Committee

CWC Energy Services Corp.			Board Chair

Inter Pipeline Ltd.			Director

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2022 Annual and Special Meeting of Shareholders

Votes For	Percentage		Votes Withheld	Percentage

185,693,600	99.73%		504,337	0.27%

TransAlta Corporation • 2023 Management Proxy Circular	27

Manjit K. Sharma(1) Corporate Director
Profile • Age: 57 • Residency: Ontario, Canada • Director Since: 2023 • Independent	Top Four Relevant Competencies • Accounting, Finance and Tax • M&A / Organizational Change • Risk Management • HR / Compensation

Relevant Skills and Qualifications

•	Over 30 years of experience that spans a variety of industries, most recently serving as Chief Financial Officer of WSP Canada Inc.

•	Responsible for leading the finance, real estate, procurement, tax and shared services functions across Canada at WSP Canada Inc.

•	Former Chief Financial Officer and member of the National Executive Team of General Electric Canada (GE Canada) from 2016 to 2019.

•

Held various senior positions with GE Canada, with responsibilities that spanned strategic planning and analysis, mergers and acquisitions, tax oversight, risk, governance, and diversity and inclusion from 1999 to 2016.

•	A current board member of each of Vermilion Energy Inc., Finning International Inc. and Export Development Canada and a member of the GE Canada Pension Trust Committee.

•	Bachelor of Commerce degree (with Honours) from the University of Toronto, Fellow Chartered Accountant, and holds the ICD.D Directors designation and the GCB.D Global Competent Boards designation.

•	Named one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network in 2019.

Ms. Sharma’s diverse board, executive, finance and leadership experiences within different industries and business make her an important addition to the Board. The Board recommends that Shareholders vote FOR Ms. Sharma’s election to the Board.

Board/Committee Membership(12)			Attendance	Attendance Total	Value of Compensation Received in 2022

Board of Directors			N/A	N/A	N/A
Audit, Finance and Risk Committee			N/A
Human Resources Committee			N/A

Securities Held as at December 31 of Respective Year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)

2022	—	—	—	N/A	On Track

Other Public Board Directorships and Committee Memberships

Company			Committee

Finning International Inc.			Audit; Governance and Risk

Vermilion Energy Inc.			Audit; Governance and Human Resources

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2022 Annual and Special Meeting of Shareholders

Votes For	Percentage		Votes Withheld	Percentage

N/A	N/A		N/A	N/A

28	TransAlta Corporation • 2023 Management Proxy Circular

Sandra R. Sharman(1) Senior Executive Vice President and Group Head, People, Culture and Brand, Canadian Imperial Bank of Commerce
Profile • Age: 60 • Residency: Ontario, Canada • Director Since: 2020 • Independent(13)	Top Four Relevant Competencies • HR / Compensation • M&A / Organizational Change • Legal and Regulatory • Risk Management

Relevant Skills and Qualifications

•

Senior Executive Vice-President and Group Head, People, Culture and Brand, Canadian Imperial Bank of Commerce (“CIBC”), leading the Human Resources, Communications, Marketing and Enterprise Real Estate teams at CIBC, supporting execution of business strategy, transforming to a purpose-driven bank and enabling a world-class culture.

•

Responsible for developing and delivering the Global Human Capital Strategy designed to challenge conventional thinking, drive business solutions and shape the culture of the bank, with key areas of accountabilities including workplace transformation, compensation and benefits, employee relations, policy and governance, talent management, marketing, corporate real estate, which includes the bank’s new global headquarters, CIBC Square and all aspects of internal and external communications and public affairs, including government relations and awards.

•

A proven business leader with over 30 years of human resources and financial services experience in both Canada and the US, playing a lead role in shaping an inclusive and collaborative culture at CIBC, focused on empowering and enabling employees to reach their full potential.

•

Assumed the leadership of Human Resources at CIBC in 2014 and added accountability for communications and public affairs in 2017, with a portfolio that encompasses purpose, brand, marketing and, most recently, corporate real estate.

•	Master of Business Administration from Dalhousie University.

Ms. Sharman’s executive experience, diversity and inclusion related competencies and leadership accomplishments within an international and complex business make her an important addition to the Board. Accordingly, the Board recommends that Shareholders vote FOR Ms. Sharman’s re-election to the Board.

Board/Committee Membership			Attendance	Attendance Total	Value of Compensation Received in 2022

Board of Directors			8 of 9	94.7%	$214,267
Governance, Safety and Sustainability Committee			4 of 4
Human Resources Committee (Chair)			6 of 6

Securities Held as at December 31 of Respective Year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)

2022	—	39,905	39,905	$501,606	On Track
2021	—	26,441	26,441	$361,713
2020	—	13,144	13,144	$120,662

Other Public Board Directorships and Committee Memberships

Company			Committee

None			N/A

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2022 Annual and Special Meeting of Shareholders

Votes For	Percentage		Votes Withheld	Percentage

184,134,222	98.89%		2,063,714	1.11%

TransAlta Corporation • 2023 Management Proxy Circular	29

Sarah A. Slusser Chief Executive Officer, Cypress Creek Renewables, LLC
Profile • Age: 60 • Residency: Washington, DC, US • Director Since: 2021 • Independent	Top Four Relevant Competencies • Electric Energy / Utilities • International Operations • M&A / Organizational Culture • Environment / Climate Change

Relevant Skills and Qualifications

•

Chief Executive Officer of Cypress Creek Renewables, LLC (“Cypress Creek”), repositioning the company for sustainable growth since 2019. Cypress Creek is a solar and energy storage independent power producer that develops, owns and operates projects in the US.

•	Founding partner of Point Reyes Energy Partners LLC, a solar and energy storage advisory and development company, providing strategic advice to a number of large companies in the renewable sector.

•	Co-founding partner of GeoGlobal Energy LLC, a geothermal company in the US, Chile and Germany, which was sold to its cornerstone investor in 2015.

•

Has 21 years of experience in significant leadership roles at AES Corporation, including being the former Senior Vice President and Managing Director of AES, reporting directly to the CEO and leading the corporate Mergers and Acquisitions group, and being the former President of one of eight divisions of AES that was responsible for all development, construction and operations in the Caribbean, Mexico and Central America.

•	A member of the Board of Directors of the Redwood Foundation, a family foundation promoting education and the environment and Our Food Chain, a non-profit promoting healthy eating.

•	Bachelor of Arts (cum laude) in geology from Harvard University and Master of Business Administration from the Yale School of Management.

Ms. Slusser’s broad range of experience in the electricity sector at innovative, competitive, renewable and traditional electricity companies provides the Board with significant capital allocation and mergers and acquisitions expertise and makes her a valuable addition to the Board. Accordingly, the Board recommends that Shareholders vote FOR Ms. Slusser’s re-election to the Board.

Board/Committee Membership			Attendance	Attendance Total	Value of Compensation Received in 2022

Board of Directors			8 of 9	88.9%	$233,000
Special Committee(4)			6 of 6
Human Resources Committee(14)			4 of 6
Investment Performance Committee			6 of 6

Securities held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)

2022	—	12,805	12,805	$160,959	On Track
2021	—	5,215	5,215	$71,341

Other Public Board Directorships and Committee Memberships

Company			Committee

None			N/A

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2022 Annual and Special Meeting of Shareholders

Votes For	Percentage		Votes Withheld	Percentage

185,641,558	99.70%		556,378	0.30%

30	TransAlta Corporation • 2023 Management Proxy Circular

(1)	Canadian resident.
(2)

The 2020 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days before and including Dec. 31, 2020, of $9.17. The 2021 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days before and including Dec. 31, 2021, of $13.68. The 2022 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days before and including Dec. 31, 2022, of $12.57. The 20-day weighted average closing price is prescribed in our Director Share Ownership Requirements as the price to be used for determining if share ownership requirements have been met. Market value may not reflect the product of common shares and deferred share units by share price due to rounding.

(3)

As of Dec. 31, 2022, the five-year minimum shareholding requirement for independent directors is three times the annual retainer for directors ($585,000) and the Chair of the Board ($990,000), which new directors are required to satisfy within prescribed periods of joining the Board. See “Compensation — Report on Director Compensation — Share Ownership Requirements of Directors”.

(4)	The Special Committee was established for the purposes of evaluating a potential transaction.
(5)

Mr. Goldgut and Mr. Reid are nominees of Brookfield (as defined below) in accordance with the Investment Agreement (as defined below). They are both independent within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices. See “Governance — Board Characteristics — Independence of Directors” below.

(6)

Mr. Goldgut and Mr. Reid have each elected to receive common shares for 100 per cent of their director compensation and have directed the Company to register such common shares to an entity affiliated with Brookfield. To the extent Mr. Goldgut or Mr. Reid are deemed to be the beneficial owner of any such shares, Mr. Goldgut and Mr. Reid expressly disclaim beneficial ownership thereof. In total, 122,067 common shares were registered to an affiliate of Brookfield as of Dec. 31, 2022, pursuant to the directions of Brookfield nominee directors.

(7)

Mr. Goldgut and Mr. Reid are exempt from directly satisfying the share ownership requirement for so long as they are Brookfield nominees on the Board and for so long as Brookfield is in compliance with its obligations under the Investment Agreement.

(8)	As at Dec. 31, 2022, Mr. Kousinioris also owned 2,540 common shares of TransAlta Renewables Inc., a public company subsidiary of the Company.
(9)

Mr. Kousinioris’ share units are composed of eligible shares for purposes of the executive share ownership policy, which consists of common shares, Restricted Share Units (“RSU”) and Officer Deferred Share Units (“ODSU”) (as described under “Compensation Discussion and Analysis — Incentive Plan Awards”). As at Dec. 31, 2022, he held 127,270 RSUs and 11,181 ODSUs. In addition, Mr. Kousinioris holds Performance Share Units and options exercisable to acquire common shares, which do not count towards meeting the requirements under the executive share ownership policy. See “Compensation Discussion and Analysis — Incentive Plan Awards”.

(10)

Mr. Kousinioris is subject to the requirements of the executive share ownership policy, requiring that he own and hold five times his base salary. See “Compensation Discussion and Analysis — NEO Share Ownership”.

(11)	Ms. MacGibbon is not a current member of the Board.
(12)	Ms. Sharma was appointed a director effective Jan. 1, 2023, and was appointed a member of the AFRC and HRC on Feb. 21, 2023.
(13)	Ms. Sharman is independent within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices. See “Governance — Board Characteristics — Independence of Directors” below.
(14)	Ms. Slusser was unable to attend one meeting of the HRC due to technical limitations of the Company and through no failure on her part.

The Board believes that the appointment of each of the 13 nominees to the Board is in the best interests of the Company and unanimously recommends a vote FOR each of the director nominees. Vote FOR the TransAlta director nominees on the proxy today. Unless otherwise instructed, the persons designated in the proxy intend to vote FOR the election of each of these nominees as directors.

TransAlta Corporation • 2023 Management Proxy Circular	31

Our Policy on Majority Voting

The Company’s majority voting policy, which is contained in the General Governance Guidelines for the Board, provides that if there is only one candidate nominated for each position available on the Board (an uncontested election), each candidate is elected only if the number of votes cast in their favor represents a majority of the votes cast in person or represented by proxy at the shareholder meeting. If an incumbent director who was a candidate that is not re-elected in an uncontested election, the director may continue in office until the earlier of the 90th day after the day of the election and the day on which the successor is appointed or elected. Majority voting will not apply in the case of a contested election of directors, in which case the directors will be elected by a plurality of votes of the shares represented in person or by proxy at the meeting, and voted on the election of directors. See Appendix “B” to this Proxy Circular for further details regarding our policy on majority voting.

Board Committees and Membership

The following table shows committee membership as at Dec. 31, 2022:

Committees

	Audit, Finance and Risk (“AFRC”)	Governance, Safety and Sustainability (“GSSC”)	Human Resources (“HRC”)	Investment Performance (“IPC”)

Independent Directors

Rona H. Ambrose		Chair	✓

John P. Dielwart(1)

Alan J. Fohrer(2) ▲	✓	✓

Laura W. Folse		✓		Chair

Harry A. Goldgut				✓

Thomas M. O’Flynn ▲	✓			✓

Bryan D. Pinney ▲	Chair		✓

James Reid				✓

Sandra R. Sharman		✓	Chair

Sarah A. Slusser			✓	✓

Management Director – Not Independent

John H. Kousinioris(3)

✓ — Member

▲ — Designated Audit Committee Financial Expert

(1)	Mr. Dielwart is the Chair of the Board and attends all committee meetings but is not a member of any committee.
(2)	Mr. Fohrer also serves as the Dam Safety Advisor on behalf of the Board. See “Governance - The Board’s Mandate - Committee Charters and Committee Chair Position Descriptions” below.
(3)	Mr. Kousinioris is the President and CEO of TransAlta, and as such is not a member of any committee.

32	TransAlta Corporation • 2023 Management Proxy Circular

Director Meeting Attendance in 2022

Directors are expected to attend all regularly scheduled and special meetings of the Board and its committees. Aggregate attendance for our directors in 2022 is 97.5 per cent. The attendance on an individual director basis is set out in the following table and under each director’s personal biography in “Business of the Meeting — Election of Directors — Nominees”.

	Board Meetings	Committee Meetings					Total Attendance

Name	Regular	Special(1)	AFRC	GSSC	HRC	IPC	#	%

Ambrose	9 of 9	-	-	4 of 4	6 of 6	-	19 of 19	100.0%

Dielwart(2)	9 of 9	6 of 6	-	-	-	-	15 of 15	100.0%

Fohrer	9 of 9	-	8 of 8	4 of 4	-	-	21 of 21	100.0%

Folse	9 of 9	-	-	4 of 4	-	6 of 6	19 of 19	100.0%

Goldgut	9 of 9	-	-	-	-	6 of 6	15 of 15	100.0%

Kousinioris(3)	9 of 9	-	-	-	-	-	9 of 9	100.0%

O’Flynn	9 of 9	5 of 6	7 of 8	-	-	6 of 6	27 of 29	93.1%

Park(4)	7 of 7	6 of 6	6 of 6	-	4 of 4	-	23 of 23	100.0%

Pinney	9 of 9	6 of 6	8 of 8	-	6 of 6	-	29 of 29	100.0%

Reid	9 of 9	-	-	-	-	6 of 6	15 of 15	100.0%

Sharman	8 of 9	-	-	4 of 4	6 of 6	-	18 of 19	94.7%

Slusser(5)	8 of 9	6 of 6	-	-	4 of 6	6 of 6	24 of 27	88.9%

Total	104 of 106	29 of 30	29 of 30	16 of 16	26 of 28	30 of 30	234 of 240	97.5%

(1)	Special Committee meetings are scheduled on an ad hoc basis.
(2)	Mr. Dielwart is not a member of any standing committee of the Board; however, he attends the meetings of each committee.
(3)

Mr. Kousinioris is President and CEO of TransAlta. Mr. Kousinioris is not a member of any standing committee of the Board; however, he attends committee meetings (excluding the in camera portion of the meeting consisting exclusively of independent directors). As Mr. Kousinioris is not a member of any committees, his attendance is not recorded.

(4)	Ms. Park retired as a member of the Board, the AFRC and the HRC on Sept. 30, 2022.
(5)	Ms. Slusser was unable to attend one meeting of the HRC due to technical issues of the Company and through no failure on her part.

Interlocking Directorships

The Board does not have any interlocking directorships. A board interlock occurs when two or more of TransAlta’s directors also serve together as directors of another public company. The Board has not adopted specific guidelines limiting the number of board interlocks that can exist at any time. However, pursuant to the General Governance Guidelines for the Board (see Appendix “B”), when considering potential qualified candidates for nomination to the Board, and in annually evaluating each director’s independence on the Board and individual contributions and performance, any board interlocks are taken into account to ensure they do not undermine the independence or effectiveness of our directors. We also have no interlocking relationships between HRC members and our President and Chief Executive Officer.

Board Tenure

The average tenure for our director nominees is less than four years.

In order to support the continued renewal of skills, expertise and personal attributes, the Board undertakes a robust annual Board, Committee and individual director evaluation process. The Board reviews annually the size and composition of the Board and each of its committees and addresses the succession planning needs associated with ensuring the Board has the necessary diversity of skills and experience. The Board undertakes to ensure that the appropriate degree of experience and institutional knowledge is balanced with the regular introduction of fresh perspectives from new directors.

TransAlta Corporation • 2023 Management Proxy Circular	33

The Company has adopted a director retirement policy with an age limit of 75.

The Company’s longest tenured director nominee has been on the Board since 2013, and the average tenure for the director nominees is 3.5 years. The Board has considered adopting term limits but believes that term limits are arbitrary mechanisms for removing directors and can lead to the loss of valuable skills necessary for effective decision-making as experienced directors could be forced to leave the Board solely because of length of service. Instead, we believe that directors should be assessed according to their ability to make a meaningful contribution to the Board, based on robust annual assessment processes.

Under TransAlta’s retirement policy, set out in the General Governance Guidelines for the Board (see Appendix “B”), the Board has fixed a retirement age for directors at age 75, provided that the Board may, in its discretion, extend the term of a director beyond the age of 75 if the Board determines that the Company and the Board would benefit from the contributions, skills and experience of the director.

Although the Company’s retirement policies should promote Board refreshment, the Company believes that the principal mechanism to ensure a strong and effective Board is through a robust annual evaluation process that assesses each director’s ability to continue to make a meaningful contribution to the Board. The GSSC annually reviews the size and composition of the Board and addresses succession planning needs associated with ensuring the Board has the necessary diversity of skills and experience, balanced with the need to maintain continuity of experience and knowledge on the Board.

Corporate Cease Trade Orders and Bankruptcies

Except as noted below, no director nominee is, as at the date of this Proxy Circular, or has been, within the past 10 years before the date hereof, a director or executive officer of any other issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or (iii) while that director nominee was acting in their capacity as a director or executive officer of that issuer, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. No director nominee has, within the past 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director nominee. No director nominee has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for the director nominee.

Mr. Reid is a director of Second Wave Petroleum Inc. (“SWP”), a private oil and gas exploration and production company. On June 30, 2017, SWP made an assignment into bankruptcy pursuant to the Bankruptcy and Insolvency Act (Canada) (“BIA”). On Sept. 7, 2017, SWP made a proposal under the BIA and on Oct. 5, 2017, the proposal was approved by the Court of Queen’s Bench of Alberta and the bankruptcy was annulled.

Mr. Dielwart was Chairman of the Board of Denbury Resources Inc. which filed for bankruptcy protection in the US on July 29, 2020, under a prepackaged reorganization plan with its bondholders. Denbury emerged from Chapter 11 on Sept. 18, 2020, at which time the board was reconstituted and Mr. Dielwart ceased being a director.

Skills Matrix

We maintain a skills matrix where each director indicates whether they have expertise and professional background in areas we consider to be essential for TransAlta, having regard to our strategies, plans, operations and stakeholders. The skills matrix is also used by the Board as part of its succession planning process, when identifying, selecting and nominating directors for appointment to the Board, and as part of evaluating the necessary skills, experiences and qualifications needed to maximize effective decision-making by the Board and its Committees. Given the breadth of experience and skills of each director, the table below lists only the top four competencies possessed by each director nominee based on the Board’s assessment and each director’s self-evaluation. The Board believes the director nominees possess a diversity of skills and the appropriate mix of competencies needed for the Board to effectively carry out its mandate and oversee the execution of the Company’s strategies.

34	TransAlta Corporation • 2023 Management Proxy Circular

(1)

Although for the purposes of this table gender has been identified as male or female, the Company encourages directors, officers and employees to self-identify their preferred gender identity, including non-binary identities.

(2)	Definitions for the top relevant competencies are provided below:
•	Accounting, Finance and Tax — The understanding of financial accounting and reporting, and corporate finance, as well as familiarity with internal financial/accounting controls and IFRS.
•	Engineering and Technical — The knowledge of engineering principles and application of technical skills and expertise.
•	Government Affairs — The understanding of government, diplomacy and public policy, internationally, federally or provincially.
•	Legal and Regulatory — The understanding of legal principles and the workings of regulatory systems.
•	HR/Compensation — The understanding of executive compensation, talent management/retention and succession planning.
•	Risk Management — The understanding of internal risk controls, risk assessments and reporting.
•	Electric Energy/Utility — The knowledge of electric, utility and renewables operations, including the driving of continuous improvements and best-in-class operational standards.
•

Technology/Telecommunications — The knowledge of relevant emerging technologies, including information and telecom technology, and knowledge of telecommunications or content, including strategic context, market competitors and business issues facing those industries.

•	International Operations — The knowledge of major international operations and global strategy development.
•	Environment/Climate Change — The knowledge of corporate responsibility practices and the constituents involved in sustainable development practices, including as it pertains to climate change.
•	M&A/Organizational Change — Competency in leading major organizational change and/or managing a significant merger or acquisition.

In addition to the top four competencies of each director detailed above, all director nominees are required to have the following attributes:

•

Strategic Oversight — The ability to support the business and affairs of the Company through strategic stewardship and oversight, including by assisting with the establishment of key policies and standards for the Company (including policies for the assessment and management of its risks) and through the review and approval of the strategic plans of the Company.

•

Expertise — Extensive professional experience with significant executive leadership accomplishments in business, government or the non-profit sector relevant to the Company’s business and industry, financial position and risk profile.

TransAlta Corporation • 2023 Management Proxy Circular	35

•	Ability to Influence — Well-developed listening, communicating and influencing skills to be able to actively participate in Board discussions and debate.
•	Integrity — Personal qualities of integrity and credibility.
•	Commitment — The ability to devote the time, effort and energy necessary to serve effectively as a director of the Company.

The table below describes the experience and professional background of each director nominee. This table is intended to emphasize how each director nominee acquired the top four competencies listed above.

The GSSC may also consider other factors that it determines to be relevant in the context of individual nominees, the Board as a whole and its committees, including the benefits of promoting diversity (including gender diversity), as discussed under “Governance — Board Characteristics — Diversity” on page 49.

2.	Financial Statements

We have published the Company’s 2022 audited consolidated financial statements, including the related auditors’ report and the related management’s discussion and analysis, for the fiscal year ended Dec. 31, 2022. The full text of the Annual Report, audited consolidated annual financial statements and management’s discussion and analysis in either English or French are available on our website at https://transalta.com/investor-centre/reports-and-filings/, under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

3.	Reappointment of Auditors

At the Meeting, you will be asked to reappoint Ernst & Young LLP as our auditors to hold office until the next annual meeting of Shareholders at remuneration to be fixed by the Board.

You can vote “For” or “Withhold” by considering and, if deemed advisable, approving the following resolution:

“BE IT RESOLVED THAT Ernst & Young LLP be appointed as auditors of TransAlta Corporation until the close of its next annual meeting of Shareholders, and the directors of TransAlta Corporation be authorized to fix their remuneration.”

Representatives of Ernst & Young LLP will be available at the Meeting to answer any questions you may have. Ernst & Young LLP have been our external auditors since 1947. Through the processes described below under “Auditor Independence” we have confirmed Ernst & Young LLP is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by all relevant professional bodies in Canada and applicable legal requirements and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

The AFRC regularly assesses the Company’s external auditors and on an annual basis reviews audit quality, auditor tenure and appropriateness of audit fees, including the impact of the tenure of the audit firm and the controls and processes that ensure their independence, such as partner rotations. This assessment also considers the nature, extent and permissibility of any proposed audit services.

36	TransAlta Corporation • 2023 Management Proxy Circular

Auditor Independence

Pursuant to the AFRC charter, the AFRC reviews, and discusses annually with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors’ independence. The AFRC also has a pre-approval policy with respect to all audit related services, including all non-prohibited non-audit services provided by the external auditors.

As part of the annual review of auditor independence, the AFRC assesses Ernst & Young’s tenure and audit quality, including a rotation for the lead audit partner and quality review partner after serving a maximum of five years. This rotation helps ensure auditor independence is maintained by changing the key personnel working on the Company’s audits after a set period of time.

Our annual information form includes more information about the AFRC, including the committee charter. The 2022 annual information form is available on our website (www.transalta.com) and on SEDAR (www.sedar.com).

Fees Paid to Ernst & Young LLP

For the years ended Dec. 31, 2022, and Dec. 31, 2021, Ernst & Young LLP and its affiliates billed $4,608,258 and $3,724,342, respectively, as detailed below:

Year Ended December 31	2022	2021

Audit fees(1)	$2,873,395	$2,453,917

Audit-related fees(1)(2)	1,618,751	1,270,425

Tax fees	116,112	—

All other fees	—	—

Total	$4,608,258	$3,724,342

(1)	Comparative figures have been reclassified to conform to the current period classification of fees.
(2)	Included in the 2022 audit-related fees are $1,000,515 (2021 — $844,167) of fees billed to TransAlta Renewables Inc.

No other audit firms provided external audit services in 2022 or 2021.

The nature of each category of fees is described below.

Audit Fees

Audit fees are for professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings and providing comfort letters associated with securities documents.

Audit-Related Fees

Audit-related fees are for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but that are not included in the audit fees. Audit-related fees include statutory audits, pension audits and other compliance audits. In 2022 and 2021, we have included the fees billed to TransAlta Renewables Inc., a controlled and consolidated subsidiary of TransAlta.

Tax Fees

Tax fees are tax-related services for the review of tax returns, assistance with questions on tax audits, and tax planning.

All Other Fees

All other fees include products and services provided by the Company’s auditor other than those services reported under audit fees, audit-related fees and tax fees. This includes fees related to training services provided by the auditor.

Pre-Approval Policies and Procedures

The AFRC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The AFRC has adopted a policy that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the AFRC for other permissible categories of non-audit services, such categories being determined under the Sarbanes-Oxley Act (“Sarbanes-Oxley”). This policy also provides that the Chair of the AFRC may approve permissible non-audit services during the quarter and report such approval to the AFRC at its next regularly scheduled meeting.

TransAlta Corporation • 2023 Management Proxy Circular	37

The Board believes that the reappointment of Ernst & Young LLP as auditors of the Company and authorizing the Board to fix the auditor’s remuneration is in the best interests of the Company and unanimously recommends a vote FOR this resolution. Unless otherwise instructed, the persons designated in the proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditors of the Company and to authorize the Board to fix the auditor’s remuneration.

4.	Advisory Vote on Executive Compensation

At the Meeting, you will be asked to consider and approve, on a non-binding and advisory basis, a resolution on our approach to executive compensation as disclosed in this Proxy Circular. A detailed discussion of our approach to executive compensation follows in our Compensation Discussion and Analysis (“CD&A”) section beginning on page 80, which also includes a discussion on our compensation strategy, the objectives of different elements of our compensation programs, the way performance is assessed and compensation decisions are made, and how our compensation policies and practices are designed to align pay with performance and our Company’s strategies. Over the past few years, the HRC and the Board have carefully considered and continue to enhance our approach to executive compensation, to ensure alignment with Company performance, our strategic goals and the principles of pay-for-performance. We continue to make enhancements to our approach to executive compensation consistent with those principles, the details of which are set out in the CD&A beginning on page 73 of the Proxy Circular. In 2022, we received 87.88 per cent support from Shareholders for our approach to executive compensation.

As our Shareholder, on a non-binding and advisory basis, you can vote “For” or “Against” our approach to executive compensation by considering and, if deemed advisable, approving the following resolution:

“BE IT RESOLVED THAT, on a non-binding and advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Company’s Management Proxy Circular dated March 17, 2023, delivered in connection with the 2023 annual and special meeting of Shareholders of the Company.”

Since your vote is advisory, it will not be binding on the Board. However, the Board and, in particular, the HRC will consider the outcome of the vote as part of their ongoing review of executive compensation. The Company plans to hold an advisory vote on our approach to executive compensation on an annual basis.

The Board unanimously recommends a vote FOR our approach to executive compensation. Unless otherwise instructed, the persons designated in the proxy intend to vote FOR the approval of the advisory resolution on executive compensation.

5.	Increase of Shares Issuable Under the Share Unit Plan

On February 21, 2023, the Board approved an increase in the number of common shares reserved for issuance under the Company’s Share Unit Plan (the “SUP”) to 10,200,000 common shares, subject to Shareholder approval. Furthermore, the TSX provided conditional approval of the additional listing of the 3,200,000 common shares, subject to approval of the Shareholders, by a majority of the votes cast at the Meeting. The SUP was previously approved by Shareholders in 2021 and, at such time, authorized the issuance of up to 7,000,000 common shares. The Company wishes to increase the number of common shares available for issuance under the SUP by 3,200,000 common shares (the “Share Increase”) to continue to have sufficient shares available to grant restricted share units (“RSUs”) and performance share units (“PSUs”, together with RSUs, the “Units”) to eligible officers and employees of the Company or any of its affiliates (collectively, “Participants”) as part of the Company’s overall compensation framework. While the SUP also contemplates the grant of deferred share units (“DSUs”), such awards may be settled in cash only. The purpose of the SUP is to advance the interests of the Company and its Shareholders by providing the Participants a performance incentive that aligns with the strategic goals of the Company and the interests of Shareholders. Pursuant to the terms of the SUP, the increase to the share reserve requires Shareholder approval and TSX approval. A summary of the material terms of the SUP can be found on page 87, and the full text of the SUP, as amended, can be found under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. If the increase in the number of common shares reserved for issuance under the Company’s SUP is not approved at the Meeting, the currently issued and outstanding Units will continue unaffected under the SUP and the Company may be required to grant share units that will be settled in cash (or through open market purchases of common shares) in lieu of Units that could otherwise potentially be settled with new common shares issued from treasury.

38	TransAlta Corporation • 2023 Management Proxy Circular

Under the SUP, all granted and outstanding RSUs and PSUs may be settled in common shares from treasury. As at March 17, 2023, the Company has an aggregate of 4,277,362 RSUs and PSUs outstanding under the SUP. If all such outstanding RSUs and PSUs were settled in common shares from treasury, the Company would have 1,023,053 common shares remaining and available for issuance under the SUP (assuming the PSUs achieve target performance). The Company intends to settle only a portion of the RSUs and PSUs in common shares from treasury. Additionally, the Company anticipates maintaining its normal course issuer bid and to actively purchase common shares to further control for the dilutive effects of the SUP on Shareholders.

The compensation practices of the Company, including the burn rate, are not expected to change as a result of the increased number of common shares reserved for issuance under the SUP.

The table below shows the common shares available under the SUP as of March 17, 2023, before and after the Share Increase.

	Common Shares Issuable on the Exercise of Currently Issued and Outstanding RSUs and PSUs (a)	Common Shares Previously Issued on Exercise of RSUs and PSUs (b)	Total Number of Common Shares Available for Issuance on the Exercise of RSUs and PSUs (c)	RSUs and PSUs Available for Future Grant Based on Common Shares Available for Issuance = (c) - (a) - (b)

Previously approved	4,277,362	1,699,585	7,000,000	1,023,053

Percentage of outstanding common shares (non-diluted)	1.6%	0.6%	2.6%	0.4%

Approved following the proposed SUP amendment	4,277,362	1,699,585	10,200,000	4,223,053

Percentage of outstanding common shares (non-diluted)	1.6%	0.6%	3.8%	1.6%

As at March 17, 2023, total common shares issued and outstanding are 267,384,106. The current number of common shares reserved for issuance from treasury for the SUP represents approximately 2.6 per cent (including the 1,699,585 shares previously issued) of all common shares issued and outstanding. The incremental increase of 3,200,000 common shares for issuance under the SUP represents approximately 1.2 per cent of all common shares issued and outstanding, which the Company does not believe to be excessive.

Over the past three years, the annual burn rate for the SUP has averaged approximately 0.61 per cent as set out in the following table. The burn rate for the year is calculated as the number of RSUs and PSUs granted in the applicable year, divided by the weighted average number of shares outstanding in the year.

	As of Dec. 31, 2022	As of Dec. 31, 2021	As of Dec. 31, 2020

Burn rate(1)	0.61%	0.54%	0.67%

Number of RSUs and PSUs granted in the applicable year	1,639,814	1,447,750	1,849,215

Weighted average number of shares outstanding(2)	270,833,859	270,539,137	274,622,582

(1)

While RSUs and PSUs could not be settled in common shares from treasury under previous incentive plans, we have provided the annual historical burn rate information for context, given that RSUs and PSUs previously granted can now be settled in common shares from treasury under the SUP. Consistent with past practice, the Company intends to settle only a portion of the RSUs and PSUs in common shares from treasury. PSUs have a performance factor that will result in a PSU payout between 0-2x.

(2)

The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period.

TransAlta Corporation • 2023 Management Proxy Circular	39

Share Unit Plan Allocation Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution approving the Share Increase (the “SUP Allocation Resolution”). To be effective, the SUP Allocation Resolution must be passed by a majority (e.g. 50 per cent plus one) of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting. The SUP Allocation Resolution, as set forth below, is subject to such amendments, variations or additions as may be approved at the Meeting.

You can vote “For” or “Against” by considering and, if deemed advisable, approving the following resolution:

“BE IT RESOLVED THAT:

1.

An additional 3,200,000 common shares in the capital of TransAlta Corporation (the “Company”) be and are hereby reserved for issuance pursuant to the Share Unit Plan (for a total maximum amount of common shares reserved for issuance pursuant to such Share Unit Plan of 10,200,000 common shares), substantially as described in the management proxy circular of the Company dated March 17, 2023, and the issuance of the additional 3,200,000 common shares pursuant to the Share Unit Plan along with the amendment to such plan as required to reflect such increase, be and are hereby authorized and approved;

2.	The Board of Directors of the Company may revoke this resolution before it is acted upon, without further approval of the Shareholders of the Company; and

3.

Any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Company all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this resolution.”

The Board believes that the SUP Allocation Resolution is in the best interests of the Company and unanimously recommends a vote FOR the approval of the SUP Allocation Resolution. Unless otherwise instructed, the persons designated in the proxy intend to vote FOR the approval of the SUP Allocation Resolution. Vote FOR the approval of the SUP Allocation Resolution on the proxy today.

6.	Other Business

As of the date of this Proxy Circular, the Board and management are not aware of any other items of business to be brought before the Meeting. If there are changes or new business at the Meeting, your proxyholder can vote your common shares on these items as your proxyholder sees fit.

Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from registered Shareholders and duly appointed proxyholders.

40	TransAlta Corporation • 2023 Management Proxy Circular

Governance

We believe that responsible and transparent corporate governance practices provide us with a framework for exercising timely and effective decisions and serve as a foundation for our commitment to you, and other stakeholders, in representing your and other stakeholders’ interests with integrity, honesty and ethical conduct.

This section discusses TransAlta’s corporate governance practices and provides information pertaining to our Board and its committees.

Our Governance Practices

TransAlta is listed on the TSX, under the trading symbol “TA”, and the NYSE, under the trading symbol “TAC”, and is subject to the governance regulations, rules and standards applicable under both exchanges. Our corporate governance practices meet or exceed the governance requirements of the TSX and the Canadian Securities Administrators, including:

•	National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings;
•	National Instrument 52-110 — Audit Committees;
•	National Policy 58-201 — Corporate Governance Guidelines; and
•	National Instrument 58-101 — Disclosure of Corporate Governance Practices.

As a “foreign private issuer” under US securities laws, we are generally permitted to comply with Canadian corporate governance requirements. The NYSE governance rules require us, however, to disclose any significant ways in which our corporate governance practices differ from those followed by US domestic issuers, and this disclosure can be found in Appendix “A” to this Proxy Circular under the heading “New York Stock Exchange — Significant Differences in Corporate Governance Practices” and on our website at www.transalta.com/investor-centre/governance. Our corporate governance practices also comply with applicable requirements enacted under SEC rules initiated under Sarbanes-Oxley and also incorporate a number of best practices, including certain recommendations by the Canadian Coalition for Good Governance.

The key elements of TransAlta’s governance practices are:

•	Ensuring employees, management and the Board are committed to ethical business conduct, integrity and honesty;
•	Establishing key policies and standards to provide a framework for how we conduct our business;
•	Retaining directors, other than our CEO, who are independent;
•

Having a Board with individuals who have a mix of diversity, skills, knowledge and experience, including the core competencies identified in our skills matrix, to maximize the effectiveness of the Board and its Committees and oversight of the execution of our strategies;

•	Maximizing the effectiveness of the Board, its committees and individual directors through annual evaluations and continuing education of our directors; and
•	Facilitating and fostering an open dialogue between our management and the Board with our Shareholders and community stakeholders.

Our Ethical Commitment

Codes of Conduct

One of our most valuable assets is our reputation. A strong commitment to ethical conduct is a basic element of our corporate governance. We have adopted the following codes of conduct to guide our business decisions and everyday business activities:

•	Code of Business Conduct for Directors, which applies to our directors;
•	Corporate Code of Conduct, which applies to all employees, officers and consultants of TransAlta and its subsidiaries;
•	Finance Code of Ethics, which applies to all financial employees of the Company;
•	Energy Trading Code of Conduct, which applies to all our employees engaged in energy marketing; and
•	Supplier Code of Conduct, which applies to the Company’s suppliers and vendors.

Our codes of conduct outline the standards and expectations we have for our employees, officers, directors, consultants and suppliers with respect to, among other things, the protection and proper use of our assets. The codes also provide guidelines with respect to securing our assets, conflicts of interest, respect in the workplace, social responsibility, privacy, compliance with laws, insider trading, environment, health and safety

TransAlta Corporation • 2023 Management Proxy Circular	41

and our commitment to ethical and honest conduct. Our Code of Business Conduct for Directors and Corporate Code of Conduct go beyond the laws, rules and regulations that govern our business in the jurisdictions in which we operate; they outline principal business practices with which all directors, employees and consultants must comply. Our employees, officers and directors are reminded annually about the importance of ethics and professionalism in their daily work, and must certify annually that they have reviewed and understand their responsibilities as set forth in the respective codes of conduct. This certification also requires our employees, officers and directors to acknowledge that they have complied with the standards set out in the respective code during the last calendar year. In 2022, the Company undertook mandatory Code of Conduct training for all employees and was able to achieve 100 per cent participation.

The Company has adopted a Supplier Code of Conduct that requires suppliers (and their employees and contractors) of goods and services to the Company to adhere to the Company’s values, including as it pertains to health and safety, ethical business conduct, labour issues and human rights, conflicts of interest and environmental leadership. Suppliers can report any concerns related to the Supplier Code of Conduct using TransAlta’s Ethics Helpline and disclose any actual or perceived conflicts of interest via email to conflicts@transalta.com. All concerns raised will be kept in confidence to the extent appropriate and permitted by law. Information will only be shared in circumstances where it is necessary to completely and fairly resolve the concern. The Ethics Helpline can be reached at 1 (855) 374-3801 (Canada/US) and 1-800-40-5308 (Australia) or via the Internet at www.transalta.com/ethics-helpline. A complete copy of our Supplier Code of Conduct is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and is also available on our website at www.transalta.com/investor-centre/governance.

As part of our commitment to good corporate governance, the Code of Business Conduct for Directors provides guidance and principles to govern the performance of our directors’ duties and to foster a culture of honesty, integrity and accountability, consistent with the applicable principles espoused in our Corporate Code of Conduct. A complete copy of our Code of Business Conduct for Directors is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and is also available on our website at www.transalta.com/investor-centre/governance.

Our Finance Code of Ethics outlines the obligations of our financial employees to provide accurate, complete, objective and relevant financial information, while our Energy Trading Code of Conduct focuses on preventing, detecting and deterring violations of laws and regulations relating to our energy trading and marketing business.

Copies of our codes of conduct for directors, officers, employees, suppliers, traders and financial employees are available on our website at www.transalta.com/investor-centre/governance.

In addition, our Whistleblower Policy provides a mechanism for our employees, officers and directors to report, among other things, any actual or suspected ethical or legal violations. We would seek to remedy the impact promptly in order to establish a corrective action plan in collaboration with the relevant individuals and stakeholders.There will be no retaliation for matters reported in good faith.

Handling Conflicts of Interest and Related Party Transactions

At TransAlta, we expect and promote a culture of integrity and ethical business conduct by requiring employees, officers and directors to conduct their personal business and affairs in a manner that ensures that their private or personal interests do not interfere or appear to interfere with the interests of the Company. Our policies provide that each director and executive officer must comply with the disclosure requirements of the CBCA regarding any interest in material contracts or material transactions or proposed material contracts or proposed material transactions. If a declaration of material interest is made, the declaring director shall not vote on the matter if put to a vote of the Board. In addition, under the Code of Business Conduct for Directors, directors are more generally required to avoid any activity that could compromise, or appear to compromise, the performance of their duties and responsibilities or their objectivity and exercise of sound, ethical business judgment in the performance of their duties. Directors faced with an actual or potential conflict of interest, including those that may arise because of a director’s (or a relative’s) interests or relationships outside the Company may be asked to recuse themselves from any deliberations with respect to the matter.

The AFRC has also adopted amendments to its Charter to expressly assist the Board in its oversight of material transactions involving related parties. The AFRC will consider the related-party transaction and may recommend the use of a standing committee or an ad hoc special committee to assist the Board in the evaluation of any such related-party transactions. The AFRC is considered the appropriate committee to initially assess related-party transactions given the additional independence requirements required of each committee member pursuant to applicable securities laws. For the purposes of this policy, the term “related party” includes entities that the Company controls, but are not wholly owned, and applies to any agreement

42	TransAlta Corporation • 2023 Management Proxy Circular

entered into with such a related party that has a value in excess of $30 million (based on the aggregate value of the contract). In the past, the Board has established special committees to consider related-party transactions, including in regard to the sale of certain assets to TransAlta Renewables Inc.

Insider Trading

The Company maintains an Insider Trading Policy and reporting guidelines that place restrictions on “insiders” and those in a special relationship with TransAlta from trading in TransAlta shares and other securities of the Company. Our policy meets the requirements of the stock exchanges on which our shares are listed as well as those of corporate law and includes the following measures:

•

Establishment of quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These blackouts extend to all employees engaged in the preparation of our financial results and all officers and directors. The blackouts are effective from the first day following the end of a quarter or fiscal year-end and end at the close of trading on the second trading day after we issue the news release or disclose our financial results;

•	Publishing and communicating the dates for regular blackout periods and sending a monthly reminder to all reporting insiders of their obligations;
•	Establishment of special trading blackouts at times when employees, for business reasons, may be in possession of material non-public information; and
•	Requiring all reporting insiders to pre-clear securities trading transactions.

Whistleblower Procedures

Our whistleblower procedures help uphold our strong values and preserve our culture of ethical business conduct. Our procedures are not limited to accounting, auditing and financial processes, and instead provide employees, contractors, Shareholders and other stakeholders the ability to report ethical violations, violations of laws or Company policies or any other potentially material matters they wish to bring to the attention of our Board through the AFRC or the HRC. All submissions can be made directly to the Chair of the AFRC or HRC by identifying the submission with “subject matter 003”. Submissions can also be made anonymously or confidentially and may be made using our toll-free number or via our Ethics Helpline at www.transalta.com/ethics-helpline. Complaints are investigated by the Company’s ethics investigations committee under the oversight of the AFRC or HRC, as applicable. The AFRC receives all incidents, complaints or information reported through the Ethics Helpline. The AFRC reviews matters relating to potential or suspected material breaches of securities laws, accounting, internal accounting controls, auditing or financial reporting matters. The HRC reviews matters relating to material ethical or legal violations. If the findings are urgent, they will be reported to the Chair of the AFRC or HRC, as applicable, immediately.

The Board’s Mandate

General Governance Guidelines

Our Board is responsible for the stewardship of the Company, overseeing the execution of the Company’s strategies and establishing our key policies and standards, including policies for the assessment and management of our risks. The Board has adopted General Governance Guidelines for the Board to provide a framework for how we conduct our business and to help us meet our responsibilities. These guidelines include a general overview of the Board’s role in our governance, a statement of key principles and policies applicable to the Board and its committees, and a mandate that describes the Board’s major responsibilities, goals and duties. We believe that these practices benefit all stakeholders and form the building blocks for long-term success. These guidelines are reviewed annually by the GSSC and the Board to ensure they reflect the most appropriate governance standards for the Company. Our guidelines may be found in Appendix “B” to this Proxy Circular and on our website at www.transalta.com/investor-centre/governance.

Board Relationships with Management

In accordance with the General Governance Guidelines, the Board has delegated to the CEO and senior management the responsibility for the day-to-day management of the business and affairs of the Company. Nevertheless, the Board takes an active and engaged role in working with senior management and overseeing the strategies, risks, governance and affairs of the Company. In addition to those matters that must, pursuant to applicable laws and our by-laws, be approved by the Board, the Board has delegated to management the authority to approve expenditures within specified limits. The Board retains responsibility for significant matters such as major changes to strategy or significant transactions, CEO succession planning, governance and organizational structure, material acquisitions and divestitures, major capital expenditures, debt and equity financing transactions and approval of material environmental policies.

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Terms of Reference for the Chair of the Board

The Board has also adopted terms of reference for the Chair setting out the Chair’s responsibilities and duties. The Board Chair is required to be independent within the meaning of applicable corporate and securities laws. The Chair is responsible for the leadership of the Board and ensuring that the Board governs the Company’s business and affairs. To lead the Board in fulfilling its duties, the Chair ensures that the Board has sufficient information to make business decisions; establishes the frequency of Board meetings; coordinates, in conjunction with the CEO, Executive Vice President, Legal, Commercial and External Affairs and the Corporate Secretary, the agenda for the Board and Shareholder meetings; and ensure that each of the Committee’s functions is effectively carried out. In addition to the role of leading the Board, the Chair is an essential link between the Board and the CEO in ensuring that the CEO is aware of any concerns raised by the Board and that the Board promptly receives information pertaining to management strategies, plans and performance matters. A copy of the terms of reference for the Chair can be found on our website at www.transalta.com/investor-centre/governance.

Committee Charters and Committee Chair Position Descriptions

The Board considers the responsibilities set out in our General Governance Guidelines for the Board, each of the Committee Charters, including the Committee Chair responsibilities and the terms of reference for the Chair of the Board, to be comprehensive descriptions of the roles and responsibilities of the Board, the Chair of the Board, each of the Committee Chairs, each Committee and each director.

The Board has delegated various responsibilities to four standing Committees, which in turn regularly report and make recommendations (when applicable) to the full Board: (i) Audit, Finance and Risk; (ii) Governance, Safety and Sustainability; (iii) Human Resources; and (iv) Investment Performance. The Chair of each Committee, who is guided by a Committee Charter, is responsible for the organization of the Committee and fulfilment of its mandate and works closely with the Board Chair to ensure the Committee’s functions are effectively carried out. The Committee Charters, along with the Board Chair position description, can be found on our website at www.transalta.com/investor-centre/governance. Please see each Committee’s report in this Proxy Circular for an overview of their principal functions and activities during 2022. The Board may also from time to time establish special committees for a variety of reasons, including to facilitate effective decision making or to manage potential conflicts of interest.

In 2022, the Board designated a member of the Board, Mr. Alan Fohrer, as the Company’s Dam Safety Advisor and adopted a mandate for the Dam Safety Advisor. The Board determined to appoint an individual member of the Board as a Dam Safety Advisor in order to assist the Board in fulfilling its oversight role in regard to the Company’s dam safety practices given the unique and technical aspects of dam safety. The Dam Safety Advisor has the responsibility to:

•	meet with the Company’s Chief Dam Safety Engineer, to discuss overall dam safety practices, outcomes and any recommendations of the Company’s Chief Dam Safety Engineer;
•	assist the Board in fulfilling its stewardship role by applying their technical skills and expertise to Board discussions that concern dam safety;
•

provide leadership to the Board in ensuring the proper and timely discharge of the Board’s responsibilities as it pertains to dam safety and to support the alignment of dam safety decisions and policies with the Company’s overall strategy and objectives; and

•

report to the Board, in addition to the Company’s Chief Dam Safety Engineer and Executive Vice President, Alberta Business, as to the material activities, risks, recommendations and decisions relating to the Company’s Dam Safety Program and any related management systems.

CEO Position Description

We also have a position description for our CEO that is reviewed annually by our CEO and the HRC and is approved by the Board. A copy of the position description is available on our website at www.transalta.com/investor-centre/governance.

Strategic Planning

The Board also has oversight of our strategy and strategic planning process and closely monitors, collaborates with and oversees management’s performance in executing on our strategy and meeting the objectives of our strategic plan.

The Board meets annually for a strategic planning session with management in which it reviews, discusses and approves the Company’s strategic plan and progress made towards achieving the plan. The Board regularly engages in discussions and reviews the Company’s strategies and potential alternatives, addressing

44	TransAlta Corporation • 2023 Management Proxy Circular

the evolving needs and circumstances of the Company and the environments in which we operate, with the presence of, and without, senior management, and with the benefit of advice from outside financial advisors and consultants, as appropriate. The Board also holds in camera meetings without the presence of the CEO or other management in order to assess, test and discuss the Company’s strategic plan and priorities, and alternatives thereto, with a view to ensuring the appropriateness and execution of the Company’s strategic plan with a view to maximizing Shareholder value.

The Board reviews and updates its strategic plan annually during strategic planning sessions. As part of this strategic planning session, management provides an assessment on the competitive environment, growth opportunities, regulatory environment and capital allocation in order to identify opportunities and risks to our business strategy. In 2022, this strategic planning session was held in person and included considering growth initiatives and strategies, changing regulatory environment, an assessment of the Alberta electricity market and power prices, including the impact of inflation, and other matters of strategic importance to the Company. The Board also considered the future cash profile of the Company and, in November 2022, approved a 10 per cent dividend increase.

Environmental, Social and Governance

As we execute our strategy, our decisions are governed with a view to also delivering on our ESG objectives. We have a long history of adopting leading sustainability practices, including over 25 years of sustainability reporting and also voluntarily integrating our sustainability report into our annual report. We have been issuing an integrated annual report since 2015. We test our sustainability practices and reporting against standards set by the Sustainability Accounting Standards Board (“SASB”) and the Task Force on Climate-related Financial Disclosures (“TCFD”), among others. Moreover, the Company aligns its sustainability targets with the UN Sustainable Development Goals.

Our key sustainability pillars build on our corporate strategy and weave through our entire business. Our track record in these areas illustrates our commitment to sustainability, including climate change leadership and safety. In other areas we have set new goals, such as in relation to Equity, Diversity and Inclusion (“ED&I”), which we believe will strengthen our corporate strategy and support value creation into the future. Our sustainability pillars include:

•	Clean, Reliable and Sustainable Electricity Production;
•	Safe, Healthy, Diverse and Engaged Workplace;
•	Positive Indigenous, Stakeholder and Customer Relationships;
•	Progressive Environmental Stewardship; and
•	Technology and Innovation.

In 1997 we were an early adopter of wind power generation. At the end of 2021, TransAlta no longer generated electricity with coal in Canada and also ceased all coal mining operations. Since 2015, we have reduced our greenhouse gas (“GHG”) emissions by 68 per cent. In 2022, we reduced approximately 2.3 million tonnes of carbon dioxide equivalent or 18 per cent over our 2021 levels. TransAlta will cease generation from our single remaining US coal unit by the end of 2025, which will further reduce the Company’s emissions.

The key components of our Company’s approved sustainability targets include:

•	A continued focus on safe operations and environmentally sustainable practices, including undertaking significant reclamation work;
•

In 2022, we achieved our target of a 95 per cent reduction in sulphur dioxide emissions and an 80 per cent reduction of nitrogen oxide emissions over 2005 levels from our coal facilities. In 2023, we will be reviewing our air emissions target consistent with our commitment to continuously improve our environmental performance;

•	By 2026, achieving a company-wide reduction in scope 1 and 2 GHG emissions of 75 per cent below 2015 levels, and by 2045 reducing our scope 1 and 2 emissions to net zero;
•

Undertaking initiatives that will enhance the environmental performance of the Company, developing new renewable projects that support customer ESG goals to achieve both long-term power price affordability and carbon reductions;

•	Supporting equal access to all levels of education for youth and Indigenous peoples through financial assistance and employment opportunities;
•

Enhancing our commitment to workplace gender diversity, including adopting a target of 50 per cent representation of women on the Board by 2030 and 40 per cent representation of women among all of our employees by 2030; and

TransAlta Corporation • 2023 Management Proxy Circular	45

•	Maintaining our commitment to leading ESG disclosures.

During the second quarter of 2022, TransAlta’s MSCI ESG Rating was upgraded to ‘A’ from ‘BBB’. The upgrade reflects our strong renewable energy growth compared to our peers. In 2022, we received an A- score with CDP (the global disclosure system for environmental impacts known formerly as Carbon Disclosure Project). This is higher than the North America regional average of C, and higher than the thermal power generation sector average of B.

ESG factors are overseen by the GSSC. The GSSC assists the Board in fulfilling its oversight responsibilities with respect to the Company’s monitoring of climate change, environmental, health and safety regulations, public policy changes and the development of strategies, policies and practices for climate change, environment, health and safety, and social well-being, including human rights, working conditions and responsible sourcing.

The full details of the approved sustainability targets are available at www.transalta.com/sustainability and more information regarding these sustainability targets and the Company’s ESG performance are also included in the Company’s Annual Report for the year ended Dec. 31, 2022.

Risk Management

The Board is responsible for overseeing the Company’s risk identification, management and mitigation strategies and the risk assessment process, including:

•	Making sure we identify our principal risks and assess those risks annually, taking into consideration our risk appetite and any potential changes in our business or the marketplace;
•	Monitoring our risk management programs through the work of the Committees that report to the Board; and
•	Ensuring that management has put in place appropriate systems to identify, mitigate and manage the Company’s risks and that residual risks remain within our risk appetite.

We have adopted a comprehensive Enterprise Risk Management Framework that evaluates the risks from each of our major businesses. This process involves analyzing both existing and emerging risks in defined categories and takes into consideration factors that work to mitigate our risks.

The AFRC is responsible for overseeing the Company’s processes and key policies for the identification, assessment and management of the Company’s principal risks and annually (or more frequently as required) reviews the Company’s risks with management and reports to the Board. The AFRC also receives updates on management’s assessment of our principal business risks at every regularly scheduled quarterly meeting. The HRC is responsible for the review of the Company’s compensation-related risks and undertakes an annual assessment of those risks, or more frequent assessment if required. The GSSC has overall responsibility with respect to the Company’s security practices and environmental health and safety policies and practices, and annually reviews with management the Company’s related policies and risks. The IPC provides oversight of management’s significant investments and the execution of major Board-approved capital expenditure projects that are in furtherance of the Company’s strategic plans. The AFRC, HRC, GSSC and IPC each report to the Board following their respective meetings. The Board conducts an annual comprehensive review of the Company’s risk assessment in coordination with management. For each material risk that is identified, the Company assigns an executive officer as being responsible for monitoring and mitigating the impact of such risks.

Cybersecurity Risk Management

An ongoing risk for the Company is related to cybersecurity. The Board plays an active role in ensuring the Company’s overall approach to cybersecurity is adequate and effective. The following are some of the key responsibilities of Board oversight in the cybersecurity program:

•

Governance: The Board has generally delegated to the AFRC the responsibility of receiving a biannual system status update with respect to the Company’s core IT operating systems and an annual review of the Company’s cybersecurity programs and their effectiveness.

•	Reviewing risk assessments: The AFRC reviews regular assessments of the Company’s cybersecurity program to ensure that appropriate controls are in place to manage these risks.
•	Reviewing incident response plans: The Board is informed and consulted on the organization’s incident response plan to ensure that it is comprehensive and well-rehearsed.
•	Awareness and training: We place a strong emphasis on cybersecurity awareness and training for all employees, from the Board to frontline staff. This helps to ensure that everyone in the

46	TransAlta Corporation • 2023 Management Proxy Circular

organization understands the importance of cybersecurity and their role in protecting the Company’s assets and data. The Board receives updates regarding the Company’s education and awareness campaigns and their effectiveness. The Board also itself receives cybersecurity education, which in 2022 included an education session for the full Board in respect of the Company’s cybersecurity capabilities maturity model.

•

Evaluating performance: The Board and AFRC, as applicable, regularly evaluates the performance of the Company’s cybersecurity program to ensure it is achieving its objectives and that resources are being used effectively.

Internal Controls

The Board, through the AFRC, obtains confirmation from management, internal auditors and the independent auditors that our internal control systems are operating effectively. The Board has also delegated to the AFRC the responsibility for reviewing our quarterly and annual financial statements and, as required, for recommending them to the Board for approval. In addition, the AFRC is responsible for overseeing our internal audit function and our lead internal auditor meets regularly with the Chair of the AFRC without the presence of management.

Meeting without Management or Non-Independent Directors

As a standard item on each regular Board and Committee agenda, the independent directors are scheduled time to hold in camera sessions, at which non-independent directors and members of management are not in attendance. In 2022, the Board held in camera sessions of independent directors at the end of each meeting of the Board. Each of the standing committees of the Board also held in camera sessions at the conclusion of each meeting without members of management in attendance. In 2022, the Board held nine, the AFRC held eight, the HRC held six, the IPC held six and the GSSC held four in camera sessions.

Succession Planning

The Board is responsible for the appointment of our CEO and other members of senior management. The Board believes that talent management and succession planning are critical to the Company’s continued success. The HRC assists the Board in reviewing senior leadership succession, including for the President and CEO. The HRC supports the Board in its review and development of succession plans for the President and CEO and other senior management roles, including through reviews of the Company’s organizational structure and policies and procedures relating to employment, succession planning and compensation.

In regard to the CEO position, the HRC establishes and reviews the succession plan for the CEO on an annual basis under a variety of scenarios, including in emergency replacement scenarios. The HRC works closely with the CEO and the full Board to develop, monitor and assess the Company’s succession plans, including reviewing the internal talent pool on a regular basis, selecting executive development opportunities, and evaluating performance and progress. Succession planning will continue to be an important area of focus for the Board and the HRC into the future. The promotion of internal candidates to significant offices of the Company demonstrates the quality of internal development opportunities available to strong senior leaders in the Company.

Our management succession planning process also includes identification of high-potential employees. Included in this analysis is a review of skills, talent management and development needs. If required, independent consultants may be retained in order to assist the HRC in the identification of any skills gap or compatibility for the role. High-potential employees are also given the opportunity to make presentations in front of the Board in order to gain experience at that level. The HRC provides oversight to ensure that we have appropriate programs for addressing employee retention and for overseeing human capital risk.

Board Characteristics

Independence of Directors

The independence of our directors is assessed and determined annually by the Board at the recommendation of the GSSC. The GSSC uses the definition of “independence” under National Policy 58-101 — Disclosure of Corporate Governance Practices and National Instrument 52-110 — Audit Committees. The independence criteria also conform to the applicable rules of the SEC, the NYSE and those set out in Sarbanes-Oxley. The criteria are also utilized to assess the independence of any new director appointed or nominated to the Board.

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A director is independent if such director does not have a direct or indirect material relationship with TransAlta. The Board believes that a relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association the director may have. The information required to make this determination is collected through the review of biographical material, discussions with the directors and questionnaires completed by the directors annually or before their appointment. In determining whether a director is independent, the Board reviews and analyzes the existence, materiality and effect of any relationships between the Company and each of our directors, either directly, through a family member or as a partner, shareholder or officer of another organization that has a relationship with the Company and determines, in each case, whether the relationship could, or could reasonably be perceived to, materially interfere with the director’s ability to act independently of management.

Our independent directors do not receive remuneration from us in excess of their retainers and reimbursement of reasonable travel expenses and, to the extent applicable, travel and meeting fees. The Board has affirmatively determined that none of the director nominees (with the exception of Mr. John Kousinioris, our President and CEO), has a material relationship with TransAlta, either directly or indirectly, that could reasonably be expected to interfere with the exercise of independent judgment. Mr. John Kousinioris is not independent by virtue of his role as an executive officer of the Company.

Mr. Goldgut is an officer and Mr. Reid is a former officer of entities affiliated with Brookfield, an entity that receives fees for having two representatives serve on the Company’s management hydro operating committee, which is focused on optimizing the operations and maximizing the value of the Company’s Alberta hydro assets. Brookfield has invested $750 million in the Company pursuant to the Brookfield Investment. The GSSC and the Board reviewed and considered this relationship and determined that it does not interfere with the exercise of Mr. Goldgut’s or Mr. Reid’s independent judgment in their roles as members of the Board. As a result, Mr. Goldgut and Mr. Reid are independent within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices and under the NYSE governance standards; however, as a result of Brookfield receiving an annual management fee of $1,500,000 for serving on the hydro operating committee, they do not satisfy the additional independence requirements of National Instrument 52-110 — Audit Committees. As a result, Mr. Goldgut and Mr. Reid cannot serve on the Company’s AFRC as they do not satisfy these additional independence requirements.

Ms. Sharman is an executive officer of CIBC, a leading North American financial institution. The Company engages CIBC in the ordinary course of business to provide banking and financial services, which includes CIBC being included in a syndicate of financial institutions that have made available to the Company a credit facility. In connection with the provision of these services, CIBC receives fees from the Company and certain affiliated entities, the aggregate amount of which each year is immaterial to both CIBC and the Company. The aggregate annual amount of such fees in each of the last two years was significantly less than 0.05 per cent of CIBC’s consolidated gross revenues in each year and is also significantly less than one per cent of the Company’s gross revenues in each year. In Ms. Sharman’s role as Senior Executive Vice President and Group Head, People, Culture and Brand she does not work on any matters, directly or indirectly, related to the Company or its business nor is she responsible for originating any such business with the Company. Furthermore, Ms. Sharman’s compensation at CIBC is not impacted in any way by matters related to the Company. The Company further understands that CIBC has established procedures to ensure that Ms. Sharman is not made aware of, or have information pertaining to, TransAlta in her decision-making authority at CIBC. Comparably, Ms. Sharman would recuse herself from Board discussions relating to matters involving CIBC and would not vote on any such matters. Nonetheless, as a result of the fees payable to CIBC, Ms. Sharman does not meet the additional independence requirements of National Instrument 52-110 — Audit Committees, as the payment to CIBC of compensatory fees of even one dollar would result in her failing to meet such additional independence requirements.

The Board also considered Ms. Ambrose’s role at TD Securities Inc. as Deputy Chairwoman and concluded that her role at TD Securities Inc. is not that of an “executive officer” within the meaning of National Instrument 52-110 — Audit Committees. Although the Board concluded that she meets the additional independence requirements and is able to serve on the AFRC, Ms. Ambrose does not currently sit on the AFRC.

TransAlta remains committed to greater diversity at the Board level and does not consider it appropriate that Shareholders vote against the election of qualified and diverse candidates due to the technical application of an overly broad definition of independence that does not align with applicable legal or regulatory requirements. A commitment to diversity at the Board level should include a commitment to consider the totality of the candidate’s qualifications, capabilities and contributions along with any other practical considerations before voting against otherwise qualified individuals and diverse nominees.

48	TransAlta Corporation • 2023 Management Proxy Circular

Board Chair Independence

The Chair of the Board, John P. Dielwart, is an independent director. He has never served as an executive officer of the Company and the Board has affirmatively determined that he is independent. The Board has adopted guidelines which, subject to the discretion of the Board, provide that the Chair of the Board shall be appointed by the Board and shall be responsible for the overall process involved in the work of the Board as well as the development and effective performance of the Board.

Diversity

Diversity of talented individuals with different backgrounds, experiences, competencies and points of view is a strategic advantage that contributes to our success and will continue to move us forward. Our Board and management are committed to diversity, equity and inclusion because we know it drives innovation, better decisions, employee engagement and our ability to attract top talent. In 2015, the Board adopted a Board and Workforce Diversity Policy that recognizes that a diverse mix of skills, experiences, backgrounds and gender at the Board and senior management levels, as well as within our workforce, enhances our Company’s competitive advantages. Our Board and Workforce Diversity Policy, including our Equality, Diversity and Inclusion (“ED&I”) Pledge that was adopted in 2020, is available on our website at www.transalta.com/about-us/governance/board-and-workforce-diversity, and specifically seeks to advance diversity at the Board and throughout the Company, including as it pertains to women, Indigenous peoples, persons with disabilities and visible minorities (each a “designated group”). By undertaking this pledge, the Company will seek to remove systemic barriers that may prevent diverse employees from thriving, including visible minorities, Indigenous people, members of the LGBTQ+ community, persons with disabilities and women. The GSSC annually reviews the Board and Workplace Diversity Policy and its objectives to assess effectiveness.

The Company is working towards achieving our industry-leading Board and company-wide gender targets. On Jan. 16, 2020, the Board approved a target of 50 per cent female membership on the Board by 2030 and achieving gender diversity of at least 40 per cent of female employment for all employees by 2030. Although the Company does not have a target specific to executive officers, the workforce target of 40 per cent is expected to continue to result in women being well represented at the executive level. The Board considers these gender targets to demonstrate the Company’s commitment to diversity and inclusiveness and are expected to benefit the Company not only by expanding our pool of qualified employees and senior leaders, but also by incorporating different perspectives and ways of thinking to drive innovation and successfully execute on our strategy. In 2021, the Company established a Sustainability-Linked Loan that aligns the cost of borrowing to TransAlta’s gender diversity targets.

If all nominees are elected at the Meeting, women will make up 46 per cent of our Board.

The Board remains committed to maintaining and increasing the representation of women on the Board as turnover occurs, taking into account our skills matrix and the skills, background and knowledge desired at that particular time to fulfil the Board’s mix of skills and experience. If all nominees are elected at the Meeting, men will make up 54 per cent (seven male directors) and women will make up 46 per cent (six female directors) of the Board (excluding the Brookfield nominees, women nominees would constitute 55 per cent of the Board). Furthermore, 75 per cent (three out of four) of the Committees of the Board are chaired by women. The Board also has one member that self-identifies as being a visible minority. There are no nominees to the Board that identify as Indigenous or as having a disability.

With respect to executive officer positions, we have 33.3 per cent women (three women), 66.6 per cent men (six men) and 11 per cent (one executive officer) who self-identifies as a visible minority, or as a member of designated group. There are no executive officers that identify as Indigenous or as having a disability. As of Dec. 31, 2022, women made up approximately 26 per cent of our total workforce, a two per cent increase over 2021 levels. In 2021, we pioneered a female apprenticeship program to strategically target the recruitment of high potential female students and train them to gain valuable experiential learning in the trades. The female apprenticeship program has created a pipeline of future female talent for the Company and has resulted in us being able to creatively target, recruit, hire and retain the first-ever female wind technicians, as well as the first females in the roles of instrumentation technician, electrical technician and power plant operator in our gas fleet in Alberta.

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TransAlta has been and remains committed to diversity as is exhibited by the ethnic and racial diversity of the Board, number of women on our Board, women chairing committees of the Board, and women in senior management positions. Although the Company specifically adopted a goal of advancing diversity throughout the Company, the Company and its material subsidiaries have not adopted a target number or percentage of Indigenous peoples, persons with disabilities and visible minorities. Rather than adopting targets at the Board and executive level, the Company is focused on applying the Company’s Board and Workforce Diversity Policy to promote employment and advancement opportunities for individuals within a designated group throughout the Company rather than being focused only on the most senior levels of the organization. The Company believes this is a more meaningful and sustainable approach to improving diversity and inclusion throughout the Company’s workforce, which should over time result in individuals that identify with a designated group being promoted internally to more senior positions, including executive officer positions.

The Company has developed a five-year ED&I Strategy that was approved by the Board in August 2021. The first phase of this strategy was implemented between 2021 and 2022 and included raising awareness to build a foundation and common understanding upon which our co-workers can have meaningful conversations to learn about one another. The second phase, in 2023, aims to reinforce and embed inclusive behaviours. In 2021, the Company adopted sustainability targets that will see that all employees complete Indigenous cultural awareness training by the end of 2023. In 2022, 100 per cent of the employees in Canada completed the Indigenous cultural awareness training. Our employees in the US and Australia will complete Indigenous training in 2023. We believe education is the foundation to ensuring respectful and strong relationships with Indigenous peoples into the future. In 2022, TransAlta provided more than $375,000 to support Indigenous youth, education and employment programs, representing 13 per cent of TransAlta’s total community investment.

At the management level, through our development process, TransAlta has committed to providing employees with diverse backgrounds internal opportunities for growth within our operations to enhance our pipeline of talent available for succession. As part of the Company’s employment practices, we work to ensure gender diversity in our executive succession as well as in candidate slates for all open executive officer positions, which can be evidenced by the recruitment of two accomplished women executives in 2018, the appointment of one woman as a Senior Vice President in 2020 and one woman as the Corporate Controller in 2021. To monitor our progress on the advancement of diversity and to develop a healthy pipeline of female talent, we also:

•	Ensure that any list of potential Board nominees includes at least 50 per cent women;
•	Ensure that any list of potential Board nominees includes diversity beyond gender;
•	Maintain a list exclusively of highly qualified women director nominees;
•	Identify top talent and implement development plans for high-potential women;
•

Ensure pay equity between men and women (we have proactively adjusted pay throughout the Company to align pay between men and women that perform similar roles on several occasions over the past five years, including during the pandemic in 2020 and 2021);

•	Actively seek recruitment of women in key roles within the Company;
•	Monitor the number of women in senior leadership roles and those in the pipeline as emerging leaders;
•

Hold ongoing communications and conversations throughout the year to celebrate and commemorate important diversity milestones and encourage people to come together to advance diversity, equity and inclusion; and

•	Connect female talent with senior leaders to accelerate the development and advancement of high-potential women.

As well, female advancement in the Company, psychological safety and unconscious bias are topics specifically addressed by the HRC.

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As at Dec. 31, 2022, women accounted for approximately 26 per cent of the entire workforce, which is broken down in greater detail in the below table:

				Total % within Stratum		Total % of all Stratums

	Male	Female(1)	Total	Male	Female(1)	Male	Female(1)

Board of Directors	7	4	11	63.64%	36.36%	0.57%	0.32%

Chief and Executive	7	3	10	70.00%	30.00%	0.57%	0.24%

Vice Presidents	13	5	18	72.22%	27.78%	1.05%	0.41%

Managers	75	22	97	75.00%	25.00%	5.11%	1.70%

Supervisors	54	20	74	74.07%	25.93%	8.11%	2.84%

Staff	756	267	1,023	74.05%	25.95%	58.56%	20.52%

Total	912	321	1,233	-	-	73.97%	26.03%

(1)

The data in this table does not reflect self-identification; it only identifies male or female. Nevertheless, the Company encourages directors, officers and employees to self-identify their preferred gender identity, including non-binary identities. Ms. Sharma was appointed a director in January 2023 and Ms. MacGibbon is a new nominee and not currently a member of the Board. If all nominees are elected, the number of female directors will increase to six and the percentage of females represented on the Board will increase to 46 per cent.

Year-over-Year Comparison

Year	Total Employees (% Female)(1)	Board Members (% Female)(1)

2022	25.94%	36.36%

2021	24.34%	41.67%

2020	22.00%	45.45%

(1)

As at December 31. The data in this table does not reflect self-identification; it only identifies male or female. Nevertheless, the Company encourages directors, officers and employees to self-identify their preferred gender identity, including non-binary identities. Ms. Sharma was appointed a director in January 2023 and Ms. MacGibbon is a nominee. If all nominees are elected, the number of female directors will increase to six and the percentage of females represented on the Board will increase to 46 per cent.

The Company has only one “material subsidiary” (as such term is defined by the CBCA), being TransAlta Renewables Inc. As at Dec. 31, 2022, women accounted for approximately 37.5 per cent and 17 per cent of the Board and executive at TransAlta Renewables Inc., respectively, as set forth in the table below. TransAlta Renewables Inc. does not have any director or officer that identifies as an Indigenous person, a person with a disability or as a member of ethnic or racial groups.

	Board		Executives

Material Subsidiary(1)	Male (%)	Female(2) (%)	Male (%)	Female(2) (%)

TransAlta Renewables Inc.	62.50%	37.50%	83.00%	17.00%

(1)	TransAlta Generation Partnership also meets the definition of a “material subsidiary” although it is managed by TransAlta and does not have its own board of directors or executive team.
(2)

The data in this table does not reflect self-identification; it only identifies male or female. Nevertheless, the Company encourages directors, officers and employees to self-identify their preferred gender identity, including non-binary identities.

Other Public Company Directorships/Committee Appointments

The Board has not adopted guidelines setting the specific number of other boards and committees on which a director may serve. However, each director’s position(s) on outside boards or committees is taken into account as part of the annual robust assessment of each director’s individual contributions and effectiveness; as a general principle, our directors recognize that Board and Committee service requires significant time and attention in order to properly discharge their responsibilities, and that service on boards or committees of other organizations should be consistent with that principle, as well as the Company’s conflict of interest standards set out in our Code of Business Conduct for Directors.

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The following table outlines other public company directorships our nominee directors hold, including the committees on which they serve. The GSSC reviews each director’s other public company directorships and considers whether any such directorships would have an adverse impact on the director’s commitment to the Company. The GSSC has raised no concerns with the Board members’ other public company directorships.

Name	Other Public Company Directorships	Stock Exchange	Board/Committee Appointments

Ambrose, R.	Andlauer Healthcare Group Ltd.	TSX	Audit; Compensation; Nominating & Governance

Dielwart, J.	Crescent Point Energy Corp.	TSX	Reserves; Environmental, Health & Safety (Chair)

Fohrer, A.	PNM Resources, Inc.	NYSE	Audit and Ethics (Chair); Nominating & Governance

Folse, L.	Enerflex Ltd.	TSX/NYSE	Director

Goldgut, H.	None	—	—

Kousinioris, J.	None	—	—

MacGibbon, C.	Osisko Gold Royalties Ltd.	TSX	Audit and Risks; Human Resources

	Carbon Streaming Corp.	NEO	Director

O’Flynn, T.	None	—	—

Pinney, B.	North American Construction Group Ltd.	TSX/NYSE	Lead Director; Audit (Chair); Human Resources & Compensation; Governance

	SNDL Inc.	NASDAQ	Audit (Chair); Compensation; Nominating and Corporate Governance

Reid J.	CWC Energy Services Corp.	TSXV	Chair of the Board

	Inter Pipeline Ltd.	Not listed	Director

Sharma	Finning International Inc.	TSX	Audit; Governance and Risk

	Vermilion Energy Inc.	TSX/NYSE	Audit; Governance and Human Resources

Sharman, S.	None	—	—

Slusser, S.	None	—	—

Board Expertise

Orientation and Continuing Education

Orientation

Prior to any new appointments to the Board, nominees are given a clear indication of the workload and time commitment required to serve on the Board. Individual meetings between nominees are scheduled with each executive officer in order to allow them to familiarize themselves with the management team and to receive an orientation on TransAlta’s strategies, operations, generation technology, business development, legal, finance, investor relations, and human resource capital and cost and efficiency programs. This orientation also includes providing nominees with the following:

•

A director’s manual containing written information about the directors’ duties and obligations, the Board, each Committee (including the Charter for each Committee), the Company’s constating documents, the Code of Business Conduct for Directors, the Corporate Code of Conduct, the Supplier Code of Conduct, our Disclosure Policy, our Insider Trading Policy, the Company’s other key policies, and a summary of our business and operations;

•	Access to materials and minutes from recent Board and Committee meetings; and
•

At the beginning of the term, participation in all Committee meetings to obtain an understanding of each Committee’s function, oversight responsibilities and the overall workings and responsibilities of the Board.

52	TransAlta Corporation • 2023 Management Proxy Circular

New directors are also provided with targeted orientation sessions, carried out over several hours, to address multiple topics that are critical to understanding our business, including with respect to the energy and utilities industry, strategy, operations, financial matters, legal compliance, risk management and assurance, and various other topics. Depending on the circumstances at the particular time, new directors may also receive presentations and analyses from our outside legal and financial advisors and other consultants on aspects of our business, strategy, strategic alternatives, financial matters, legal and compliance, compensation programs and other matters.

Continuing Education

Our continuing education for directors seeks to instruct directors regarding the Company and industry, which includes the following:

•	A comprehensive package of information before each Board and Committee meeting;
•

Presentations and tours of our principal operations on a periodic basis, often in conjunction with Board meetings, to maintain directors’ familiarity with TransAlta’s operations, operational staff and the communities in which we operate;

•	Focused strategy sessions and deliberations, including presentations from management and outside advisors, reviews of strategic alternatives, and testing of strategies and alternatives;
•	Presentations from outside financial advisors, legal counsel and other consultants;
•

Access to an online secure site where management posts updates relating to our operations and other topics of interest to the Board to keep the Board current and up to date on matters being dealt with by management;

•	Presentations by management of TransAlta to provide directors with information pertinent to our business;
•	Information sessions on topics suggested by management or directors;
•	Reports on the work of Board Committees following Committee meetings;
•	Full access to our senior management and employees;
•

Professional development courses (e.g. our Board subscribes to both the Institute of Corporate Directors and the National Association of Corporate Directors organizations, which promote the continuing education of directors); and

•	Encouraging directors to participate in other available educational opportunities that would further their understanding of our business and enhance their Board performance.

In 2022, our directors received continuing education, including presentations on the following topics:

Date	Topic	Prepared/Hosted by	Attended by

February	ESG Trends	Pension Fund (Institutional Investor)	All directors

February	Macro-Economic Outlook	Eurasia Group	All directors

July	Economic Outlook	CIBC	All directors

November	Australia Site Tour	TransAlta	Board Chair

The Board also regularly holds evening dinner sessions before the day of regularly scheduled Board meetings. Board dinners are treated as an opportunity to accomplish a number of important governance objectives, including: building collegiality by meeting as directors in a less formal atmosphere; meeting high-potential employees in order to advance the succession planning for the Company; and holding educational sessions on important topics for the Company’s business and strategic direction. In 2022, the Company held three evening dinner session before three regularly scheduled Board meetings.

Financial Literacy

An individual is defined as financially literate if they can read and understand financial statements that are generally comparable in breadth and complexity of issues to those found in our financial statements. The Board has determined that all directors are financially literate according to this definition. As well, Mr. Pinney, Mr. Fohrer, Ms. Sharma and Mr. O’Flynn qualify as “audit committee financial experts” as defined by the US Securities Exchange Act of 1934, as amended. This determination is based on an analysis of each director’s education, skills and experience. Designation as an “audit committee financial expert” does not impose on such person any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed on a member of the Committee and/or Board in the absence of such designation.

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External Consultants and Other Third Parties

The Board and its Committees have the ability to retain external consultants or other third parties at their own discretion. The HRC has retained Farient Advisors LLC (“Farient”) as independent compensation consultants to advise it on the Company’s compensation plan. See “Compensation Discussion and Analysis — Independent Advice”.

Board Effectiveness

Board Evaluation

We have established an annual evaluation process whereby our directors are provided with an opportunity to evaluate the Board, Board Committees, individual directors and the Chair’s performance. Below is a summary of the processes for the annual evaluation:

Review (Frequency)	By	Action	Outcome

Full Board (Annual)	All Members of the Board

Board members complete a detailed questionnaire that: (a) provides the quantitative ratings in key areas; and (b) seeks subjective comment in each of those areas.

Responses are reviewed by the GSSC together with the Chair of the Board.

Board members also meet one-on-one with the Chair of the Board to discuss their views about the effectiveness of the Board.

The GSSC and Board review and consider any proposed changes to the General Governance Guidelines for the Board.

A summary report is prepared by the Chair of the Board.

The summary report is reported to the full Board by the Board Chair during an in camera session.

Areas of improvement and objectives are identified and monitored.

Suggestions are provided to the CEO to be communicated to senior management for improvements in areas that will assist the Board in the discharge of its responsibilities.

Chair of the Board (Annual)	All Members of the Board

Board members assess and comment on the Chair of the Board’s performance measured against the position description.

Individual responses are received by the Chair of the GSSC during one-on-one sessions with each member of the Board.

A summary report is prepared by the Chair of the GSSC and provided to the Chair of the Board and the full Board during an in camera session.

Before the Chair of the Board’s first term, the Chair of the GSSC makes recommendation to the full Board with respect to the renewal of the term.

Board Committees (Annual)	All Members of the Board

Board members complete a detailed questionnaire to evaluate how well the Committees are operating and to make suggestions for improvement.

Responses are reviewed by the GSSC and Chair of the Board.

Board members also meet one-on-one with the Chair of the Board to discuss their views about the effectiveness of the Committees.

The GSSC and Board reviews and considers the proposed changes to the Committee Charters.

A summary report is prepared by the Chair of the GSSC.

The summary report is reported to the full Board by the Chair of the GSSC during an in camera session.

The Chairs of the respective Committees are expected to follow up on any matters raised in the assessment and take action, as appropriate.

Individual Directors (Annual)	Each Director

Each director formally meets with the Chair of the Board to engage in a full and frank discussion of any and all issues either wishes to raise.

Each director is expected to be prepared to discuss how the directors, individually and collectively, can operate more effectively.

The Chair of the Board reports summary findings to the full Board during an in camera session.

The Chair of the Board also meets one-on-one with each director to discuss how the director can operate more effectively.

54	TransAlta Corporation • 2023 Management Proxy Circular

Identifying New Candidates for the Board

The GSSC maintains an evergreen list of potential Board candidates. Potential Board candidates are drawn from diverse sources, including referrals from and networks of our directors, unsolicited inquiries by potential director candidates, references provided by our Shareholders and, in some cases, may be drawn from third-party recruiting organizations. The GSSC reviews the list of candidates to identify top candidates and requests that the CEO, the Chair of the Board or the Chair of the GSSC conduct an initial meeting with such candidates. As the next step, candidates deemed to be most suited for the Board meet other members of the Board and, if deemed appropriate, other members of the executive team. This process effectively provides for an orderly succession of directors by allowing the Board to plan Board appointments with Board retirements with a view to maintaining an appropriate composition of skills and experience.

When recruiting new directors the GSSC considers the merit of each individual, taking into account the vision and business strategy of the Company, as well as the diversity and skills needed on the Board and having regard to the Company’s skills matrix, required competencies and the Board and Workforce Diversity Policy. The evergreen list of potential Board candidates is regularly reviewed by the GSSC to ensure a diverse set of skills are represented. The evergreen list includes at least 50 per cent women to ensure equal gender representation and includes members of racial and ethnic groups. The GSSC also takes into account prospective candidates’ relative executive leadership, legal and entrepreneurial backgrounds, and experience with public company directorships, all of which are valued but not determinative skills for any new Board members.

In addition, regard is also given to self-identified gender, the designated groups, age, business experience, professional expertise, personal skills, stakeholder perspectives and geographic background of any potential candidate. In 2022, the GSSC engaged in very targeted recruitment for diverse candidates, including women and members of ethnic and racial groups. The GSSC actively evaluated four candidates for nomination to the Board, all of whom were women and two of whom were members of ethnic and racial groups. All these factors were then considered with the goal of creating a diverse Board that together can provide insight, oversight and foresight to benefit the Company.

Nomination Rights

Pursuant to the Investment Agreement, for so long as Brookfield holds exchangeable securities, Brookfield is entitled to designate two nominees for election to the Board at each annual meeting of Shareholders. Each nominee must (i) be an individual acceptable to the GSSC, acting reasonably and applying the Company’s skills matrix and governance guidelines, and (ii) meet the requirements of and be eligible to serve as a director of the Company pursuant to applicable law. Messrs. Reid and Goldgut are the Brookfield nominees to the Board.

The Company is required to use commercially reasonable efforts to ensure that the Brookfield nominees are elected to the Board at each annual Shareholder meeting, including soliciting proxies in support of their election and taking the same actions taken by the Company to ensure the election of the other nominees

TransAlta Corporation • 2023 Management Proxy Circular	55

selected by the Board for election to the Board. Each Brookfield nominee must be an individual of high quality and integrity who has significant experience and expertise in business or that is applicable to business, served in a senior executive, leadership or entrepreneurial position, have broad exposure to and understanding of the Canadian business community, skills for directing the management of a company, motivation and availability, in each case, to the extent requisite for a business of the complexity, size and scale of the business of the Company and on a basis consistent with the highest standards for directors of similarly situated Canadian publicly listed companies.

If either of Brookfield’s nominees to the Board is not elected at the Meeting or any subsequent meeting of the Shareholders, Brookfield’s obligation to increase and maintain its holding of common shares at nine per cent and its standstill, voting and lock-up obligations under the Investment Agreement may be suspended until the date that both of its nominees are elected or appointed to the Board. As previously disclosed by the Company, the Investment Agreement includes standstill and voting obligations that largely expired in 2022; provided that for so long as there are Brookfield nominees on the Board, Brookfield will not solicit proxies, request a special meeting of Shareholders, propose a shareholder proposal, or seek to obtain representation on the Board other than pursuant to the Investment Agreement.

Messrs. Goldgut and Reid were not directors of the Company at the time the Brookfield investment was approved and entered into by the Company. For further details concerning the Brookfield investment and Brookfield’s nomination, voting, standstill and lock-up rights and restrictions, and other key terms and provisions of the investment, reference is made to the Company’s material change report dated March 26, 2019, filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. A complete copy of the Investment Agreement, together with copies of the exchangeable debenture issued to Brookfield on May 1, 2019, the registration rights agreement entered into with Brookfield in respect of common shares held in TransAlta, and the exchange and option agreement with Brookfield governing the terms of the exchange of the exchangeable securities issued under the Investment, are also available on SEDAR and EDGAR.

Shareholder Engagement

The Board believes that it is important to have regular and constructive engagement directly with its Shareholders. This includes allowing, encouraging and facilitating Shareholders to express their views on strategic, governance and other matters directly to the Board. The Board encourages Shareholder participation at the Meeting, where the Chair of the Board will be available to respond to Shareholder questions. Between annual meetings, the Company supports an open and transparent process for Shareholders to contact the Board, including the Chairs of the Board Committees, through the office of the Corporate Secretary or at the email listed below. It is the practice of the Company for the Chair of the Board and the Chair of one of the standing Committees to meet with large institutional Shareholders on an annual basis. Throughout 2022, representatives of the Board and senior management (including the CEO) engaged extensively with the Company’s significant Shareholders. In 2022, members of the Board met directly with Shareholders representing approximately 40 per cent of the Company’s total issued and outstanding common shares.

Appropriate topics for discussion between the Board and Shareholders may include oversight of the Company’s strategy, corporate governance, risk management oversight, executive performance or compensation, financial oversight, Shareholder proposals, or Board or Committee composition, performance, diversity, tenure and succession planning. The Board Chair, with the assistance of the Corporate Secretary, determines which Shareholder engagement requests are properly addressed by the Board; typically, topics that are operational in nature or relate to financial results, transactions or Company performance will be referred by the Board to management. In addition to responding to Shareholder requests for meetings or inquiries, non-executive directors also engage in proactive Shareholder engagement events, including one-on-one in-person or telephone meetings with our significant Shareholders.

The Company’s Shareholder Engagement Policy is subject to applicable law and the Company’s disclosure policies, which prohibit the selective disclosure of undisclosed material facts or material changes. The Shareholder Engagement Policy is intended to promote and facilitate an interchange of views about governance and other corporate matters that are within the public domain. The GSSC oversees this policy and reviews it annually to ensure that it is effective in achieving its objectives and continues to be representative of sound corporate governance practices. The Shareholder Engagement Policy can be found on the Company’s website at www.transalta.com/about-us/governance/shareholder-engagement-policy.

56	TransAlta Corporation • 2023 Management Proxy Circular

The Board will endeavour to respond to all appropriate correspondence in a timely manner.

Shareholders may communicate with the Board, care of the Corporate Secretary, either by mail addressed to the Board (marking the envelope “Confidential — Board-Shareholder Engagement”) or email (marking the subject line as “Confidential — Board-Shareholder Engagement”) as follows:

Corporate Secretary

TransAlta Corporation

110 – 12th Avenue SW

Box 1900, Station “M”

Calgary, Alberta T2P 2M1

Or via email to: corporate_secretary@transalta.com

Shareholder engagement requests sent to the Board will be reviewed by our Corporate Secretary. Shareholders, and other stakeholders, are also encouraged to contact us through our Ethics Helpline at 1.855.374.3801 (Canada/US) or 1.800.40.5308 (Australia) or by emailing the Ethics Committee (composed of members of management) at ethics_helpline@transalta.com.

Other Information

Loans to Directors and Officers

As a general rule, the Company does not provide loans to its directors and officers and there were no such loans advanced or outstanding during the 2022 fiscal year. The Board must approve any loans that may be made to directors and officers.

As of Dec. 31, 2022, no indebtedness was due from any associate of any director or executive officer of the Company.

Directors and Officers Liability Insurance

The Company has purchased, at its expense, directors’ and officers’ liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company and its subsidiaries. The premium for these policies for the period from Dec. 31, 2021, to Dec. 31, 2022, was US$2,436,396. The policies provide coverage of up to US$150 million per occurrence to a maximum of US$150 million per annum. There is no deductible for directors and officers and a US$3 million deductible for each claim made by the Company. The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.

Interests of Informed Persons in Material Transactions

There were no material interests, direct or indirect, of any director or executive officer of the Company, any proposed director of the Company, any other “informed person” (as such term is defined in National Instrument 51-102 — Continuous Disclosure Obligations), any person who, to the knowledge of the directors or officers of the Company, beneficially owns or exercises control or direction over securities carrying more than 10 per cent of the voting rights attached to any class of outstanding voting securities of the Company, or any associate or affiliate of any of the foregoing, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Company or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed above under “Interests of Informed Persons in Material Transactions” and elsewhere in this Proxy Circular, no person who has been a director or officer of the Company at any time since the beginning of the 2022 fiscal year, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

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Report of the Audit, Finance and Risk Committee and Committee Responsibilities

Members

The AFRC is composed of independent directors in accordance with National Instrument 52-110 — Audit Committees. All members of the AFRC are “financially literate”, as required by the Canadian Securities Administrators and the NYSE, and are also “audit committee financial experts” as defined by the US Securities Exchange Act of 1934, as amended. Ms. Sharma was appointed a member of the AFRC on Feb. 21, 2023. She did not serve on the AFRC during any part of 2022.

Bryan Pinney (Chair)	Alan Fohrer	Thomas O’Flynn	Manjit Sharma

Mandate

The AFRC provides assistance to the Board in fulfilling its oversight responsibilities with respect to the integrity of the Company’s financial statements and financial reporting process, the Company’s systems of internal financial controls and disclosure controls established by management, as well as the Company’s risk identification and assessment process conducted by management. The full text of the AFRC’s Charter and more information relating to the AFRC is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees or at www.sedar.com as an Appendix to the Company’s annual information form.

In fulfilling its mandate in 2022, the AFRC completed the following:

Financial Reporting

•

Reviewed and approved or recommended to the Board, in case of the annual statements, the Company’s quarterly and annual consolidated financial statements, including the notes thereto, and the related management’s discussion and analysis;

•

Received regular updates from management with respect to any changes in accounting principles, practices or policies and discussed with management and the external auditors their applicability and impact on the Company’s business;

•	Received regular updates from management with respect to its disclosure controls and procedures and the effectiveness of these controls; and
•	Reviewed the Company’s annual information form and all other public disclosure containing financial information for the year ended Dec. 31, 2022.

Risk Management and Regulatory Compliance

•	Amended the mandate of the AFRC in order to clarify the AFRC’s role in receiving complaints relating to securities law, accounting, internal accounting controls or auditing matters;
•	Received updates on and oversaw the Company’s information management and technology systems, assessment and mitigation of any operational risks;
•	Reviewed, with the Board, the Company’s cybersecurity program, evaluating threat readiness and resilience, and sustainability to monitor and respond to potential cyberattacks;
•	Received quarterly updates on and oversaw the Company’s risk identification, mitigation and management assessment processes based on the Company’s Enterprise Risk Management Framework; and
•

Received quarterly detailed reports and analysis on the Company’s risk profile, risk assessment, hedge, trading risk metrics, developing risks forecast and programs/policies put in place to mitigate or address such risks.

Financial Planning

•	Received tax updates and reviewed the long-range tax and financing plan;
•	Reviewed reports from the external auditors and the internal auditor relating to the adequacy of the Company’s financial risk management practices, as well as management’s responses;
•	Reviewed and recommended to the Board changes to the Company’s policies with respect to financial and commodity exposure management;

58	TransAlta Corporation • 2023 Management Proxy Circular

•	Received quarterly updates on the Company’s financial and commodity exposure management activities;
•	Received quarterly updates with respect to legal and regulatory compliance matters that may have a material impact on the Company’s financial statements;
•	Reviewed the Company’s senior unsecured revolving credit facility and recommended a new $400 million term loan facility;
•	Reviewed and recommended a US$400 million green bond offering;
•	Reviewed and recommended the renewal of the Company’s Canadian base shelf prospectus;
•	Reviewed and recommended the Company’s share buy back program, under the normal course issuer bid; and
•	Reviewed the financial performance of the Company’s pension plans.

External Auditors

•	Reviewed the performance and qualifications of the external auditors and recommended to the Board their reappointment for Shareholder approval;
•	Reviewed and discussed with the external auditors the accounting policies adopted by management, the estimates made, and the reasonableness of the assessments made by management;
•	Reviewed the independence of the external auditors, based on the auditors’ disclosure of their relationship with the Company, and determined they were independent;
•

Obtained and reviewed with the external auditors their report with respect to their internal quality-control procedures, any material issues raised by the review or recent peer review and inquired on whether there were any investigations by governmental or professional authorities within the last five years, and determined that no such matters existed that could impact their ability to act as independent external auditors;

•	Reviewed and approved the fees payable to the external auditors;
•	Reviewed and approved the overall scope and plans of the annual audit with the external auditors and management;
•	Reviewed and approved non-prohibited services to be provided by the external auditors; and
•

Met privately, without any members of management present, with the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues that the external auditors wished to raise at each AFRC meeting and at each regularly scheduled executive session.

Internal Auditors

•	Reviewed the mandate, independence, qualifications and resources of the internal auditor;
•	Reviewed and approved the annual work plan of the internal audit department;
•	Received regular quarterly updates of audits performed, the results of each audit and the plans in place to address any remedial work needed;
•	Engaged internal audit to undertake independent reviews of the business to provide clarity on compliance and best practices; and
•

Met privately, without any members of management present, with the internal auditor in order to address processes, management support in the fulfillment of the department’s responsibilities, and any other matters that arose.

In addition, during 2022 the AFRC:

•

Met regularly with external auditors; the internal auditor; the CEO; the CFO; the Vice President and Corporate Controller; the Executive Vice President, Legal, Commercial and External Affairs; the Vice President and Corporate Secretary; and other members of management, as required;

•	Met in camera, without management present, at the conclusion of each stand-alone AFRC meeting;
•	Reviewed the changes made to the Company’s trade compliance program;
•

Reviewed and received quarterly updates concerning any complaints relating to accounting, internal accounting controls, auditing or financial reporting matters under the Whistleblower Policy and oversaw their investigation and resolution in coordination with the Company’s ethics investigations committee; and

•	Received quarterly reports about any complaints submitted under the Corporate Code of Conduct, including any complaints under the Ethics Helpline.

The AFRC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2022.

Bryan Pinney (Chair)	Alan Fohrer	Thomas O’Flynn	Manjit Sharma

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Report of the Governance, Safety and Sustainability Committee and Committee Responsibilities

Members

The GSSC is composed of independent directors. Each member brings to the Committee experience and knowledge relevant to the Committee’s responsibilities and accountabilities, including experience in corporate governance, health and safety, environment and sustainability, industry experience, finance and business judgment.

Rona Ambrose (Chair)	Alan Fohrer	Laura Folse	Sandra Sharman

Mandate

The GSSC is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company and to monitoring the compliance with these principles. The GSSC is also responsible for board recruitment, succession planning and for the nomination of directors to the Board and its Committees. In addition, the GSSC assists the Board in fulfilling its oversight responsibilities with respect to the Company’s monitoring of environmental, health and safety regulations and public policy changes and the establishment and adherence to environmental, health and safety practices, procedures and policies.

The Charter of the GSSC is available on TransAlta’s website at www.transalta.com/investor-centre/governance.

In fulfilling its mandate in 2022, the GSSC completed the following:

Corporate Governance

•

Reviewed the size and composition of the Board, the retirement dates for each director, and the directors’ skills matrix to assess any skills gaps and identify the complement of core competencies needed on the Board to maximize oversight of the future and strategic direction of the Company;

•	Evaluated the size and composition of the Board Committees to provide for staffing of each Committee with the appropriate mix of skills and experience to maximize effective decision-making;
•	Provided oversight of the Board succession process, including consideration of potential director candidates;
•	Identified, assessed and recommended the nominees to stand for election as directors at the Meeting;
•	Reviewed and recommended amendments as required to the Company’s General Governance Guidelines for the Board;
•	Reviewed and recommended amendments to the Charters of each Committee, which were approved by the Board;
•	Reviewed the written Corporate Code of Conduct and Code of Business Conduct for Directors;
•	Reviewed and assessed the terms of reference of the Chair of the Board;
•	Reviewed independent director share ownership requirements;
•	Reviewed the Shareholder Engagement Policy and Workplace Diversity Policy;
•	Reviewed sponsorships, donations and political contributions;
•	Reviewed the market competitiveness of directors’ compensation;
•

Performed an evaluation of the Board, its Committees and the individual directors and held a discussion in camera at the Board level on the results of the anonymous evaluations, also addressing matters for improvement and change where applicable; and

•	Reviewed the directors’ and officers’ insurance program.

Environment, Health and Safety

•

Received regular reports from management regarding environmental, health and safety (“EH&S”) compliance, trends and TransAlta’s responses, including climate change and emissions reduction, and policy and other draft initiatives, and the potential impact such initiatives may have on the Company’s operations in Canada, the US and Australia;

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•	Assessed the impact of GHG policies and other legislative initiatives on the Company’s business;
•	Reviewed the Company’s community investment initiatives;
•	Reviewed with management the EH&S policies of the Company;
•	Received updates on dam safety;
•	Reviewed TransAlta’s Emergency Response Plan;
•	Received regular reports from management on the near-miss reporting program and discussed with management ways to improve the EH&S processes and practices; and
•	Reviewed the effectiveness of TransAlta’s response to EH&S issues and any new initiatives put in place to further improve the Company’s EH&S culture.

Sustainability

•	Reviewed the Company’s sustainability performance against the 2022 sustainability targets;
•	Approved 2023 and beyond sustainability targets in the areas of climate change, biodiversity and supply chain;
•	Received regular reports from management on ESG developments and trends; and
•	Received and recommended for approval the annual ESG report from management regarding TransAlta’s ESG objectives.

In addition, during 2022 the GSSC met in camera, without management present, at the conclusion of each GSSC meeting. The GSSC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2022.

Rona Ambrose (Chair)	Alan Fohrer	Laura Folse	Sandra Sharman

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Report of the Human Resources Committee and Committee Responsibilities

Members

All members of the HRC are independent. Each member brings to the Committee experience and knowledge relevant to the Committee’s responsibilities and accountabilities, including experience in human resources, executive compensation, compensation risk management, corporate governance, industry, finance and business judgment. Ms. Sharma was appointed a member of the HRC on Feb. 21, 2023. She did not serve on the HRC during any part of 2022.

Sandra Sharman (Chair)	Rona Ambrose	Bryan Pinney	Manjit Sharma	Sarah Slusser

Mandate

The HRC is empowered by the Board to oversee, review and approve the key compensation, human resources and pension policies and plans of TransAlta that are intended to attract, recruit, retain and motivate employees of the Company. The HRC also makes recommendations to the Board regarding the compensation of the Company’s executive officers, including the review and adoption of equity-based incentive compensation plans and pension plans, the adoption of human resources policies that support human rights and ethical conduct, oversight of compensation risk management and assessment processes, and the review and approval of executive management succession and development plans.

The Charter of the HRC is available on TransAlta’s website at www.transalta.com/investor-centre/governance.

In fulfilling its mandate in 2022, the HRC completed the following:

Executive Compensation

•

Reviewed and approved the annual incentive targets and long-term incentive performance metrics and targets, reviewed the performance of the CEO and received and reviewed the CEO’s evaluation of the other executives’ performance over the last year, and reviewed the Company’s say-on-pay policy;

•	Reviewed the executive profiles and responsibilities;
•	Reviewed and amended its Charter;
•	Reviewed and approved the Company’s Clawback Policy;
•	Assessed executive and management succession and reviewed assessments for leaders across the Company;
•	Approved the comparator group and reviewed the variable pay metrics and the executive assessment process and share ownership guidelines;
•	Discussed compensation governance;
•	Conducted annual salary reviews for executive officers; and
•	Reviewed the incentive metrics and modifications to the 2022 incentive program, and recommended to the Board the 2022 executive goals, and the 2022 CEO compensation.

Human Resources and Pensions

•	Reviewed, approved and reported to the Board on the Company’s human resources policies, practices and structures;
•	Reviewed the pension, benefits and similar benefits and overall governance of the Company’s pension and similar plans; and
•	Together with the AFRC, reviewed and recommended to the Board the Company’s annual pension report.

In addition, during 2022 the HRC:

•	Held management succession discussions and received updates on progress to ensure robust development of candidate pools at various levels in the organization for leadership capability and continuity;

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•	Reviewed equity, diversity and inclusion as well as culture strategy, including the monitoring the Company’s progress thereon;
•	Reviewed the Company’s Workplace Diversity Policy;
•	Reviewed the CEO’s position description; and
•	Together with management, reviewed and assessed the Company’s compensation-related risks and mitigation and management strategies.

During 2022, the HRC met in camera, without management present, at the conclusion of each HRC meeting.

The HRC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2022.

Sandra Sharman (Chair)	Rona Ambrose	Bryan Pinney	Sarah Slusser

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Report of the Investment Performance Committee and Committee Responsibilities

Members

The IPC is composed of independent directors. Each member brings to the Committee experience and knowledge relevant to the Committee’s responsibilities and accountabilities, including experience in capital allocation, industry expertise, project development, construction, finance and business judgment.

Laura Folse (Chair)	Harry Goldgut	Thomas O’Flynn	James Reid	Sarah Slusser

Mandate

The IPC assists the Board by providing oversight of management’s investment conclusions and of the execution of major Board-approved capital expenditure projects that are in furtherance of the Company’s strategic plans.

The full text of the IPC’s Charter and more information relating to the IPC is available on TransAlta’s website at www.transalta.com/investor-centre/governance.

The IPC was formed in 2019 primarily for the purpose of assisting the Board in its oversight of the transformational strategy of the Company to become a leading clean energy company, primarily by converting the Company’s coal generating units to natural gas generation by 2025, as well as to support the Board in its oversight of the other strategic growth priorities of the Company relating to renewables and on-site generation.

In fulfilling its mandate in 2022, the IPC completed the following:

•	Reviewed and recommended to the Board with respect to acquisition opportunities, including:
•	Horizon Hill wind project; and
•	Mount Keith 132kV expansion;
•	Reviewed and recommended to the Board with respect to investment opportunities, including Energy Impact Partners;
•	Reviewed key elements relating to the Company’s major capital projects, including the Tempest wind project; and
•	Reviewed post-investment returns on assets of prior major capital projects, including:
•	Ada Cogeneration;
•	Skookumchuck wind farm;
•	Antrim and Big Level wind farms;
•	Windrise wind farms; and
•	WindCharger battery storage.

In addition, during 2022 the IPC met in camera, without management present, at the conclusion of each IPC meeting.

The IPC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2022.

Laura Folse (Chair)	Harry Goldgut	Thomas O’Flynn	James Reid	Sarah Slusser

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Director Compensation

Report on Director Compensation

Philosophy and Approach

The Board is responsible for developing, implementing and overseeing the directors’ compensation program and has delegated to the GSSC responsibility for evaluating and making recommendations to the Board regarding director compensation. The compensation practices for directors take into consideration:

•	The Company’s strategic plans and priorities;
•	The complexity of the industry and size of the business;
•	The retention and attraction of qualified individuals to serve as directors on the Board;
•	The provision of competitive compensation; and
•	The importance we place on aligning directors’ compensation with the interests of Shareholders.

Director compensation does not include retirement benefits, change of control or severance provisions, health-care coverage, pensions, charitable donations, vehicles, club memberships or other such perquisites. In addition, non-management directors are not eligible to participate in the long-term incentive plan (consisting of restricted share units and performance share units) or the stock option plan.

The GSSC annually reviews the market competitiveness of directors’ compensation against companies of similar size and scope in Canada. It also considers the time commitment and experience required of members to serve on our Board and to ensure it attracts and retains qualified directors. The Company benchmarks its compensation to the median of Canadian companies of our peer group, which generally are of similar size on a revenue, asset and market capitalization basis.

Components of Compensation for 2022

Retainers	Amount(1)

Board Member Annual Retainer(2) and Meeting Fees
Chair of the Board	$330,000
Board Member	$195,000
Dam Safety Advisor	$20,000

Fee for each Board meeting in excess of 10	$1,750

Committee Chair and Member(3) Annual Retainer Fees
Audit, Finance and Risk Committee (Chair)	$25,000
Human Resources Committee (Chair)	$25,000
Governance, Safety and Sustainability Committee (Chair)	$25,000

Investment Performance Committee (Chair)	$25,000

Travel Fees
If travelling more than 1,000 kilometres round trip	$1,500

If travelling more than 7,500 kilometres round trip	$3,000

(1)	All amounts are payable in Canadian dollars.
(2)

At least half of each director’s annual retainer must be paid in common shares of the Company (purchased on behalf of the director in the open market) or in deferred share units. A director can elect to receive the other half of the annual retainer in cash, deferred share units or common shares.

(3)	Committee members do not receive an annual retainer.

Deferred Share Units

Each deferred share unit (“DSU”) is a notional share that has the same value as one TransAlta common share. DSUs may not be redeemed until the director leaves the Board. As a result, directors maintain an ongoing equity stake in the Company throughout their service on the Board.

DSUs are allocated to each director’s account on the 16th day of the last month of each compensation quarter (the “Accrual Date”), being March, June, September and December, based on the volume-weighted average price of a TransAlta common share on the TSX for the five trading days preceding the Accrual Date. The DSU account of each director is also credited with DSUs equivalent to cash dividends declared based on the market value preceding the date dividends are paid on our common shares.

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Following retirement from the Board, the retiring director will receive a cash amount equal to the number of DSUs held in the director’s account multiplied by the then market value, less applicable taxes.

Share Ownership Requirements of Directors

The Board believes that directors’ compensation should align with Shareholders’ interests. As a result, a portion of each director’s annual retainer must be paid in common shares of TransAlta (which are purchased on behalf of the director in the open market) or in DSUs, as described above. Each independent director is required to acquire and hold a minimum value of three times the annual retainer within five years of joining the Board. New directors are also required to acquire and hold the equivalent of one times the annual retainer within two years of joining the Board. Following an increase in director compensation, a director will have two years to acquire and hold the equivalent of one times the amount of the increase to the annual retainer and five years to acquire and hold a minimum value of three times the amount of such increase.

Shareholdings of directors at Dec. 31, 2022, are shown below:

Director and Year Appointed	Year	Total Shares and Share Units(1)		Change Year Over Year	Value(2)	Equity at Risk Multiple of 2022 Annual Retainer(3)	Ownership Requirement Met(4)

R. Ambrose (2017)	2022	74,349		13,849	$934,567	4.79x	Yes
	2021	60,500			$827,640	5.17x

J. Dielwart (2014)	2022	170,035		6,553	$2,034,266	6.16x	Yes(5)
	2021	155,281			$2,124,244	6.43x

A. Fohrer (2013)	2022	136,075		9,325	$1,710,463	8.77x	Yes
	2021	126,750			$1,733,940	8.67x

L. Folse (2021)	2022	12,805		7,590	$169,959	0.83x	On Track(6)
	2021	5,215			$71,341	0.36x

H. Goldgut (2019)	2022	61,034	(7)	15,164	$767,197	3.93x	Yes(8)
	2021	45,870	(7)		$627,502	3.22x

J. Kousinioris (2021)(9)	2022	429,539		109,632	$5,399,305	N/A	Yes(10)
	2021	319,907			$4,376,328	N/A

T. O’Flynn (2021)	2022	17,976		7,590	$255,958	1.16x	On Track(6)
	2021	10,386			$142,080	0.71x

B. Pinney (2018)	2022	103,863		13,803	$1,305,558	6.70x	Yes
	2021	90,060			$1,232,021	7.70x

J. Reid (2021)	2022	15,164	(7)	6,952	$190,611	0.98x	Yes(8)
	2021	8,212	(7)		$112,340	0.58x

S. Sharman (2020)	2022	39,905		13,464	$501,606	2.57x	On Track(11)
	2021	26,441			$361,713	2.26x

S. Slusser (2021)	2022	12,805		7,590	$169,959	0.83x	On Track(6)
	2021	5,215			$71,341	0.36x

(1)	Includes DSUs granted and DSUs credited in lieu of reinvested dividends. See “Report on Director Compensation — Components of Compensation for 2022 — Deferred Share Units” for further information.
(2)

The 2021 value is based on the weighted average closing price of TransAlta common shares on the TSX for the 20 trading days before and including Dec. 31, 2021, of $13.68, and the 2022 value is based on the weighted average closing price of TransAlta common shares on the TSX for the 20 trading days before and including Dec. 31, 2022, of $12.57.

(3)

Pursuant to the External Directors Share Ownership Requirements, as of Dec. 31, 2022, independent directors are required to acquire and hold a minimum value of three times the directors’ annual retainer fee within five years from the date they joined the Board to meet the independent directors share ownership requirement. New directors are required to hold the equivalent of their annual retainer within two years of joining the Board or from the date of any increase in compensation, to meet the independent directors’ share ownership requirement.

(4)	The annual retainer for all directors, other than the Chair, was increased in 2022 to CDN$195,000 and payment in US$ to directors resident in the US was discontinued.

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(5)

Mr. Dielwart was appointed Chair of the Board on April 21, 2020, at which time his annual retainer increased to $330,000. Notwithstanding he has currently met the requirement, Mr. Dielwart has until April 21, 2025, to hold shares equal to three times his annual retainer ($990,000).

(6)

Ms. Slusser, Ms. Folse and Mr. O’Flynn were appointed to the Board on May 4, 2021, and have until May 4, 2023, to hold their annual retainer amount ($195,000) in shares and DSUs and have until May 4, 2026, to hold shares or DSUs equal to three times their annual retainer ($585,000).

(7)

Mr. Goldgut and Mr. Reid are nominees of Brookfield and both elected to receive common shares for 100 per cent of their director compensation and have directed the Company to register such common shares to an entity affiliated with Brookfield. To the extent Mr. Goldgut or Mr. Reid are deemed to be the beneficial owner of any such shares, each of Mr. Goldgut and Mr. Reid expressly disclaim beneficial ownership thereof. In total, 122,067 common shares were registered to an affiliate of Brookfield as of Dec. 31, 2022, pursuant to the directions of the Brookfield nominee directors.

(8)

Mr. Goldgut and Mr. Reid are exempt from directly satisfying the share ownership requirement for so long as they are Brookfield’s nominees on the Board and so long as Brookfield is in compliance with its obligations under the Investment Agreement.

(9)

Mr. Kousinioris’ total shares and share units are comprised of “eligible shares” for purposes of the executive share ownership policy, which consist of common shares, RSUs and ODSUs (as described under “Compensation Discussion and Analysis — NEO Share Ownership”). As at Dec. 31, 2022, he held 127,270 RSUs and 11,181 ODSUs. In addition, as at Dec. 31, 2022, Mr. Kousinioris held 279,994 PSUs and 639,992 options to acquire common shares, which do not count towards meeting the requirements under the executive share ownership policy. See “Compensation Discussion and Analysis — Incentive Plan Awards.”

(10)

Mr. Kousinioris is the President and CEO of TransAlta and has been a Board member since April 1, 2021. Mr. Kousinioris is required to hold five times his base salary in accordance with the Company’s executive share ownership policy.

(11)	Ms. Sharman was appointed to the Board on April 21, 2020, and has until April 21, 2025, to hold shares equal to three times her annual retainer ($585,000).

Summary of Directors’ Compensation for the Fiscal Year 2022

Consistent with director compensation best practices, a flat fee compensation system for the independent directors applies to director compensation. The flat fee provides each independent Board member an annual retainer of $195,000 and the Chair of the Board an annual retainer of $330,000. The flat fee includes up to 10 Board meetings and for every Board meeting after 10, a meeting fee of $1,750 is paid. The latter per meeting fee applicable to meetings in excess of 10 is designed to reflect the significantly increased time, attention and responsibilities that directors will face if more than 10 meetings per year are required.

The fees are determined in recognition of the significant time and energy required of the directors in the performance of their duties. Directors are expected to prepare for and attend all Board meetings and ensure that they stay informed about the Company’s business and the rapidly changing industry, business and regulatory environment. In addition, the Board believes that the Company must offer a competitive compensation package to attract and retain experienced, skilled and knowledgeable directors who are willing and able to meet these expectations. Please see the below tables that provide further details of the fees and share-based awards for directors.

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Fees and Share-Based Awards Paid in 2022

Name	Cash Fees Earned ($)		Board Meeting/ Travel Fees(1)(2) ($)	Committee Chair Fee ($)		Share-Based Awards(3) ($)	All Other Compensation ($)		Total ($)

Ambrose	24,375		—	25,000 (GSSC)		170,625	—		220,000

Dielwart(4)	158,750	(5)	—	—		206,250	—		365,000

Fohrer	97,500		4,500	—		97,500	20,000	(6)	219,500

Folse	97,500		3,000	25,000 (IPC)		97,500	—		223,000

Goldgut(7)	—		—	—		195,000	—		195,000

Kousinioris(8)	N/A		N/A	N/A		N/A	N/A		N/A

O’Flynn	132,500	(5)	4,500	—		97,500	—		234,500

Park(9)	133,125	(10)	1,500	8,716 (AFRC)	(9)	73,125	—		216,466

Pinney	59,375	(5)	—	25,000 (HRC/AFRC)	(11)	170,625	—		255,000

Reid(7)	—		—	—		195,000	—		195,000

Sharman	24,375		3,000	16,267	(12)	170,625	—		214,267

Slusser	132,500	(5)	3,000	—		97,500	—		233,000

Total	860,000		19,500	99,983		1,571,250	20,000		2,570,733

(1)	Travel day fee of $1,500 (where round-trip travel exceeds 1,000 km but is less than 7,500 km) or $3,000 (where round-trip travel exceeds 7,500 km).
(2)	The flat fee includes up to 10 Board meetings. For every Board meeting after 10, a meeting fee of $1,750 per meeting is paid. In 2022, the Board held nine Board meetings.
(3)	Reflects the portion of director fees earned in 2022 that were allocated to DSUs or common shares.
(4)	Mr. Dielwart is Chair of the Board.
(5)	Includes fee for acting as member of the Special Committee.
(6)	Fee for acting as Dam Safety Advisor.
(7)

Mr. Goldgut and Mr. Reid elected to receive common shares for 100 per cent of their director compensation and directed the Company to register such common shares to an entity affiliated with Brookfield. To the extent Mr. Goldgut or Mr. Reid are deemed to be the beneficial owner of any such shares, Mr. Goldgut and Mr. Reid expressly disclaim beneficial ownership thereof.

(8)

Mr. Kousinioris is the President and CEO of the Company since April 1, 2021, and, as such, does not receive any director compensation. His compensation is reported in the “Summary Compensation Table” for Named Executive Officers (“NEOs”) in this Proxy Circular.

(9)	Ms. Park ceased to be Chair of the AFRC on May 7, 2022. Ms. Park retired from the Board on Sept. 30, 2022.
(10)	Includes fee for acting as Chair of the Special Committee.
(11)	Mr. Pinney ceased to be Chair of the HRC, and was appointed Chair of the AFRC, on May 7, 2022.
(12)	Ms. Sharman was appointed Chair of the HRC on May 7, 2022.

68	TransAlta Corporation • 2023 Management Proxy Circular

Share-Based Awards Outstanding

The following table discloses the number and value of share-based awards held by directors and outstanding as at Dec. 31, 2022. In accordance with best governance practices, the Company does not grant stock options to its directors.

Name	Number of Share- Based Awards That Have Not Vested(1) (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(2) ($)

Ambrose	—	—	822,732

Dielwart	—	—	1,631,033

Fohrer	—	—	1,630,040

Folse	—	—	160,959

Goldgut	—	—	—

Kousinioris(3)	N/A	N/A	N/A

O’Flynn	—	—	160,959

Park	—	—	1,331,616

Pinney	—	—	982,848

Reid	—	—	—

Sharman	—	—	501,606

Slusser	—	—	160,959

Total			7,382,752

(1)

For purposes of the above table, the DSUs are deemed to be fully vested upon issuance as the DSUs are paid out within a specified period of time after the director ceases to be a member of the Board as set out in the Share Unit Plan.

(2)	Calculated using the 20-day volume-weighted average price of our common shares on the TSX ending Dec. 31, 2022, of $12.57. This calculation includes dividend accruals on the DSUs.
(3)

Mr. Kousinioris is the President and CEO of the Company since April 1, 2021, and, as such, does not receive any director compensation. His compensation is reported in the “Summary Compensation Table” for NEOs in this Proxy Circular.

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Value Vested During the Year

The table below includes the amount of variable compensation that vested in 2022, which represents the amount of annual grants of DSUs and common shares made to our directors:

Name	Option-Based Awards —Value Vested During the Year(1) ($)	Share-Based Awards — Value Vested During the Year ($)		Non-Equity Incentive Plan Compensation — Value Earned During the Year(3) ($)
		Shares	DSUs(2)

Ambrose	—	—	170,625	—

Dielwart	—	123,750	41,250	—

Fohrer	—	—	97,500	—

Folse	—	—	97,500	—

Goldgut	—	195,000	—	—

Kousinioris(4)	N/A	N/A	N/A	N/A

O’Flynn	—	—	97,500	—

Park	—	—	73,125	—

Pinney	—	73,125	97,500	—

Reid(6)	—	195,000	—	—

Sharman	—	—	170,625	—

Slusser	—	—	97,500	—

Total		586,875	943,125

(1)	In accordance with good governance practices, we do not grant stock options to our directors.
(2)

For purposes of the above table, the DSUs are deemed to be fully vested upon issuance as the DSUs are paid out within a specified period of time after the director ceases to be a director as set out in the Share Unit Plan. The value vested during the year for the DSUs excludes dividend accruals.

(3)	The Company does not have a non-equity incentive plan for its directors.
(4)

Mr. Kousinioris is the President and CEO of the Company since April 1, 2021, and, as such, does not receive any director compensation. His compensation is reported in the “Summary Compensation Table” for Named Executive Officers (“NEOs”) in this Proxy Circular.

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Breakdown of Annual Retainer

The following table shows the manner in which each director received their annual retainer for the year ended Dec. 31, 2022.

Director	Cash (%)	Equity (%)

Ambrose(1)	—	100

Dielwart	50	50

Fohrer	50	50

Folse	50	50

Goldgut(2)	—	100

Kousinioris(3)	N/A	N/A

O’Flynn	50	50

Park	50	50

Pinney(1)	—	100

Reid(2)	—	100

Sharman(1)	—	100

Slussser	50	50

(1)

Ms. Ambrose, Mr. Pinney and Ms. Sharman amended their compensation election in order to receive 100 per cent DSUs for the second, third and fourth quarters of 2022 after initially being deemed to have elected 50 per cent cash and 50 per cent DSUs for the first quarter of 2022.

(2)	Mr. Goldgut and Mr. Reid receive common shares for 100 per cent of their director compensation and have directed the Company to register such common shares to an entity affiliated with Brookfield.
(3)	Mr. Kousinioris, our President and CEO since April 1, 2021, does not receive compensation as a director.

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Report on Executive Compensation

This section discusses executive compensation at TransAlta, including our strategy, compensation governance, compensation elements, what we paid our most senior officers for 2022 and why, and how that relates to our share performance. The Human Resources Committee has reviewed and approved the content of this section and the compensation details included herein.

Contents
73	Letter from Human Resources Committee

77	2022 Executive Officers

80	Compensation Discussion and Analysis

80	Executive Summary

81	Compensation Philosophy

82	2022 Compensation Decisions

95	2022 CEO Realizable Pay Analysis

97	2022 Share Performance and Executive Pay

98	Compensation Governance

98	Compensation Governance and Risk Management

100	Independent Advice

101	Benchmarking Executive Compensation

102	Disciplined Decision-Making Process

102	NEO Share Ownership

104	2022 Executive Compensation Details

104	Summary Compensation Table

106	Incentive Plan Awards

108	Retirement Plans, Benefits and Life Insurance

112	Termination and Change of Control

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Letter from the Human Resources Committee

John P. Dielwart Chair of the Board of Directors Sandra R. Sharman Chair of the Human Resources Committee

Dear Shareholders,

The Human Resources Committee (“HRC”) is the committee of the Board that oversees TransAlta’s key compensation programs, compensation risk management and senior leadership succession and development. With a view to advancing TransAlta’s vision as a leader in clean electricity that is committed to a sustainable future, we are guided by our five-pillar executive compensation philosophy. The five pillars are designed to incent management to achieve strategic objectives that will create long-term value for Shareholders, focus on pay for performance, align with Shareholder interests, ensure effective oversight and risk management, and attract and retain talent. We are pleased to share this compensation philosophy, describe our leading practices and our strong governance in the CD&A that follows.

Our Corporate Strategy and 2022 Accomplishments

TransAlta’s core business provides diversified and reliable electricity generation with world-class trading and business development teams. Our strategic priority continues to be advancing our Clean Electricity Growth Plan while delivering solid returns to our Shareholders. This plan is focused on accelerating growth into customer-centred renewables and storage, maintaining financial strength and capital allocation discipline, defining the next generation of power solutions and leading in ESG policy development.

As we have emerged from the COVID pandemic, our approach has been human-centric, focusing on talent attraction, retention and development. Our employees are our greatest asset. We are very proud of our efforts and achievements in 2022 on all aspects of ESG, including our focus on ED&I and organizational culture, as described in more detail below making TransAlta a highly desirable place to work.

In 2022, the Company made significant progress toward achieving its strategic goals. Highlights include the following:

•  Delivered record-setting EBITDA and FCF of $1.63 billion and $961 million respectively. FCF delivered of $3.55 per share, 1.6x 2021 performance and 2.8x 2020 performance;

•  Maintained BB+ credit rating with S&P Global Ratings and a robust balance sheet by executing ~$950 million of financing, and maintained greater than $2.0 billion of consolidated liquidity through volatile markets and significant capital spend;

•  Increased our common share dividend by 10 per cent to $0.22 per year commencing Jan. 1, 2023;

•  Delivered exceptional operational performance with strong availability of units to supply power consistently to customers and during periods of significant grid demand;

•  Achieved our best safety record ever;

•  Advanced our Clean Electricity Growth Plan by announcing the launch of the Horizon Hill wind project with a 200 MW renewable Power Purchase Agreement (“PPA”) and the Mount Keith transmission expansion project, which will contribute $44 million to $49 million of EBITDA under long-term contracts for the next 15+ years;

•  Added 1,980 MW of new projects to the development pipeline providing future growth potential across all our operating regions; and

•  Advanced ESG through:

•  54 per cent of EBITDA from our Generation business unit from renewables and storage in 2022 versus 48 per cent in 2021 and 35 per cent in 2020;

•  Recognized by MSCI with an ESG rating upgrade from BBB+ to A;

•  Recognized by CDP (formerly known as Carbon Disclosure Project) with an industry leading score of A-;

•  Published our first consolidated climate transition plan in line with Taskforce for Climate-Related Financial Disclosures (“TCFD”);

•  Progressed the second year of our ED&I strategy; and

•  Developed and implemented a three-year organizational culture transformation strategy.

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Pay for Performance

The HRC reinforces the Company’s emphasis on pay-for-performance by annually reviewing the executive compensation programs and approving the Company’s variable pay metrics and targets to ensure alignment with TransAlta’s strategic measures and goals. A robust link between executive compensation and Company performance is maintained by including strong financial measures and ambitious targets in our Annual Incentive Compensation (“AIC”) and Long-Term Incentive (“LTI”) Plans.

Our AIC and Performance Share Unit (“PSU”) metrics remain simple, clear, measurable and focused on results that drive value for our Shareholders. All our executives, including the CEO, have 100 per cent of their AIC based on our corporate scorecard results. TransAlta’s strong performance in 2022 reflects the significant efforts made by the executive team and all employees in the organization. See pages 80 and 85 for details on our AIC and PSU scorecard performance results, which are strongly aligned with the achievement of our strategic goals in 2022.

See page 96 where we share the CEO’s realizable pay alignment with Total Shareholder Return (“TSR”) over the previous three years.

Compensation and Governance Enhancements

In 2022, we focused on building our talent and retention programs by completing a thorough review of our compensation and governance programs organization-wide. We made some important enhancements that include:

•	Performing a full review of our executive compensation peer group to reflect our business strategy and transition to a clean energy company with a focus on renewables (see page 101);
•

Reviewing compensation and reward programs for our non-executive talent pipeline and updating our base salary structure and variable pay targets to improve our competitive positioning in line with our compensation philosophy;

•	Reporting statistics on our gender pay equity performance for employees in equivalent roles, with 2022 results showing 99 per cent pay equity for females relative to males (see our Annual Report); and
•	Increasing benefit plan coverage to support employee physical and mental health.

Executive Compensation Best Practices and Governance

The HRC oversees the Company’s executive compensation programs by monitoring best practices and aligning our practices with the Company’s evolving business strategies and needs. The HRC has used independent external compensation advisors for many years. The HRC consults with their current independent external compensation advisor, Farient, who, since 2018, has supported the Board’s efforts to maintain alignment of TransAlta’s executive compensation plans with its business strategy and Shareholder interests. Given the changing regulatory and competitive environment, our executive compensation peer group is reviewed annually and data is compiled by our independent advisors each year so we can target executive total direct compensation to the 50th percentile of our peer group. Farient provides advice directly to the Chair of the HRC Committee on decisions regarding CEO compensation.

Farient annually reviews the rigour of our incentive plan goals, metrics and targets and reports findings to the HRC to ensure suitability based on TransAlta’s recent and projected plan performance, analyst expectations and appropriateness of how pay varies with performance. We are confident that our scorecards for our AIC and PSU Plans are effective, performance-based and aligned with Shareholder value, with no scorecard adjustments made in calculating executive or employee pay in 2022.

We believe these processes continue to reinforce TransAlta’s executive compensation philosophy (see page 81). We have established a competitive compensation plan that will motivate and reward management to execute our business strategy, continue to unlock the value of our assets and create long-term value for Shareholders.

Our CEO’s Compensation

Mr. Kousinioris’ 2022 compensation is outlined in the Summary Compensation Table (see page 104). For 2023, the HRC approved a $50,000 base salary increase for Mr. Kousinioris and an increase in his 2023 target LTI from 250 per cent to 280 per cent of base salary. The resulting target total direct compensation (defined as base salary, plus target annual bonus and target annual LTI value) for Mr. Kousinioris for 2023 is $4,560,000, positioning his total direct compensation at 93 per cent of the peer group median. In 2021, when Mr. Kousinioris was promoted to President and CEO, our strategy was to pay him at a level below market median and, over a three-year period, increase his compensation to align with market median based on his performance and

74	TransAlta Corporation • 2023 Management Proxy Circular

achievement of corporate strategic and financial results. We continue to apply this strategy as the compensation increases that he received in 2023 were to recognize his strong performance in 2022.

TransAlta has robust share ownership requirements for our executives, further aligning their long-term interests with Shareholders. As of Dec. 31, 2022, Mr. Kousinioris owned 6.0 times his base salary, exceeding his share ownership requirement of five times base salary (see “NEO Share Ownership” on page 102).

Shareholder Engagement

Throughout 2022, the Board engaged directly with Shareholders representing approximately 40 per cent of outstanding shares. The HRC considers interaction and communication with Shareholders a significant tool to ensure alignment of the Company’s executive compensation program with Shareholder interests. We stay current with best practices, engage in quarterly results calls, participate at in-person conferences and initiate Shareholder outreach specifically to address our corporate strategy, ED&I and Board composition.

At the 2022 annual meeting of shareholders, we received 87.88 per cent support for our say-on-pay proposal, following 97.25 per cent support in 2021. We have met with proxy advisor firms to describe TransAlta’s compensation program and we have listened to their feedback.

Evolving Talent Strategy and Succession Planning

Developing and retaining talent is critical to our ongoing growth and future success. In response to the recruitment and retention challenges experienced in 2022, the HRC spent significant time engaging in thoughtful and ongoing discussions on organizational culture, ED&I and TransAlta’s management development and succession plans to ensure the executive team has the right background and skills to be strategic executors and is able to move the Company forward in an innovative manner.

The HRC is committed to developing internal succession candidates for leadership positions. In 2022, TransAlta developed and launched two leading-edge, customized leadership development programs to build talent: an Executive Development Program and a Manager Development Program. Each program is lengthy, giving participants a sustained learning environment to explore various leadership topics, participate in sessions with world-class speakers and engage in one-on-one executive coaching. These programs, along with other learning initiatives, were well received and resulted in TransAlta winning a national Human Resources award for Best Learning and Development Strategy.

In 2022, Michael Novelli, our Executive Vice-President, Generation decided to retire from TransAlta. In September 2022, we successfully recruited Chris Fralick, an experienced, operationally excellent and people-centric leader as our new Executive Vice-President, Generation allowing for a seamless transition as Michael left his role in early January 2023.

ED&I and Organizational Culture

We remain strongly committed to gender diversity at the executive and Board level and have developed diversity targets throughout the organization. Building off the ED&I Pledge the Board approved in 2020, the Company developed a five-year ED&I Strategy to address concerns and needs of the Company’s underrepresented and diverse employees and to increase equity and inclusion for all employees. The first two years of the ED&I Strategy were dedicated to providing education on and raising awareness about ED&I concepts, emphasizing the importance of “belonging” and allyship. In 2022, we offered 42 educational events to employees covering the experiences of women, Black and Indigenous history, racial bias, supporting persons with disabilities and mental health. In 2023, our strategy will be to embed these learnings and principles throughout the organization.

The Company engaged a leading executive and leadership consulting firm in 2021, to assist TransAlta in exploring organizational culture improvements. In 2022, with Board approval, TransAlta implemented a three-year organizational culture transformation strategy to improve overall employee engagement and increase employee psychological safety. The goal is to become a stronger results, learning and purpose-focused organization and to increase Company innovation.

As a social component of our ESG journey, our ED&I and organizational culture metrics are quantifiable and objectively measured by third-party providers and are included as part of our AIC Plan scorecard.

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Your Clear and Informed Vote is Important

The CD&A that follows provides clear and comprehensive disclosure of our executive compensation program to allow Shareholders to make informed decisions on the advisory vote. Your participation as a Shareholder is very important to us. We are asking for and look forward to receiving your support by voting in favour of TransAlta’s approach to executive compensation detailed in this Proxy Circular. Thank you for your trust and continued interest in the ongoing success of TransAlta.

John Dielwart	Sandra R. Sharman
Chair of the Board of Directors	Chair of the Human Resources Committee

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2022 Executive Officers

Our 2022 NEOs are listed below, representing their current position (or former position) within TransAlta.

John H. Kousinioris, President and Chief Executive Officer

Skills and Experience

Mr. Kousinioris has served as President and Chief Executive Officer since April 1, 2021. John’s prior leadership roles as Chief Legal and Compliance Officer, Chief Growth Officer and Chief Operating Officer have provided him with responsibility for almost every aspect of TransAlta’s business. Mr. Kousinioris also served as President and a director of TransAlta Renewables Inc. from 2017 to 2021. Mr. Kousinioris was awarded the Queen Elizabeth II Platinum Jubilee Medal in 2023 in recognition of his contributions and service to the Province of Alberta in the field of business, commerce, industry and economics.

Industry

Prior to joining TransAlta, Mr. Kousinioris was a partner and co-head of the corporate commercial department at Bennett Jones LLP. He has over 30 years of experience in securities law, mergers and acquisitions and corporate governance matters, and has represented clients in some of Canada’s largest public offerings and merger transactions.

Qualifications

Mr. Kousinioris has a Bachelor of Arts degree in Business Administration from the Richard Ivey School of Business at the University of Western Ontario, a Master of Business Administration degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School at York University. He has also attended the Advanced Management Program at Harvard University.

Todd Stack, EVP, Finance and Chief Financial Officer

Skills and Experience

Mr. Stack has served as Chief Financial Officer since May 16, 2019. He is responsible for providing leadership and direction over TransAlta’s financial affairs and has significant experience in finance, valuation, economics and the power industry. Prior to this role, Mr. Stack was the Company’s Corporate Controller, Corporate Treasurer and a member of the corporate development team reviewing greenfield and acquisition opportunities. Mr. Stack assumed the role of President of TransAlta Renewables Inc. effective Feb. 6, 2021.

Industry

Before joining the finance team at TransAlta, Mr. Stack held several roles in the engineering team, including design, operations and project management.

Qualifications

Mr. Stack has a Bachelor of Science degree in Electrical Engineering from the University of Alberta and a Master of Business Administration degree from the University of Calgary. He is a registered professional engineer in Alberta and a Chartered Financial Analyst.

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Kerry O’Reilly Wilks, EVP, Legal, Commercial and External Affairs

Skills and Experience

Ms. O’Reilly Wilks joined TransAlta on Nov. 26, 2018, and is currently the Executive Vice President, Legal, Commercial and External Affairs. Her portfolio spans legal, regulatory, market policy, government relations, commercial, corporate secretarial, trading compliance, Indigenous and community relations and ESG sustainability policy and advocacy. She is also a corporate director of TransAlta Renewables Inc.

Industry

Before joining TransAlta, Ms. O’Reilly Wilks was Head of Legal, North Atlantic & UK, for Vale S.A. In this role, she oversaw all issues of Vale’s business arising in North America and the UK. Ms. O’Reilly Wilks also sat as the Head of Legal, Corporate & Marketing, as well as the Global Chief Technology Counsel for Vale. In addition, she occupied a senior strategic advisory role with Vale’s Asia-Pacific affiliates, including their public Indonesian affiliate, as Head of Legal, Asia Pacific. Before joining Vale, Ms. O’Reilly Wilks worked as a partner with Davies Ward Phillips & Vineberg LLP.

Qualifications

Ms. O’Reilly Wilks has a Bachelor of Science degree in Neuropsychology from Dalhousie University and a Bachelor of Laws degree from the University of New Brunswick.

Jane N. Fedoretz, EVP, People, Talent and Transformation

Skills and Experience

Ms. Fedoretz joined TransAlta on Nov. 19, 2018, and is currently the Executive Vice President, People, Talent and Transformation. She is responsible for oversight and governance of all Human Resource matters, including people, talent and retention, executive compensation, disability management, benefits and pensions, recruitment, organizational culture, TransAlta’s transformation office and corporate communications.

Industry

Before joining TransAlta, Ms. Fedoretz held the role of Counsel in the Energy Group at Blake, Cassels & Graydon LLP; Vice President, General Counsel, Chief Compliance Officer and Privacy Officer at CEDA International Corporation, a privately held industrial services company; and held legal roles at Alberta Health Services, Petro Canada and Jacobs Canada specializing in industrial and civil construction law matters.

Qualifications

Ms. Fedoretz holds a Bachelor of Social Work degree from the University of Calgary and Bachelor of Laws degree from the University of Alberta. She is an active member of the Law Society of Alberta.

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Aron Willis, EVP, Growth

Skills and Experience

Mr. Willis has served as Executive Vice President, Growth since Feb. 9, 2021. Mr. Willis leads TransAlta’s growth team where he oversees greenfield and brownfield project development globally, including renewables and gas generation development, mergers and acquisitions, construction and development engineering. Prior to his current role he led TransAlta’s fleet of gas and renewables assets, as well as the Company’s commercial team.

Industry

Before joining the growth team at TransAlta, Mr. Willis worked throughout the business in increasing levels of responsibility, including roles in finance, commercial, operations and major maintenance.

Qualifications

Mr. Willis holds a Bachelor of Commerce degree from the University of Calgary.

Mike Novelli, EVP, Generation

Skills and Experience

Mr. Novelli joined TransAlta as Executive Vice President, Generation on May 19, 2020. He oversees TransAlta’s global operations across all fuel types. Mr. Novelli began serving as a corporate director with TransAlta Renewables Inc. in 2022. He resigned from TransAlta effective Jan. 3, 2023.

Industry

Mr. Novelli is a multidisciplined, senior operating executive having over 25 years of international operations and development experience in the energy and power generation business. Prior to joining TransAlta, he held the position of Chief Operating Officer at InterGen, a global independent power generation and energy development company. He began his independent power producer career following six years in the US Navy, departing as a First-Class Petty Officer.

Qualifications

Mr. Novelli has his Associate of Science degree from the New York Regents College (now called Excelsior University), and completed the Director Professionalism Program with the National Association of Corporate Directors.

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Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides a detailed description of our executive compensation philosophy, how executive pay links to corporate strategy, and the decisions the HRC has made under our compensation programs and the factors considered in making those decisions.

Executive Summary

2022 Performance

We were pleased to be able to significantly exceed our 2022 market guidance, with record-setting EBITDA and FCF results. We continued to execute on our Clean Electricity Growth Plan and our strategy to become a leading Canadian clean energy company. We remain positive and focused on our long-term strategic goals as we achieved operational and safety excellence, maintained our financial strength, focused on building renewables growth and sustainability and strengthened our ESG policy development. As part of our transformation to clean energy, we were able to achieve several significant milestones that directly contributed to creating long-term Shareholder value. For specific details on our 2022 highlights, please refer to page 90. Our key accomplishments are also fully described in our management’s discussion and analysis.

2022 Compensation Outcomes

Our 2022 executive compensation program is aligned with Shareholder interests and financial and strategic performance. In 2022, the total compensation for our NEOs was equivalent to 0.49 per cent of the Company’s consolidated revenue. Our strong AIC and PSU results for 2022 are outlined below.

✓ 2022 AIC Awards

Scorecard Result: 169%

• FCF was weighted 50% and the result was 200% of target

• The Growth Business Unit scorecard was weighted 30% and the result was 118% of target

• ESG measures of safety, ED&I and organizational culture improvements were weighted 20% and the result was 170% of target

✓ 2020-2022 PSU Awards

Scorecard Result: 175%

• Three-year cumulative EBITDA was weighted 33.3% and the result was 200% of target

• The strategic metric was weighted 33.3% and the overall result was 167% of target

• Relative Total Shareholder Return (“Relative TSR”) relative to the S&P/TSX Capped Utilities Index was weighted 33.3% and the result was 159% of target

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Compensation Philosophy

How We Link Strategy and Compensation

The five pillars of our approach to executive compensation are:

1.    Drive Strategic Goals

Objective In 2022, TransAlta’s key strategic goals were to:

•	Establish a strong and growing customer base and secure the recontracting of assets;
•	Maintain the company’s financial position to fully fund our planned 2 GW growth plan and to maintain our capital allocation discipline;
•	Make substantive advancement on the execution of our Clean Electricity Growth Plan and defining the next generation of power solutions and technologies and potential for investments;
•

Advancing company ESG metrics, which includes leading in ESG policy development with a focus on improving the environmental footprint of our customers through advancement toward their net-zero targets;

•	Deliver on our long-term ED&I programs; and
•	Develop and implement a three-year company-wide culture strategy.

These goals were chosen because they represent the highest priorities with the greatest impact on long-term Shareholder value.

Approach PSU performance factors are established based on the achievement of strategic goals for each year in the three-year performance cycle.

2.    Pay for Performance

Objective Executive compensation is linked to financial and operational metrics that align with our strategy and the performance of our common share price.

Approach 72 per cent of the NEO’s pay mix is considered “at-risk” and consists of long-term and short-term incentives.

3.    Align with Shareholder Interests

Objective Our compensation program generates sustainable long-term value for our Shareholders.

Approach Executives earn more through “at-risk pay” when corporate performance and Shareholder returns are above expectations, and less when performance is below expectations. The AIC Plan and the PSUs have a payout range of 0-2x, which means payout could be as little as zero and as high as 200 per cent of target. RSUs and stock options provide additional value in line with total Shareholder returns.

4.    Effective Oversight and Risk Management

Objective Our overall compensation program, including the incentive plans, do not encourage inappropriate risk-taking.

Approach The HRC conducts an annual risk assessment that reviews compensation programs, including all incentive plans, for their potential to induce undue risk-taking. The HRC also receives advice from an independent, external advisor and reviews regulatory developments and compensation design trends relating to executive compensation matters.

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5.    Attract and Retain Key Talent

Objective Attract and retain executives in key roles to execute TransAlta’s strategy for long-term sustainable growth and build a talent pipeline for future succession.

Approach Target compensation is generally set at the 50th percentile of an industry comparator group using market data collected by external consulting firms. The data includes a cross-section of Canadian and US companies in the energy industry that have a similar business model and revenue size and companies that we compete with for executive talent.

2022 Compensation Decisions

Say on Pay and Shareholder Engagement

At the 2022 annual meeting, 87.88 per cent of Shareholders supported our approach to executive compensation. It is the practice of the Company for the Chair of the Board and the Chair of one of the standing committees to meet with large institutional shareholders on an annual basis. Throughout 2022, representatives of the Board and senior management (including the CEO) engaged extensively with the Company’s significant Shareholders representing approximately 40 per cent of the Company’s total issued and outstanding common shares. We specifically met with proxy advisory firms to describe TransAlta’s compensation program, stay current with respect to best practices and consider Shareholders’ input.

2022 Plan Enhancements and Updates

Enhancements/Updates	Rationale

Benchmarking

The HRC approved changes to the executive compensation peer group effective for 2023:

•  Added: Vistra Corp., Atlantica Sustainable Infrastructure and Ormat Technologies

•  Removed: Pinnacle West Capital, Alliant Energy Corp., OGE Energy Corp., Black Hills Corp., Avista Utilities and Inter Pipeline Ltd.

•  Combined the Canadian and US peers into a single peer group

•  A full peer group review was undertaken in 2022 to take effect in 2023. Our peer group criteria was updated to reflect our evolving strategy and business model, which includes our transition to a clean energy company with a focus on renewables. A fulsome list of potential peers in both Canada and the US were identified and assessed against the new criteria and recommended to the HRC for inclusion or removal, with support of our independent compensation advisors

•  A single peer group was supported based on the group being dominated by Canadian companies (68 per cent), resulting in a simplified structure that is typical in our industry

Short-term Incentive (AIC Plan)

Corporate Scorecard:

•  In 2022, we retained the metric of FCF at a weighting of 50 per cent (reduced by 10 per cent from 2021)

•  Growth metric was increased from 20 per cent to 30 per cent weighting and expanded to include all four growth business unit scorecard metrics

•  The ESG weighting remained at 20 per cent, with metrics focused on employee safety, ED&I and organizational culture

•  Continued emphasis on financial performance with a high weighting on FCF

•  Strengthened a focus on the strategic objective of growth through a 10 per cent increase in weighting and directly tied to our growth business unit metrics

•  Added quantitative, measurable and meaningful ESG metrics for organizational culture, ED&I and worker safety

Long-term Incentive

•  2022 PSUs retain the same three consistent metrics: 3-year cumulative EBITDA, a qualitative strategic score and relative TSR (measured against the Capped Utilities Index), each equally weighted at 33.3 per cent

•  Updates were made to strategic goals and EBITDA targets in line with our strategy and are set at challenging levels

• Adopted increasing cumulative EBITDA targets in alignment with future growth • Aligned the interests of NEOs and executives with Shareholder interests

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2022 Compensation Elements

We provide executive compensation elements that include base salary and short-term and long-term incentives with a focus on pay-for-performance that is aligned with our clean energy strategy set out in our Clean Electricity Growth Plan.

Executive compensation is weighted towards variable or at-risk compensation, which is directly linked to our performance and the performance of our common shares, aligning the interests of executives with those of Shareholders.

	Base Salary	Short-term Incentives (AIC)	Long-term Incentives (LTI)
			PSUs	RSUs	Options

Primary purpose	Market-competitive fixed cash compensation based on each NEO’s primary duties, responsibilities, role and work performed	Reinforce and drive short-term achievements from previous year Recognize and reward performance	Align NEO interests with Shareholders Recognize and reward performance	Reinforce and drive medium-term Shareholder value	Reinforce and drive long-term Shareholder value

Performance period	Ongoing	1 year	3 years	3 years	7 years

Payment	Ongoing	After the end of the performance period, payable in March	At the applicable 3-year cliff-vesting date and in the case of PSUs, after performance results are approved		When exercised

Cash or equity	Cash	Cash or DSUs, at NEO’s election	Net-settled in common shares		Common shares when exercised

CEO target pay mix

Other target NEO pay mix

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Base Salary

The table below outlines the base salaries of TransAlta’s NEOs over the previous three years. Salaries are reviewed annually, and increases, if any, are made based on individual performance, increased scope and additional responsibilities, or to remain market competitive. Base salary increases were approved for Mr. Kousinioris, Ms. O’Reilly Wilks, Ms. Fedoretz and Mr. Novelli in 2022 to improve their market competitive positioning in line with our compensation philosophy of targeting the median base salary of our peer group and to reward them for the Company’s strong performance in 2021.

Name	2020	2021	2022

John Kousinioris(1)	$625,000	$850,000	$900,000

Todd Stack	$425,000	$500,000	$500,000

Kerry O’Reilly Wilks	$460,000	$460,000	$485,000

Jane Fedoretz	$400,000	$460,000	$485,000

Aron Willis(2)	$360,000	$375,000	$375,000

Mike Novelli	$475,000	$475,000	$495,000

(1)	Mr. Kousinioris’ annual salary was increased to $850,000 effective April 1, 2021, upon his promotion to President and CEO.
(2)	Mr. Willis’ annual salary was increased to $375,000 effective February 9, 2021 upon his promotion to Executive Vice President, Growth.

Annual Incentive Compensation

In 2022, the executives’ AIC was determined entirely by corporate performance to align the NEOs with Company corporate performance:

Our corporate scorecard was updated in 2022 to increase the growth weighting from 20 per cent to 30 per cent. This change reflects the strategic importance of the growth metric and our emphasis on execution of our Clean Electricity Growth Plan. We included all four metrics from the Growth business unit scorecard to focus the entire organization on supporting our growth strategy. The AIC Plan continues to emphasize financial performance through a relatively high 50 per cent weighting on FCF in 2022, reduced from 60 per cent in 2021. The ESG weighting remains at 20 per cent, which is consistent with our peers. Ten per cent was allocated to worker safety metrics, and the remaining 10 per cent was allocated to quantitative, measurable and meaningful organizational culture improvements and an ED&I score. These metrics represent our 2022 strategy and emphasize the highest short-term priorities with the greatest impact on Shareholder value.

FCF

FCF is a key metric representing the amount of cash available to invest in growth initiatives, make repayments on debt, pay common share dividends or repurchase common shares.

Growth Business Unit Score

In support of our growth strategy, this metric includes incremental proforma EBITDA to be earned from announced growth projects for TransAlta, new MWs closed, capital efficiency and the addition of projects to our development pipeline as per our five-year Clean Electricity Growth Plan as described in TransAlta’s management’s discussion and analysis.

ESG

Safety metrics include quantifiable measures, including both: (i) Total Safety Report Frequency Rate (TSRFR) (a leading indicator); and (ii) Total Recordable Injury Frequency (TRIF), (a lagging indicator). Our TRIF targets are benchmarked to Electricity Canada and remain a challenge to the organization as we continue to strive toward our target zero philosophy.

The remaining ESG score was equally weighted between two measures: (i) organizational culture improvements; and (ii) ED&I score. Targets and scores for both measures include quantitative metrics established in accordance with objective third-party surveys and are linked to goals within our Board-approved strategic plans.

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The table below shows how the HRC calculated the 2022 corporate scorecard result. The Board and the HRC believe this appropriately reflects the excellent progress achieved in 2022, as TransAlta continues to transform to a leading clean energy company.

Corporate Scorecard Results

Metric	Weight	Threshold 50%	Target 100%	Maximum 200%	2022 Result	% of Target Achieved	2022 Performance Factor

FCF(1)	50%	$430M	$505M	$605M	$961M	200%	100%

Growth Business Unit result(2)	30%				118%		35%

ESG

TRIF(3)	5%	0.70	0.61	0.55	0.39	200%	10%

TSRFR(3)	5%	8.0	10.0	12.0	12.0	200%	10%

ED&I(4)	5%	65	70	75	68	76%	4%

Organizational culture improvements(5)	5%	3 milestones	5 milestones	8 milestones	8 milestones	200%	10%

Corporate Result							169%

(1)

These results are as disclosed in TransAlta’s management’s discussion and analysis for the year ended Dec. 31, 2022. FCF is a non-IFRS financial measure that does not have a standardized meaning under IFRS. Please see “Non-IFRS Measures” for additional information.

(2)

The Growth metric includes incremental proforma EBITDA to be earned from announced growth projects for TransAlta (which is disclosed in the management’s discussion and analysis), new MWs closed, capital efficiency and the addition of projects to our development pipeline and all four metrics are equally weighted. Other than EBITDA, the remaining three metrics are specific to growth objectives and are not disclosed publicly. These targets are challenging to achieve and are critical to our Clean Electricity Growth Plan as described in the management’s discussion and analysis. The specific targets are not disclosed for competitive reasons as disclosure could seriously prejudice the company’s interest.

(3)

TRIF target was set as an improvement over 2021 performance (which was 0.82) and significantly lower than the Electricity Canada benchmark of 0.95. TSRFR targets are set at levels that we believe will encourage and influence reporting of safety observations that will proactively prevent safety incidents.

(4)	The ED&I target is aligned with the technology sector of corporate Canada benchmarking standards, which is the leading standard according to the particular third-party survey utilized by TransAlta.
(5)

Organizational culture improvement milestones include the development and the execution of a Board-approved three-year culture transformation strategy, implementing comprehensive learning and succession programs for employees, implementing an auditable culture recognition program and assessing cultural progress using a third-party employee engagement survey, all with a view so that the Company can build a thriving, human centric work environment.

The following table outlines the 2022 annual incentives for each NEO:

2022 Executive AIC

Name	Earned Salary in 2022		AIC Target (%) of Salary		Corporate Performance Factor and Weighting(1)				2022 AIC

John Kousinioris	$900,000	x	100%	x	(169%	x	100%)	=	$1,521,000

Todd Stack	$500,000	x	70%	x	(169%	x	100%)	=	$591,500

Kerry O’Reilly Wilks	$485,000	x	70%	x	(169%	x	100%)	=	$573,755

Jane Fedoretz	$485,000	x	70%	x	(169%	x	100%)	=	$573,755

Aron Willis	$375,000	x	70%	x	(169%	x	100%)	=	$443,625

Mike Novelli(2)	$370,604	x	70%	x	(100%	x	100%)	=	$259,423

(1)	In 2022, 100 per cent of executive AIC was based on corporate performance results.
(2)

Mr. Novelli’s AIC payment was calculated based on his base salary from Jan. 1, 2022, to Sept. 30, 2022, after which his focus shifted to transitioning the EVP Generation role to Mr. Chris Fralick. The HRC agreed to pay Mr. Novelli his AIC at target for his contributions up to Sept. 30, 2022. From January to April 2022, Mr. Novelli resided in Canada and earned a base salary of C$165,000 and from May to September 2022, Mr. Novelli resided in the US and earned a base salary of US$162,500 for a total earned base salary of C$370,604 (US$162,500 converted at an average foreign exchange rate from May 1 to Sept. 30, 2022, of US$1 = C$1.2652575).

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Long-Term Incentives

For the 2022-2024 performance cycle, LTI grants were based on a percentage of salary and consisted of PSUs, RSUs and Stock Options.

Name	2022 Grant Value	Grant Value as a % of Salary	Allocation

			PSUs	RSUs	Options

John Kousinioris	$2,250,000	250%	55%	25%	20%

Todd Stack	$750,000	150%	55%	25%	20%

Kerry O’Reilly Wilks	$727,500	150%	55%	25%	20%

Jane Fedoretz	$727,500	150%	55%	25%	20%

Aron Willis	$468,750	125%	55%	25%	20%

Mike Novelli	$742,500	150%	55%	25%	20%

The Board, on the recommendation of the HRC, approves the number of PSUs, RSUs and stock options to be granted every year, which are calculated based on the five-day Volume-Weighted Average Price (“VWAP”) and Black-Scholes Valuation method as at the applicable grant date, in accordance with the provisions of the Share Unit Plan and the Stock Option Plan. The Board also approves the PSU performance metrics, targets and weightings for the PSU awards. Stock options are exercisable for common shares reserved for issuance from treasury. Under the Share Unit Plan, the Company intends to settle a portion of PSUs and RSUs, once vested, through common shares issued from treasury.

PSUs were granted in 2022 with the following performance metrics for the performance period 2022 to 2024:

2022-2024 PSU Scorecard

Metric	Weight	Threshold	Target	Max

Payout Range		50%	100%	200%

Three-year cumulative EBITDA	33.3%	Not disclosed for competitive reasons

Strategic asset diversification and strategic outcomes	33.3%	2022-2024 Board-Approved Metric

Relative TSR (against the Capped Utilities Index)	33.3%	P25	P50	P85

The three-year cumulative EBITDA target and ranges and the strategic asset diversification and strategic outcomes metrics are not disclosed in the circular until the PSU awards have vested. These metrics are set annually by management, align with the Company’s strategic priorities over the short and long term, as well as circumstances of the power market in the jurisdictions in which we operate and are approved by the Board. Three-year cumulative EBITDA is forward-looking and we believe disclosure of specific EBITDA targets would seriously prejudice the Company’s interests. We believe targets are set at appropriately challenging levels.

Clawback Policy

As part of its compensation risk mitigation practices, the Company has a clawback policy that provides the Board with the discretion to cancel unvested incentive awards and/or “claw back” vested and/or paid incentive awards, as applicable, in situations where the Board determines the executive engaged in gross negligence, intentional misconduct, fraud or other serious misconduct (which includes, but is not limited to, dishonesty or a breach of Company policy to the material detriment of the Company’s business or reputation and any conduct that would qualify as cause for termination of employment at common law) irrespective of whether there was a financial restatement. This clawback policy applies to all variable compensation plans at TransAlta.

Share Unit Plan — PSUs and RSUs

All currently issued and outstanding PSUs and RSUs are governed by the terms of the Company’s Share Unit Plan (“SUP”). Minor housekeeping amendments were made to the Plan in February 2023, which affect only DSUs and pertain to clarifying the procedures relating to share unit grants and settlements during periods of blackout. Shareholder approval was not required for these immaterial amendments in accordance with Section 2.3(2) of the Plan.

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While DSUs may also be granted under the SUP, they may be settled in cash only. Each participant who is eligible to receive DSUs under the SUP may elect, once in each calendar year, to receive, in the case of directors, up to 100 per cent of such director’s annual board retainer or, in the case of officers or employees determined to be eligible to receive DSUs, up to 100 per cent of such officer’s or employee’s base salary or annual incentive award in DSUs.

The summary of the material terms of the PSUs and RSUs granted under the Share Unit Plan set out below is qualified in its entirety by reference to the full text of the Share Unit Plan, which can be found under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Share Unit Plan Summary

Primary purpose

✓ Encourage NEOs to promote the financial interests, growth and development of TransAlta through provision of PSUs and RSUs to acquire a proprietary interest in the Company

✓ Advance the interests of the Company and its Shareholders by providing the participants a performance incentive that aligns with the strategic goals of the Company and the interests of Shareholders

✓ Recognizes NEOs contributions to Company success and is a retention tool for our executives

Maximum number of shares issuable

✓ 7,000,000 common shares (representing 2.6 per cent of the 268,644,961 issued and outstanding common shares at Dec. 31, 2022)

✓ If a unit is expired, cancelled or terminated before being settled, or redeemed for cash on settlement (including Units redeemed with common shares purchased on the open market), then the common shares that were subject to the Unit but that were not issued pursuant to the settlement will, unless the Share Unit Plan has been terminated, become available for issuance, all within the maximum limitation stated above

Dividend Equivalents

✓ In the event dividends become payable on common shares, dividend equivalents shall be credited to each participant’s notional account in the form of additional PSUs and RSUs, as applicable, and such dividend equivalents shall vest on the same basis as the underlying units

Eligibility and participation

✓ In the case of PSUs and RSUs, officers and employees of TransAlta or its affiliates who, upon the advice of the CEO, are designated as participants by the Board, including the NEOs (but for clarity, non-employee directors are not eligible for PSUs and RSUs)

✓ In the case of DSUs, officers, employees and non-employee directors of TransAlta and its affiliates who the Board determines to be eligible

Performance period	✓ Three years for PSU grants (unless otherwise established by the Board); not applicable for RSUs or DSUs

Performance criteria	✓ The Board determines the applicable performance criteria and performance factor of the PSUs. The PSU payout range is between 0-2x

Vesting

✓ Three-year cliff vesting for PSU and RSU grants unless otherwise established by the Board. The Board may reduce or eliminate any restriction period in respect of an RSU or PSU from time to time and for any reason, including to circumstances involving the participant’s death or disability

Settlement of units

✓ The Board will determine the applicable settlement period for RSUs and PSUs. Except as otherwise provided in a grant agreement or any other provision of the Share Unit Plan, vested PSUs and RSUs will be settled as soon as practical following the vesting date, but prior to: (i) December 15 of the third calendar year following the earlier of (A) the date of grant of such PSU or RSU or (B) the applicable “service year”, if the Units are settled by cash or the purchase of common shares on the open market; (ii) 10 years from the date of grant if such Unit is settled by issuance of shares from treasury; or (iii) for participants who are US taxpayers, within 60 days following vesting

✓ Vested PSUs or RSUs are redeemable for common shares or a cash payment equal to the Market Value multiplied by the number of vested PSUs or RSUs in the participant’s notional account (net of any applicable taxes) or a combination thereof, in accordance with the grant agreement

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Share Unit Plan Summary

✓ Except where not permitted by law, the Company may specify that the amount to be paid to a participant in respect of PSUs and RSUs is to be applied towards the purchase of common shares on the open market. The cash value remaining after the purchase of the common shares will be paid to the participant on the settlement date. The Company will pay all brokerage commissions in connection with the purchase of the common shares

Cessation of entitlements on termination, death or disability

✓ If employment is terminated due to resignation without good reason or by TransAlta or one of its affiliates for cause (as defined in the Share Unit Plan), any unvested Units held by such participant will expire on the termination date, subject to the participant’s employment agreement, grant agreement and applicable employment standards legislation

✓ If the participant’s employment is terminated without cause or as a result of retirement, resignation for good reason, or death or disability, the participant will be issued common shares or paid the cash equivalent, or a combination thereof, equivalent to the value calculated by multiplying the number of non-vested PSUs and RSUs in the participant’s notional account by a fraction where the numerator is the number of months between the date of grant and the termination date and the denominator is the number of months between the date of grant and the date of vesting. In the case of PSUs, the performance factor in the applicable period between the date of grant and the termination date will also be applied to such payment

Participation limits

✓ When combined with all of the Company’s other security-based compensation arrangements, the aggregate number of common shares that may (i) be issued within any one-year period; or (ii) issuable to insiders at any time, may not exceed 10 per cent of the Company’s total issued and outstanding shares from time to time

✓ The total number of shares that may be acquired by any one participant under all of the Company’s security-based compensation arrangements shall not exceed five per cent of the outstanding number of common shares of the Company

✓ The total annual grant to any one non-employee director under all of the Company’s security-based compensation arrangements cannot exceed a grant value of $150,000 in total equity (and $100,000 in options)

Market value	✓ Five-day VWAP of the common shares on the TSX (or other stock exchange as applicable), on the applicable date

Change of control	If there is a Change of Control (as defined in the Share Unit Plan):

✓ All unvested Units then outstanding will be substituted with units of the surviving company or the potential successor (the “continuing entity”) on the same terms and conditions as the original Units

✓ If within 12 months of a change of control a participant who is an officer or employee is terminated without cause or the participant resigns from their employment for good reason, the vesting of all Units then held by the participant will be accelerated in full. For PSUs, the number of value, as applicable, of Units that vest will be calculated having regard to the pro rata achievement of any applicable performance criteria up to the termination date.

If the continuing entity fails to comply with the Share Unit Plan, the vesting of all then outstanding Units will, at the discretion of the Board, accelerate

Assignability	✓ Units granted under the Share Unit Plan are not transferable or assignable

Plan amendments

✓ The Board may suspend or terminate the Share Unit Plan at any time, or from time to time amend or revise the terms of the Share Unit Plan or of any Unit granted under the Share Unit Plan and any grant agreement or other agreement. However, no such suspension, termination, amendment or revision will be made: (i) except in compliance with applicable law and with the prior approval, if required, of the TSX, the NYSE or any other regulatory body having authority; and (ii) in the case of an amendment or revision, if it would materially adversely affect the rights of any participant, without the consent of the participant

88	TransAlta Corporation • 2023 Management Proxy Circular

Share Unit Plan Summary

✓ The Board has the discretion to make certain amendments, without having to obtain Shareholder approval, subject to the Share Unit Plan and any applicable rules of the TSX and the NYSE. Such amendments include: (i) amendments of a “housekeeping” or minor nature as may be required from time to time to correct typographical or other minor errors or to eliminate ambiguity in any provision; (ii) amendments necessary to comply with applicable laws, regulations, requirements, or rules of any applicable governmental or regulatory authority, the TSX or the NYSE; (iii) any amendment to the Share Unit Plan and any grant agreement to permit the conditional redemption of any Unit; (iv) any amendment to the vesting provisions of the Share Unit Plan or any Unit; (v) any amendment respecting DSUs for so long as DSUs are settled in cash only (and not shares); (vi) any amendment regarding the effect of termination of a participant’s employment, engagement, contract or office; or (vii) any other amendment that does not require the approval of Shareholders as described in the paragraph below

✓ Notwithstanding the foregoing, Shareholder approval will be required for: (i) increases to the maximum number of common shares reserved for issuance under the Share Unit Plan; (ii) amendments to the amendment and termination provisions of the Share Unit Plan; (iii) any amendment extending the term of a Unit or any rights pursuant thereto beyond the original date that such Unit would have expired; (iv) any cancellation and reissue of Units or substitution of Units with other awards that are more favourable to the participants; (v) changes to the eligibility criteria and participation limits applicable to non-employee directors; (vi) any amendment to the non-transferability provisions; (vii) any amendment to insider participation limits; (viii) any amendment the provisions providing for maximum grants of awards to non-employee directors; or (ix) any increase to the limit on the total number of shares that may be acquired by any one participant under all security-based compensation arrangements

PSUs

The PSU awards granted in 2020, for the 2020-2022 performance cycle, vested on Jan. 1, 2023. They had a grant price of $9.28 per unit, earned dividend equivalents and were share-settled at 242 per cent of their original grant value. Each of the following three metrics was equally weighted at 33.3 per cent:

Three-year Cumulative EBITDA	Strategic Asset Diversification and Strategic Outcomes	Relative TSR

Three-year cumulative EBITDA, consistent with TransAlta’s strategic focus on growth over this three-year performance period

Execution and delivery of management’s strategic priorities as set out in each year of the performance period, summarized as follows:

•  Secure the re-contracting of assets

•  Maintain our financial position to fund growth plans

•  Make substantive advancement on the Clean Electricity Growth Plan

•  Lead in ESG policy development

•  Deliver on our ED&I programs and culture strategy

•  The relative TSR metric was used to further align PSU performance results with the interests of Shareholders. Relative TSR ensures that management is rewarded for outperformance rather than general economic growth

•  The payout curve is consistent with market practice

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2020 - 2022 PSU Scorecard

Metric	Weight	Threshold	Target	Max	Result	Score

Payout Range		50%	100%	200%

Three-year cumulative EBITDA	33.3%	See table below			$3.84B	67%

Strategic asset diversification and strategic outcomes	33.3%	2020-2022 Board-Approved Metric			167%	55%

Relative TSR	33.3%	P25	P50	P85	P71	53%

2020-2022 PSU Scorecard Result						175%

The 3-year cumulative EBITDA metric is measured on a yearly basis with a final cumulative EBITDA result and score:

Year	Weight	Threshold	Target	Max	Result	% of Target Achieved	Score

Payout Range		50%	100%	200%

2020					$0.917B

2021					$1.286B

2022					$1.634B

2020-2022	100%	$3.30B	$3.45B	$3.75B	$3.84B	200%	67%

Cumulative EBITDA Result							67%

(1)

These results are as disclosed in TransAlta’s management’s discussion and analysis for the applicable year. EBITDA is a non-IFRS financial measure that does not have a standardized meaning under IFRS. Please see “Non-IFRS Measures” for additional information.

To properly assess management’s performance against the strategic metrics, the HRC considered the following factors in its review:

•	The state of TransAlta and the Alberta power market at the start of each year, as well as over the three-year period;
•	The strategic priorities of the management team at the start of each year;
•	Management’s accomplishments, balanced with setbacks, in each year, as well as over the three-year period; and
•	The final outcomes and impacts of our initiatives at the end of each year, as well as over the three-year period.

The HRC assessed the performance of each strategic goal over the performance period, resulting in a three-year average result of 167 per cent. Details of this assessment are shown below.

Assessment of 2020-2022 PSU Strategic Metrics

Highlights of the considerations relevant to the Company’s strategic asset diversification and strategic outcomes metric for 2022 are outlined in the management’s discussion and analysis. Key accomplishments are as follows:

Strategic Asset Diversification and Strategic Outcomes Accomplishments

Financial and Operational

Announced public offering of US Senior Green Bonds and released inaugural Green Bond framework

Multiple upward revisions of our financial position guidance after exceptionally strong annual financial performance

Delivered record-setting EBITDA and FCF of $1.63 billion and $961 million respectively. FCF delivered of $3.55 per share, 1.6x 2021 performance and 2.8x 2020 performance

Increased common share dividend by 10 per cent effective Jan. 1, 2023

Maintained BB+ credit rating with S&P and a robust balance sheet by executing ~$950 million of financing and maintained greater than $2 billion of consolidated liquidity through volatile markets and significant capital spend

Delivered exceptional operational performance with strong operational availability of units to supply power consistently to customers and during periods of significant grid demand

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Strategic Asset Diversification & Strategic Outcomes Accomplishments

Growth

Announced two new projects contributing between $44 million and $49 million of EBITDA under long term contracts for the next 15+ years:

• 200 MW renewable PPA and launch of Horizon Hill Wind Project

• Mount Keith transmission expansion project

Executed 30 MW long-term PPA at Garden Plain, which results in this project (announced in 2021) now being fully contracted

Added to development pipeline, including 374 MW of advanced stage development projects, along with 3,731-4,831 MW of projects in earlier stages of development. 1,980 MW of new projects were added in 2022

Executed PPA extension with NB Power and began construction to address foundation issues

Committed to $25 million investment in Energy Impact Partners Deep Decarbonization Frontier Fund

ESG

Recognized by MSCI with rating upgrade from BBB+ to A

Recognized by CDP with an industry leading score of A-

Published our first consolidated climate transition plan in line with TCFD

Progressed the second year of our five-year ED&I strategy

Initiated a three-year culture strategy to focus on improving our workplace culture and the employee experience

Executed strong, industry-leading safety performance throughout 2022

Debuted new company branding reflecting our commitment to a clean energy future which has bolstered our cultural transformation

Share Settlement of 2020-2022 PSU Awards

As noted above, the PSUs granted in 2020 had a grant price of $9.28, earned dividend equivalents and settled at 242 per cent of their original grant value. The PSU Performance Factor of 175 per cent was determined and approved by the Board based upon the established metrics for the three-year performance period. The table below shows the value each NEO received, calculated using a share price of $12.18, the five-day VWAP of our common shares on the TSX on the trading days preceding the release date of Feb. 23, 2023. PSUs were settled partly in cash to cover required tax and withholdings and the net amount was settled in common shares issued through treasury.

Name	2020 PSU Award (# of Units)		Dividend Equivalents		PSU Performance Factor		Five-day VWAP		Total Value

John Kousinioris	(74,084	+	3,866)	x	175%	x	$12.18	=	$1,660,838

Todd Stack	(31,486	+	1,643)	x	175%	x	$12.18	=	$705,855

Kerry O’Reilly Wilks	(34,079	+	1,778)	x	175%	x	$12.18	=	$763,979

Jane Fedoretz	(29,634	+	1,546)	x	175%	x	$12.18	=	$664,338

Aron Willis	(17,069	+	891)	x	175%	x	$12.18	=	$382,653

Mike Novelli(1)	(32,406	+	1,485)	x	100%	x	$12.11	=	$410,451

(1)

Mike Novelli joined TransAlta on May 19, 2020, and was issued a pro-rated LTI grant on his hire date with vesting at Jan. 1, 2023, consistent with the annual 2020 LTI vest date. His 2020 PSU vested before his termination date of Jan. 3, 2023, and was settled at a target performance factor of 100 per cent.

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RSUs

Share Settlement of 2020-2022 RSU Awards

The RSU awards granted for 2020 vested on Jan. 1, 2023. They had a grant price of $9.28 per unit, earned dividend equivalents and paid out at 137 per cent of their original grant value. The table below shows the value each NEO received, upon vesting of the 2020 RSU awards, calculated using a share price of $12.11, the five-day VWAP of our common shares on the TSX on the trading days preceding the release date of Jan. 6, 2023. RSUs were settled part in cash to cover required tax and withholdings and the net amount was settled in common shares issued through treasury.

Name	2020 RSU Award (# of Units)		Dividend Equivalents		Five-day VWAP		Total Value

John Kousinioris	(33,675	+	1,757)	x	$12.11	=	$429,099

Todd Stack	(14,312	+	747)	x	$12.11	=	$182,365

Kerry O’Reilly Wilks	(15,490	+	808)	x	$12.11	=	$197,382

Jane Fedoretz	(13,470	+	703)	x	$12.11	=	$171,635

Aron Willis	(7,759	+	405)	x	$12.11	=	$98,861

Mike Novelli(1)	(14,730	+	675)	x	$12.11	=	$186,569

(1)	Mike Novelli joined TransAlta on May 19, 2020, and was issued a pro-rated LTI grant on his hire date with vesting at Jan. 1, 2023, consistent with the annual 2020 LTI vest date.

Stock Options

All issued and outstanding Stock Options are governed by the terms of the Stock Option Plan. In 2022, no amendments were made to the Stock Option Plan or to any of the outstanding Stock Options.

The summary of the material terms of the Stock Options granted under the Stock Option Plan set out below is qualified in its entirety by reference to the full text of the Stock Option Plan, which can be found under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Stock Option Plan Summary

Primary purpose

✓  Encourage NEOs to promote the financial interests, growth and development of TransAlta through provision of stock options to acquire a proprietary interest in the Company

✓  Provide long-term “at-risk” compensation that helps ensure alignment with Shareholders in creating long-term Shareholder value

✓  Recognize NEOs contributions to Company success and serve as a retention tool for our executives

Maximum number of shares issuable

✓  14,500,000 common shares in the aggregate (representing 5.4% of the 268,644,961 issued and outstanding common shares at Dec. 31, 2022)

✓  As of Dec. 31, 2022, there were 3,040,811 options outstanding (representing approximately 1.1% of the issued and outstanding common shares) under the Stock Option Plan and 3,287,787 options are currently available for grant under the Stock Option Plan, representing approximately 1.2% of the issued and outstanding common shares (non-diluted)

✓  If a Stock Option is expired, terminated, ceases to be exercisable or is surrendered before being exercised or without having been exercised in full, then the common shares that were subject to the Stock Option but that were not issued pursuant to the exercise of the Stock Option will, unless the Stock Option Plan has been terminated, become available for issuance, all within the maximum limitation stated above

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Stock Option Plan Summary

Eligibility and participation	✓ Non-union employees of TransAlta or its affiliates who, upon the advice of the CEO, are designated as participants by the Board, including the NEOs

Maximum term	✓ Maximum ten years for executive and non-executive grants. The practice since 2010 has been to grant options with a seven-year term

Exercise Price

✓  Fixed by the Board when an option is granted, but such price shall not be less than the last sale price of the common shares on the TSX on the last business day prior to the day the Stock Option was granted

Vesting

✓  The Board has discretion to fix the vesting terms. Generally, Stock Options granted in 2022 and thereafter are subject to three-year graded vesting (three-year cliff vesting for grants made prior to 2022)

Exercise of stock options

✓  Vested Stock Options may be exercised by delivering to the Company: (i) a written notice of exercise, specifying the number of common shares with respect to which the Stock Option is being exercised and accompanied by payment in full of the purchase price of the common shares; or (ii) a written notice of cancellation in which the participant agrees that all of the rights relating to the number of Stock Options specified in the notice shall be exchanged and cancelled in exchange for the issuance of such number of common shares having an aggregate Fair Market Value equal to the excess of the Fair Market Value of the common shares subject to the cancelled Stock Option over the aggregate exercise price

✓  “Fair Market Value” means the five-day VWAP of the common shares on the TSX (or other stock exchange, as applicable) on the applicable date

Cessation of Entitlements on Termination, Death or Disability

✓  If employment is terminated due to death or if a participant dies after retirement without having fully exercised any then outstanding Stock Options, any unvested Stock Options will immediately vest and be exercisable until the earlier of: (a) one year after the termination date; and (b) the normal expiry date of the Stock Option

✓  If employment is terminated due to retirement, any unvested Stock Options will continue to vest in the ordinary course and all options will be exercisable until the earlier of: (a) thirty-six (36) months after the termination date; and (b) the normal expiry date of the Stock Option

✓  If the participant’s employment is terminated without cause, other than in the case of a retirement, the participant may continue to exercise any then outstanding vested Stock Options until the earlier of: (a) sixty (60) days following the termination date; and (b) the normal expiry date of the Stock Option

✓  If a participant’s employment is terminated with cause, any outstanding Stock Options will immediately expire on the termination date

Participation Limits

✓  When combined with all of the Company’s other security-based compensation arrangements, the aggregate number of common shares that may: (i) be issued within any one-year period; or (ii) be issuable to insiders at any time, may not exceed 10% of the Company’s total issued and outstanding shares from time to time

✓  The total number of common shares that may be acquired by any one participant under all of the Company’s security-based compensation arrangements shall not exceed 5% of the outstanding number of common shares of the Company at a particular time, less the number of common shares that have been issued pursuant to the exercise of Stock Options or the settlement of units pursuant to the Company’s 2021 Share Unit Plan in the previous year

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Stock Option Plan Summary

Change of control

If there is a Change of Control (as defined in the Stock Option Plan) the Board may:

✓ Cause any or all outstanding Stock Options to vest and be exercisable (either in whole or in part, either immediately or before the date of the change of control);

✓ Cancel any or all outstanding Stock Options in exchange for a substitute award; or

✓ Cancel any or all outstanding Stock Options in exchange for cash and/or other substitute consideration with a value equal to the number of common shares multiplied by the difference, if any, between the exercise price of the Stock Option and the closing share price on the TSX on the date of the change of control, provided that if the closing share price on the date of the change of control is not higher than the exercise price of the Stock Option then the Board may cancel that Stock Option without any payment

Assignability	✓ Options are not transferable or assignable during the participant’s lifetime but shall enure to the benefit of the participant’s executors or personal representatives upon death

Plan amendments

✓ The Board may amend the terms of the Stock Option Plan and any options previously granted under the Stock Option Plan, subject to the receipt of all necessary regulatory approvals and the approval of the applicable optionholder

✓ The Board has discretion to make immaterial amendments that it may deem necessary, without obtaining Shareholder approval, subject to the Stock Option Plan and any applicable rules of the TSX and the NYSE. Such amendments include: (i) amendments of a “housekeeping” or minor nature as may be required from time to time to correct typographical or other minor errors or to eliminate ambiguity in any provision; (ii) amendments necessary to comply with applicable laws, regulations, requirements, or rules of any applicable governmental or regulatory authority, the TSX or the NYSE; (iii) amendment to the vesting provisions of the Stock Options which does not entail an extension beyond the original expiry date; (iv) amendments to the termination provisions of Stock Options which does not entail an extension beyond the original expiry date; and (v) amendments to provisions on transferability to permit Stock Options to be transferred or assigned for normal estate settlement purposes

✓ Notwithstanding the foregoing, Shareholder approval will be required for: (i) increases to the maximum number of common shares reserved for issuance under the Stock Option Plan; (ii) amendments that grant additional powers to the Board to amend the Stock Option Plan or entitlements without shareholder approval; (iii) reduction in the exercise price of Stock Options or other entitlements or extension of the period during which an Option may be exercised beyond its original expiry date; (iv) amendments to the eligibility criteria and participation limits applicable to non-employee directors; and (v) amendments that would permit Stock Options (including amendments to allow participation of non-employee directors) to be transferred or assigned other than for normal estate settlement purposes

The Company monitors the outstanding number of options and common shares (dilution) and the number of options and units issued each year (burn rate). For further details regarding the number and percentage of outstanding units, please see “Equity Compensation Plan Information” on page 107.

Retirement Plans and Benefits

TransAlta provides retirement plans and benefits to our executives consistent with the plans offered to all employees of TransAlta. In addition, all NEOs and executives are eligible for a supplemental pension plan, additional life insurance, an automobile allowance, a perquisite allowance and Mr. Novelli received a family benefit allowance. These are further described in the “Retirement Plans, Benefits and Life Insurance” section of this circular.

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2022 CEO Realizable Pay Analysis

Alignment of pay with performance is one of the five pillars of TransAlta’s compensation philosophy as described on page 81. The following table and graph show the comparison of CEO target and realizable pay in total direct compensation over the prior two years, and further compares the CEO realizable performance returns to the value of Shareholder returns over the same period. All compensation relates to Mr. Kousinioris who assumed the role of CEO on April 1, 2021.

		Base Salary	AIC	PSUs	RSUs	Options	Total

2021	Target	$793,750	$754,688	$1,048,438	$476,563	$381,250	$3,454,688
	Realizable at 2022-12-31	$793,750	$1,396,172	$1,266,089	$575,493	$236,591	$4,268,094

2022	Target	$900,000	$900,000	$1,237,500	$562,500	$450,000	$4,050,000
	Realizable at 2022-12-31	$900,000	$1,521,000	$1,196,877	$544,031	$0	$4,161,908

(1)

Includes base salary as noted in CEO’s executive employment agreement, target short-term incentive award and the expected value of the long-term incentive award as of the date of the grant; CEO’s 2021 target pay is pro-rated based on his salary and incentive targets as Chief Operating Officer for three months with a salary of $625,000, AIC of 75 per cent and LTI of 200 per cent and nine months based on his promotion to President and CEO with a salary of $850,000, AIC of 100 per cent and LTI of 250 per cent.

(2)	Includes actual salary earned, actual AIC in respect of performance during the year and the realized and realizable value of LTI awards at Dec. 31, 2022.

The following table and graph show the realizable value for each $100 in target direct compensation for the CEO against the value of a $100 investment in common shares.

			Value of $100

	Target Direct Compensation	Realizable Compensation	Period(1)		CEO(2)	Shareholder

2021	$3,454,688	$4,268,094	2021/01/01	2022/12/31	$124	$129

2022	$4,050,000	$4,161,908	2022/01/01	2022/12/31	$103	$88

				Average	$113	$108

(1)	The first and last trading day of the specified period are used in the calculation if the first and last calendar day are not trading days.
(2)	Represents the realizable value achieved at the end of the period for $100 in target direct compensation.

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(1)	Represents the realized and realizable value to the CEO for each $100 in target direct compensation during the fiscal year indicated.
(2)	Represents the cumulative value of a $100 investment in common shares made on the first trading day of the period indicated, including reinvestment of dividends.

The following graph shows a three-year look back at CEO realizable pay and relative TSR performance against companies in our comparator group (see page 101). As shown by TransAlta’s positioning in the chart, there is a strong alignment between CEO pay and performance over a three-year period.

Realizable pay includes the three-year average of base salary, the three-year average of AIC paid, plus the estimated realizable value of LTI awards granted in the three-year period. The estimated realizable value of LTI awards equals the in-the-money value of stock options plus the current value of full value awards. We used 2019-2021 compensation figures for TransAlta (which includes compensation provided to our former President and CEO Ms. Farrell for 2019 and 2020 and to our current President and CEO Mr. Kousinioris for 2021) and 2019-2021 compensation data for the peer companies in our comparator group, as disclosed publicly in their proxy circulars.

96	TransAlta Corporation • 2023 Management Proxy Circular

2022 Share Performance and Executive Pay

The graph and table below show the total return of $100 invested in TransAlta common shares on Dec. 31, 2017, and assumes reinvestment of dividends, compared to a similar investment in the S&P/TSX Composite Index over the same period. Also included are the average annual total compensation levels for the NEOs (as reported in the Summary Compensation Table in prior years). Although TransAlta’s share price dipped at the end of 2018, it made a quick recovery and realized growth over the following years with a slight reduction alongside the entire market in 2022 closing at $12.11 on the S&P/TSX Composite Index on Dec. 31, 2022. The decrease in annual average of NEO compensation reported in 2022 is due to the change in NEOs, notably with TransAlta’s long-tenured former CEO Ms. Farrell retiring in 2021, and Mr. Novelli ceasing to be an executive officer during the year, which resulted in adding Mr. Willis as a NEO in 2022. As the chart shows, TransAlta’s stock has performed considerably better than S&P/TSX Composite Index in the past five years and the NEOs at the company have been compensated for performance in alignment with share price performance. This is despite the extreme volatility in the market in the past few years caused, in part, by the global pandemic.

(at December 31)	2017	2018	2019	2020	2021	2022

TransAlta	$100	$77	$130	$138	$203	$178

S&P/TSX Composite Index	$100	$91	$112	$118	$148	$139

Annual average of NEO compensation as reported in the Summary Compensation Table	$3,032,575	$2,838,115	$3,055,219	$3,043,104	$3,676,037	$2,412,696

NEOs:

2018:	Dawn Farrell, Donald Tremblay, Christophe Dehout, Brett Gellner, John Kousinioris and Wayne Collins.
2019:	Dawn Farrell, Todd Stack, Christophe Dehout, John Kousinioris, Brett Gellner and Dawn de Lima.
2020:	Dawn Farrell, Todd Stack, John Kousinioris, Brett Gellner and Kerry O’Reilly Wilks.
2021:	John Kousinioris, Todd Stack, Mike Novelli, Kerry O’Reilly Wilks, Jane Fedoretz and Dawn Farrell.
2022:	John Kousinioris, Todd Stack, Kerry O’Reilly Wilks, Jane Fedoretz, Aron Willis and Mike Novelli.

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Compensation Governance

We are committed to good compensation governance that promotes the long-term interests of Shareholders. The Board has delegated governance of the Company’s human resource policies and practices to the HRC. Based on an annual risk review conducted by the HRC, the Board believes that our executive compensation program does not raise TransAlta’s risk profile.

The annual risk review considers our major risks (equipment/maintenance, capital investments, long-term contracting, market competition and pricing, energy marketing, growth opportunities, construction and regulatory impact), as well as our compensation philosophy, pay mix, incentive plans and performance measures, stock-based compensation and our share ownership requirements. The mix of these items, their overall balance and the caps embedded in our incentive plans are also part of the review.

Compensation Governance and Risk Management

The following table highlights our governance and risk management best practices:

What we do	Risk mitigation	Pay for performance	Effective oversight	Shareholder alignment	Attract and retain

Maintain a pay-for-performance philosophy in which most executive compensation is “at-risk” and is based on performance against pre-defined metrics that reflect our strategic priorities		✓	✓	✓	✓

Incorporate risk management principles into all decision-making processes and ensure our compensation programs do not encourage inappropriate or excessive risk-taking	✓		✓	✓

Establish expenditure authority limits for different levels in the organization and any expenditures, new investment programs or projects to be undertaken must be reviewed by a four-member investment committee

	✓		✓

Clawback policy (refer to page 86 for additional details) provides for the reimbursement of variable incentive compensation in cases where an executive has engaged in wrongdoing, irrespective of whether there was a restatement of financial statements

	✓		✓	✓

Anti-hedging policy prohibits executives and directors from speculative trading in our shares. Insiders are prohibited from:

•  Directly or indirectly short selling securities of TransAlta or any of its affiliates where they do not own the underlying security;

•  Directly or indirectly selling a call or buying a put on our securities or any securities of our affiliates; and

•  Purchasing financial instruments or engaging in a monetization transaction or other hedging procedure designed to reduce or offset a decrease in the market value of TransAlta securities held by an insider, either directly or indirectly

	✓		✓	✓

Maintain an HRC of independent directors who have the necessary skills, knowledge and experience to carry out their responsibilities effectively	✓		✓		✓

Require the HRC to retain an independent advisor	✓		✓		✓

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What we do	Risk mitigation	Pay for performance	Effective oversight	Shareholder alignment	Attract and retain

Cap performance factors and payouts under both the AIC Plan and PSUs at 200 per cent to avoid excessive risk-taking	✓	✓	✓

Allow executives to convert a portion of their annual bonus to DSUs	✓	✓		✓	✓

Annually review our executive compensation program to ensure continued regulatory compliance and alignment with Shareholder interests and sound risk management and governance principles	✓		✓	✓

Set annual targets for the annual and long-term incentive awards within our risk profile and provide sufficient incentive for our executives to achieve the corporate objectives	✓	✓		✓	✓

Maintain overlapping performance periods for PSU awards	✓	✓		✓

Benchmark executive compensation and our incentive plans against peer companies similar to TransAlta		✓	✓	✓	✓

Maintain codes of conduct for our employees, officers and directors to ensure we protect TransAlta’s assets and act ethically and responsibly in everything we do	✓		✓	✓	✓

Restrict insiders and others who have a special relationship with TransAlta from trading our securities on material undisclosed information or during blackout periods under our insider trading policy and reporting guidelines. Insiders must pre-clear transactions before carrying out a trade in our securities

	✓		✓	✓

What we don’t do	Risk mitigation	Pay for performance	Effective oversight	Shareholder alignment	Attract and retain

No payouts of incentive awards when performance is below threshold		✓	✓	✓

No guaranteed increases in compensation in executive employment agreements	✓	✓		✓

No re-pricing, backdating or exchanges of stock options or other long-term incentive awards	✓	✓	✓	✓

No gross-up of executive compensation, including perquisites or incentive awards, to account for withholding of taxes	✓

No counting of PSUs or unvested or unexercised stock options toward share ownership requirements	✓			✓

No single-trigger change of control provisions in employment agreements	✓		✓	✓

No hedging of TransAlta securities	✓		✓	✓

No granting of loans to directors or executives	✓		✓	✓

No granting of stock options to independent directors	✓		✓	✓

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All members of the HRC are independent and their average tenure is less than five years. The skills and experience of HRC members as at Dec. 31, 2022 are noted below:

Key Skills and Experience	Number of Committee Members With Specific Skills or Experience(1)

Accounting, Finance and Tax	1 of 4

Engineering and Technical	0 of 4

Government Affairs	1 of 4

Legal and Regulatory	2 of 4

HR/Compensation	2 of 4

Risk Management	2 of 4

Electric Energy/Utility	1 of 4

Technology/Telecommunications	1 of 4

International Operations	1 of 4

Environment/Climate Change	2 of 4

M&A/Organizational Change	3 of 4

(1)

Represents the top four competencies of each member of the HRC as identified by such member (the top four competencies are not exclusive and members may hold expertise in an area that is not identified as one of their top four competencies). Ms. Park ceased to be a member of the Board and HRC on Sept. 30, 2022. Mr. Pinney ceased to be Chair of the HRC and Ms. Sharman was appointed Chair of the HRC on May 7, 2022.

Independent Advice

The HRC has retained Farient since July 2018 to provide independent advice regarding TransAlta’s compensation strategy and program and to advise on all matters related to executive compensation. The HRC considers the following factors in evaluating the independence of an advisor:

•	Any business or personal relationship between a member of the HRC or TransAlta’s executive team and the advisor;
•	The scope, if any, of other services provided by the advisor to TransAlta; and
•	The policies and procedures of the advisor that are designed to prevent conflicts of interest.

The HRC confirms the independence of its advisor, Farient, every year and reviews whether the work provided raises any conflicts of interest. The Board and the HRC pre-approve any services performed by Farient and any affiliates for the Company. Annually, the HRC reviews and assesses the performance of its advisor in camera without management present.

In 2022, Farient provided an assessment and recommendation to the HRC regarding updates to the executive compensation peer group, performed the annual compensation risk assessment of TransAlta’s executive and non-executive incentive compensation plans to assess for any risks inherent in the design or operation of the plans and assessed TransAlta’s proposed 2023 incentive plan metrics, targets and ranges for suitability, historical relative performance and investor expectations. Farient also provided analysis and recommendations on CEO and CFO compensation levels based on the 50th percentile of the executive compensation peer group and annually reviews the CD&A materials included in any management proxy circular.

Since 2019, management has retained Mercer on a fee-for-service basis for executive compensation work. Management approves Mercer’s advisory services and fees on an annual basis. In 2022, Mercer provided input to the executive compensation peer group analysis, provided analytics on market pay levels for all executives and provided management input to best practice in executive compensation disclosures.

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The table below shows the fees, in Canadian dollars, paid in 2021 and 2022 to the HRC’s independent external compensation advisor, Farient, for executive compensation-related work.

Executive Compensation-related Fees	2022	2021

Farient(1)	$138,990	$164,401

All Other Fees

Farient(1)	$0	$0

Total	$138,990	$164,401

(1)

Farient fees were invoiced in US dollars and are converted to Canadian dollars in the above chart, calculated using the average annual foreign exchange rate of US$1 = C$1.25371 for 2021 and a foreign exchange rate of US$1 = C$1.30136 for 2022.

Benchmarking Executive Compensation

Target compensation is set at the 50th percentile of an industry comparator group using market data collected by external independent consulting firms. The HRC reviews the compensation data to determine the competitiveness of base pay, incentive pay and plan design and overall compensation levels relative to our compensation strategy.

The data includes a cross-section of Canadian and US companies in the energy industry that have a similar business model and revenue size and companies with which we compete for executive talent.

Total compensation is benchmarked to similar roles in the comparator group, and total target compensation is set within a competitive range (+/-20 per cent) of the median of the group. For US companies, we assume a nominal exchange rate to remove the effects of exchange rate fluctuations.

In July 2022, the HRC approved the addition of Vistra Corp., Atlantica Sustainable Infrastructure and Ormat Technologies to the industry comparator group, and the removal of Inter Pipeline Ltd., Pinnacle West Capital, Alliant Energy Corp., OGE Energy Corp., Black Hills Corp. and Avista Utilities. In addition, the HRC approved combining the Canadian and US-based companies into a single peer group for simplicity and consistency with the majority of our peers. The approved changes resulted in an overall reduction of our peer group from twenty-two to nineteen and an improvement in our revenue percentile ranking.

TransAlta’s 2023 executive compensation comparator group will include:

Canadian-based and US-based Companies (no weighting)

Algonquin Power & Utilities Corp.	Clearway Energy, Inc.	Pembina Pipeline Corp.

AltaGas Ltd.	Emera Inc.	PNM Resources Inc.

ATCO Ltd.	Fortis Inc.	Portland General Electric

Atlantica Sustainable Infrastructure	Innergex Renewable Energy	TC Energy Corporation

Boralex Inc.	Keyera Corp.	Vistra Corp.

Brookfield Renewable Partners L.P.	Northland Power Inc.

Capital Power Corp.	Ormat Technologies

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Disciplined Decision-Making Process

Compensation program design and decision-making involves senior management, the HRC and the Board with the benefit of advice from the Board’s external independent compensation advisor.

Reviews and analyzes current compensation strategy	Reviews management’s recommendations	Considers recommendations from the HRC, its advisors and management

Reviews input from the HRC’s independent compensation advisor	Considers comparative data, benchmarking and the advice of its independent compensation advisor	Considers corporate objectives and strategy

Reviews peer corporation compensation strategies and provides recommendations to the HRC	Reviews the design and metrics for the short- and long-term incentive plans to make sure they align with strategic priorities	Reviews the current market conditions

	Reviews stress testing and back testing of the factors that make up the annual corporate budget and different scenarios under the incentive plans to make sure the targets and any proposed changes result in the intended outcomes	Reviews Company performance and makes its final decisions regarding the CEO’s compensation and all equity compensation awards

	Evaluates the Company’s and management’s performance at the end of the year and makes compensation recommendations to the Board	Exercises discretion sparingly and in extraordinary circumstances where unforeseen circumstances cause formula-driven compensation decisions to be inappropriate, including: one-time circumstances out of management’s control, such as major regulatory changes; changes to the strategic direction of the Company; and unanticipated and exceptional impacts to the peer group that, in turn, affect the calculation of comparative results. No discretion was exercised in 2022

NEO Share Ownership

In our view, executives and Board members must have a meaningful equity stake in the Company to align their long-term interests with those of our Shareholders. To support share ownership, TransAlta has share ownership guidelines in place that require our NEOs to hold common shares of TransAlta equal to a specified multiple of their salary, as noted in the table below.

The Board and the HRC will consider all relevant factors and take an appropriate course of action to uphold the efficacy of the guidelines. The HRC reviews our share ownership requirements annually to ensure consistency with market practice.

Ownership requirements vary by level, and NEOs and other executives must meet the required level of share ownership within a reasonable period. Unvested PSUs and stock options are not counted towards meeting the guidelines of equity ownership since they are considered “at-risk” pay. RSUs and DSUs are included since

102	TransAlta Corporation • 2023 Management Proxy Circular

there is an implied guaranteed payout upon vesting and we consider them as part of the ownership requirements up front. In 2020, we commenced share settling for both PSUs and RSUs (after applicable withholding taxes). Pursuant to the share ownership requirements, the NEOs and other executives may not sell their common shares until they have met their respective share ownership guidelines.

The following table shows the share ownership for each NEO, using the 20-day VWAP for the 20 trading days before and including Dec. 31, 2022, of $12.57:

Name	Ownership Requirement (Multiple of Base Pay)	Number of Equity Securities Required	Current Holdings	Value of Current Holdings	Current Multiple of Holdings	Compliance With Policy	Hold Period After Leaving TransAlta

John Kousinioris	5x	357,995	429,539	$5,399,305	6.00x	Yes	1 year

Todd Stack	3x	119,332	136,546	$1,716,379	3.43x	Yes	—

Kerry O’Reilly Wilks	3x	115,752	123,790	$1,556,040	3.21x	Yes	—

Jane Fedoretz	3x	115,752	108,693	$1,366,271	2.82x	On track(1)	—

Aron Willis	3x	89,499	120,032	$1,508,802	4.02x	Yes	—

Mike Novelli	3x	118,138	83,349	$1,047,697	2.12x	On track(1)(2)	—

(1)	On track to meet guidelines within a reasonable time frame given LTI grant target levels and share divestment restrictions.
(2)	Mr. Novelli resigned on Jan. 3, 2023, and has no hold period after leaving TransAlta.

Total Value of Equity Holdings at Year-End

Name	Shares	RSUs	DSUs	Total

John Kousinioris	$3,658,976	$1,599,780	$140,549	$5,399,305

Todd Stack	$1,002,344	$625,911	$88,124	$1,716,379

Kerry O’Reilly Wilks	$940,236	$615,804	—	$1,556,040

Jane Fedoretz	$777,077	$589,194	—	$1,366,271

Aron Willis	$1,148,709	$360,093	—	$1,508,802

Mike Novelli	$431,830	$615,867	—	$1,047,697

We valued the equity holdings using $12.57 per common share, the 20-day VWAP of our common shares on the TSX for the 20 trading days before and including Dec. 31, 2022. RSU values include unvested RSUs that have not yet been paid. All RSUs and DSUs include additional units received as dividend equivalents according to the terms of the plan. PSUs and stock options are not included as part of the total value of equity holdings as neither incentive vehicle is used towards meeting share ownership guidelines.

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2022 Executive Compensation Details

Summary Compensation Table

The table below sets out the annual compensation received by our NEOs for our financial years ending Dec. 31, 2022, 2021 and 2020:

Name and Principal Position	Year	Salary	Share- based Awards	Option- based Awards	Non-equity Incentive Plan Compensation - Annual Incentive Plan		Pension Value	All Other Compensation	Total Compensation

John Kousinioris(1) President and Chief Executive Officer	2022	$900,000	$1,800,000	$450,000	$1,521,000		$1,057,302	$90,031	$5,818,333
	2021	$793,750	$1,525,000	$381,250	$1,396,172	(2)	$2,371,145	$42,371	$6,509,688
	2020	$625,000	$1,000,000	$250,000	$632,813		$422,500	$32,147	$2,962,460

Todd Stack EVP, Finance and Chief Financial Officer	2022	$500,000	$600,000	$150,000	$591,500		$59,875	$34,139	$1,935,514
	2021	$500,000	$600,000	$150,000	$647,500		$45,081	$33,139	$1,975,720
	2020	$425,000	$425,000	$106,250	$401,625		$37,213	$33,734	$1,428,822

Kerry O’Reilly Wilks EVP, Legal, Commercial and External Affairs	2022	$485,000	$582,000	$145,500	$573,755		$56,460	$32,160	$1,874,875
	2021	$460,000	$552,000	$138,000	$595,700		$44,735	$33,940	$1,824,375
	2020	$460,000	$460,000	$115,000	$434,700		$47,150	$61,425	$1,578,275

Jane Fedoretz EVP, People, Talent and Transformation	2022	$485,000	$582,000	$145,500	$573,755		$56,460	$31,779	$1,874,494
	2021	$460,000	$552,000	$138,000	$595,700		$41,900	$30,779	$1,818,379
	2020	$400,000	$400,000	$100,000	$378,000		$37,667	$38,471	$1,354,138

Aron Willis(3) EVP, Growth	2022	$375,000	$375,000	$93,750	$443,625		$41,426	$29,246	$1,358,047
	2021	$373,417	$362,950	$90,738	$453,515		$35,681	$28,246	$1,344,547
	2020	$360,000	$230,400	$57,600	$340,200		$35,128	$28,246	$1,051,575

Mike Novelli(4) EVP, Generation	2022	$486,606	$594,000	$148,500	$259,423		$64,092	$62,291	$1,614,912
	2021	$475,000	$570,000	$142,500	$615,125		$37,287	$312,028	$2,151,940
	2020	$286,499	$353,525	$88,381	$270,742		$13,477	$477,770	$1,490,393

(1)	Mr. Kousinioris’ salary in 2021 is reflective of his salary earned as Chief Operating Officer and President and Chief Executive Officer.
(2)

Mr. Kousinioris elected to receive 10 per cent of his 2021 AIC in the form of DSUs. $1,256,555 was received in cash and $139,617 was received in DSUs. Mr. Kousinioris elected to receive 10 per cent of his 2022 AIC in the form of DSUs. $1,368,900 was received in cash and $152,100 was received in DSUs.

(3)	Mr. Willis’ salary and LTI awards in 2021 are reflective of his salary earned as SVP, Growth and promotion to EVP, Growth on Feb. 9, 2021.
(4)

Mr. Novelli’s salary in 2020 is reflective of his time in the US paid in US dollars before his move to Canada and was converted at an average 2020 foreign exchange rate of US$1 = C$1.34131. Mr. Novelli’s 2021 “all other compensation” includes a sign-on bonus paid partially in cash and partially in shares, car allowance and relocation and family benefits allowance. Mr. Novelli’s salary in 2022 is reflective of his time in Canada paid in Canadian dollars before his move back to the US and was converted at an average 2022 foreign exchange rate from May to December of US$1 = C$1.31941.

Definitions and Considerations

Salary increases

•

2022: Mr. Kousinioris’ salary increased from $850,000 to $900,000. Mr. Novelli’s salary increased from $475,000 to $495,000. Ms. O’Reilly Wilks’ salary and Ms. Fedoretz’s salaries increased from $460,000 to $485,000.

•

2021: Mr. Kousinioris’ salary increased from $625,000 to $850,000 upon his promotion to President and CEO. Mr. Stack’s salary increased from $425,000 to $500,000, Ms. Fedoretz’s salary increased from $400,000 to $460,000 and Mr. Willis’ salary increased from $360,000 to $375,000 upon his promotion to EVP, Growth.

•	2020: No salary increases provided.

Share-based awards

Total grant date fair value of RSUs and PSUs awarded under the long-term incentive plan.

•	2022: Grants made on Mar. 14, 2022, using the $12.67 5-day VWAP of our common shares on the TSX on the last five trading days preceding the grant date.

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•	2021: Grants made on Jan. 1, 2021, using the $9.67 closing share price of our common shares on the TSX on the last trading day before the grant date.
•	2020: Grants made on Jan. 1, 2020, using the $9.28 closing share price of our common shares on the TSX on the last trading day before the grant date.

This method of determining the award value is in accordance with the Share Unit Plan and is approved by the HRC or the Board, as applicable.

Option-based awards

Total grant date fair value of stock options granted under the long-term incentive plan. To align with market best practice, we use the Black-Scholes Valuation method to value option awards and determine the number of options to be granted. The table below shows the assumptions used to calculate the grant date fair value of the 2022, 2021 and 2020 awards:

	Grant Date	Exercise Price	Risk-free Rate	Dividend Yield	Value per Option	Option Value as (%) of Grant Price(1)

2022	14-Mar-22	$12.67	1.73%	1.58%	$3.92	31%

2021	01-Jan-21	$9.67	0.48%	1.76%	$2.69	28%

2020	01-Jan-20	$9.28	1.68%	1.72%	$2.42	26%

(1)

If the calculated option value is below 12 per cent of our common share price at the time of grant, we will use a fixed option value of 12 per cent of the common share price. This feature is to ensure we do not grant an inappropriate number of options during a period of extreme share price volatility.

Non-equity incentive plans

Cash bonuses for annual performance represent payments made under the AIC program and any other cash bonus payments, if applicable.

Pension value

Sum of the compensatory amounts related to the defined benefit or defined contribution pension plan as applicable and the supplemental pension plan.

All other compensation

Amounts are for car allowances and annual perquisite allowances. These amounts also include the cost of additional life insurance over and above the Company’s standard benefits package. For 2022, Mr. Novelli received a $15,631 family benefit allowance.

The additional life insurance amounts for each NEO are listed below:

Name	2022	2021	2020

John Kousinioris	$18,531	$13,371	$6,147

Todd Stack	$7,139	$7,139	$7,734

Kerry O’Reilly Wilks	$5,160	$5,160	$5,160

Jane Fedoretz	$4,779	$4,779	$4,779

Aron Willis	$2,246	$2,246	$2,246

Mike Novelli(1)	$8,288	$5,936	—

(1)

Mr. Novelli’s life insurance amount in 2022 includes $2,374 paid during his time in Canada and $5,914 paid during his time in the US converted at an average 2022 foreign exchange rate of US$1 = C$1.31941.

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Incentive Plan Awards

Outstanding Option and Share Awards

The table below shows all outstanding equity-based compensation granted to the NEOs as at Dec. 31, 2022:

Name	Grant Date	Option-based Awards				Share-based Awards
		Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the- money Options(1)	Number of Shares or Units of Shares That Have Not Vested(2)			Market or Payout Value of Share-based Awards That Have Not Vested(3)			Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed(4)
						PSUs	RSUs	DSUs	PSUs	RSUs	DSUs

John Kousinioris	03/15/2022	—	—	—	—	—	—	—	—	—	—	$134,399
	03/14/2022	114,760	$12.67	01/01/2029	$0	98,401	44,728	—	$1,182,780	$537,631	—	—
	06/14/2021	36,793	$11.84	01/01/2028	$6,623	31,048	14,113	—	$373,197	$169,638	—	—
	01/01/2021	92,891	$9.67	01/01/2028	$218,294	72,949	33,159	—	$876,847	$398,571	—	—
	01/01/2020	103,445	$9.28	01/01/2027	$283,439	135,791	35,270	—	$1,632,208	$423,945	—	—
	01/01/2019	145,179	$5.59	01/01/2026	$933,501	—	—	—	—	—	—	—
	01/01/2018	69,982	$7.45	01/01/2025	$319,818	—	—	—	—	—	—	—
	03/07/2017	76,941	$7.25	03/07/2024	$367,009	—	—	—	—	—	—	—

Total		639,991			$2,128,684	338,189	127,270	—	$4,065,032	$1,529,785	—	$134,399

Todd Stack	03/14/2022	38,253	$12.67	01/01/2029	$0	32,800	14,909	—	$394,256	$179,206	—	—
	01/01/2021	55,734	$9.67	01/01/2028	$130,975	43,769	19,895	—	$526,103	$239,138	—	—
	01/01/2020	43,964	$9.28	01/01/2027	$120,461	57,711	14,989	—	$693,686	$180,168	—	—
	05/21/2019	24,993	$8.80	05/21/2026	$80,477	—	—	—	—	—	—	—
	03/17/2016	—	—	—	—	—	—	—	—	—	—	$45,889
	03/31/2015	—	—	—	—	—	—	—	—	—	—	$38,380

Total		162,944			$331,913	134,280	49,793	—	$1,614,045	$598,512	—	$84,269

Kerry O’Reilly Wilks	03/14/2022	37,105	$12.67	01/01/2029	$0	31,816	14,462	—	$382,428	$173,833	—	—
	01/01/2021	51,276	$9.67	01/01/2028	$120,499	40,267	18,303	—	$484,009	$220,002	—	—
	01/01/2020	47,584	$9.28	01/01/2027	$130,380	62,464	16,224	—	$750,817	$195,012	—	—

Total		135,965			$250,879	134,547	48,989	—	$1,617,254	$588,847	—	—

Jane Fedoretz	03/14/2022	37,105	$12.67	01/01/2029	$0	31,816	14,462	—	$382,428	$173,833	—	—
	01/01/2021	51,276	$9.67	01/01/2028	$120,499	40,267	18,303	—	$484,009	$220,002	—	—
	01/01/2020	41,378	$9.28	01/01/2027	$113,376	54,316	14,108	—	$652,878	$169,578	—	—

Total		129,759			$233,875	126,399	46,873	—	$1,519,315	$563,413	—	—

Aron Willis	03/14/2022	23,908	$12.67	01/01/2029	$0	20,500	9,318	—	$246,410	$112,002	—	—
	06/14/2021	9,289	$11.84	01/01/2028	$1,672	7,839	3,563	—	$94,225	$42,827	—	—
	01/01/2021	21,402	$9.67	01/01/2028	$50,295	16,807	7,639	—	$202,020	$91,821	—	—
	01/01/2020	23,833	$9.28	01/01/2027	$65,302	31,286	8,126	—	$376,058	$97,675	—	—
	01/01/2019	48,477	$5.59	01/01/2026	$311,707	—	—	—	—	—	—	—
	01/01/2018	32,248	$7.45	01/01/2025	$147,373	—	—	—	—	—	—	—
	03/07/2017	35,454	$7.25	03/07/2024	$169,116	—	—	—	—	—	—	—

Total		194,611			$745,465	76,432	28,646	—	$918,713	$344,325	—	—

Mike Novelli(5)	03/14/2022	37,870	$12.67	01/01/2029	$0	32,472	14,760	—	$390,313	$177,415	—	—
	01/01/2021	52,948	$9.67	01/01/2028	$124,428	41,580	18,900	—	$499,792	$227,178	—	—
	05/19/2020	47,081	$7.50	01/01/2027	$212,806	33,736	15,334	—	$405,507	$184,315	—	—

Total		137,899			$337,234	107,788	48,994	—	$1,295,612	$588,908	—	—

Total		1,401,169			$4,028,050	917,635	350,565	—	$11,029,971	$4,213,790	—	$218,668

(1)

The value of unexercised in-the-money options equals the difference between the five-day VWAP of our common shares on the TSX on Dec. 31, 2022 ($12.02), and the option exercise price multiplied by the number of outstanding vested and unvested stock options.

(2)	The number of unvested RSUs and PSUs outstanding, including dividend equivalents, as of Dec. 31, 2022.
(3)

Calculated using $12.02, the five-day VWAP of our common shares on the TSX on Dec. 31, 2022. PSUs granted in 2021 and 2022 assume a performance factor of 100 per cent. The values for PSUs granted in 2020 reflect a PSU performance factor of 175 per cent except for Mr. Novelli who received his 2020 PSUs at target performance.

(4)

TransAlta’s Officer DSUs vest immediately upon grant, but are not payable until termination of employment as per the terms of the Share Unit Plan. Mr. Kousinioris was granted 11,181 units on March 15, 2022, and Mr. Stack was granted 3,818 units on March 17, 2016, and 3,193 units on March 31, 2015.

(5)

Mr. Novelli resigned effective Jan. 3, 2023. His 2020 RSUs and his 2020 PSUs settled at target performance in the first week of January 2023. All of his unvested RSUs, PSUs and stock options forfeited as of his resignation date.

106	TransAlta Corporation • 2023 Management Proxy Circular

Value Vested During the Year

The table below includes the amount of variable compensation that vested in 2022, including payments the CEO and other NEOs received in 2022 as a result of vested 2019 PSUs and RSUs, and cash AIC bonuses paid on March 15, 2023, for the 2022 performance year:

Name	Option-based Awards — Value Vested During the Year	Share-based Awards — Value Vested During the Year	Non-equity Incentive Plan Compensation — Value Earned During the Year

John Kousinioris	$1,228,219	$2,656,302	$1,521,000	(1)

Todd Stack	$140,715	$1,062,445	$591,500

Kerry O’Reilly Wilks	$818,813	$1,801,596	$573,755

Jane Fedoretz	$712,011	$1,502,458	$573,755

Aron Willis	$410,118	$809,992	$443,625

Mike Novelli	—	—	$259,423

(1)	This amount includes the portion of Mr. Kousinioris’ annual bonus incentive that was paid in cash and the portion that he elected to receive in DSUs.

RSUs granted on Jan. 1, 2019, vested on Jan. 1, 2022, and were paid out on Jan. 26, 2022. PSUs granted on Jan. 1, 2019, vested on Jan. 1, 2022, and were paid out on March 15, 2022, at 166 per cent of their grant value. During 2022, our adjusted EBITDA composition was amended as described in the management’s discussion and analysis, resulting in a re-calculation of the PSU score from 166% to 169%, an increase of 3%. The share-based awards - value vested during the year in this table is inclusive of this adjustment. Amounts under non-equity incentive plans include the AIC under the AIC plan as disclosed in the Summary Compensation Table.

Equity Compensation Plan Information

The Board, on the recommendation of the HRC, approves PSU, RSU and stock option awards. PSUs, RSUs and options may be granted to employees designated by the Board and are priced according to the provisions of the Share Unit Plan and the Stock Option Plan. The Share Unit Plan currently provides for a maximum aggregate of 7,000,000 common shares issuable under the Share Unit Plan, and the Stock Option Plan currently provides for a maximum aggregate of 14,500,000 common shares issuable under the Stock Option Plan.

TransAlta Corporation • 2023 Management Proxy Circular	107

The table below shows the shares available under the Company’s Share Unit Plan and Stock Option Plan as of Dec. 31, 2022.

As at Dec. 31, 2022	Common Shares Issuable on the Exercise of Currently Issued and Outstanding Options, RSUs and PSUs (a)	Common Shares Previously Issued on Exercise of Options, RSUs and PSUs (b)	Total Number of Common Shares Available for Issuance on the Exercise of Options, RSUs and PSUs (c)	Options, RSUs and PSUs Available for Future Grant Based on Common Shares Available for Issuance = (c) - (a) - (b)

Plans approved by security holders:

Stock Option Plan	3,040,811	8,171,402	14,500,000	3,287,787

Share Unit Plan	4,593,981	914,765	7,000,000	1,491,254

	As of Dec. 31, 2022	As of Dec. 31, 2021	As of Dec. 31, 2020

Current Dilution

Stock Option Plan	1.12%	1.19%	1.45%

Share Unit Plan(1)	1.70%	1.70%	—%

Burn rate

Stock Option Plan	0.13%	0.26%	0.27%

Share Unit Plan(2)	0.61%	0.54%	0.67%

Number of options granted in applicable year	343,298	704,395	740,846

Number of PSUs and RSUs granted in applicable year	1,639,814	1,447,750	1,849,215

Weighted average number of securities outstanding(3)	270,833,859	270,539,137	274,622,582

(1)	RSUs and PSUs were cash-settled before 2021, resulting in no dilution before 2021.
(2)

While RSUs and PSUs could not be settled in common shares from treasury prior to the 2021 amendments of the Share Unit Plan, we have provided the annual historical burn rate information for context. RSUs and PSUs can now be settled in common shares from treasury under the terms of the Share Unit Plan. PSUs have a performance factor that will result in a PSU payout between 0-2x.

(3)

The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period.

Retirement Plans, Benefits and Life Insurance

Retirement Plans

All employees, including NEOs and executives, participate in a defined contribution plan (“DC Plan”) registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta).

NEOs and executives hired before Jan. 1, 2016, also participate in a supplemental pension plan (“SPP”), which is a defined benefit, non-registered plan. Those hired after Jan. 1, 2016, participate in a defined contribution (“DC SPP”), non-registered SPP.

Defined Contribution Plan

We contribute five per cent of employees’ pensionable earnings, defined as 100 per cent of base pay and AIC, to the plan. Contributions are deposited to participants’ accounts and invested according to their instructions. Effective Jan. 1, 2022, the Company introduced an additional employer matching contribution of up to three per cent, contingent upon on an employee’s voluntary contribution.

Participants are eligible to retire after age 55. They must transfer their account balance (contributions and investment earnings) to an annuity or a life income fund to receive their retirement payments. If a participant

108	TransAlta Corporation • 2023 Management Proxy Circular

retires from TransAlta but does not want to receive their retirement income yet, or if a participant leaves the Company before turning 55, they can transfer their account balance to a personal, locked-in account.

In 2022, the maximum annual contribution under the plan was $27,702 (i.e., 90 per cent of the $30,780 maximum allowed by the Canada Revenue Agency). The table below shows the accumulated value of contributions to each NEO’s DC Plan as at Dec. 31, 2022:

Name	Accumulated Value at Start of Year	Compensatory	Accumulated Value at Year End

John Kousinioris	$365,124	$13,851	$354,341

Todd Stack	$1,330,516	$25,202	$1,206,618

Kerry O’Reilly Wilks	$97,251	$23,660	$119,007

Jane Fedoretz	$97,997	$23,659	$119,714

Aron Willis	$907,917	$27,702	$828,757

Mike Novelli(1)	$78,614	$52,787	$150,097

(1)

Mr. Novelli has a 401(k) value from his employment time in the US. The 401(k) value is included in the tables above and was converted using the average 2022 foreign exchange rate from May to December of US$1 = C$1.31941 for 2022.

Supplemental Pension Plan

We fund a non-contributory SPP for NEOs and other executives to provide benefits above the registered pension contribution limits set out under the Income Tax Act (Canada).

For NEOs and other executives hired before Jan. 1, 2016, the SPP provides a defined benefit pension of two per cent of the final average pensionable earnings (base pay and AIC) in excess of the average DC Plan pensionable earnings limit for each year of credited service. Final average pensionable earnings are calculated as the executive’s highest five consecutive year average within the last 10 years, including the annual bonus (no cap).

Participants are eligible to retire after they turn 55 and complete two years of service, but the SPP amount they receive is based on several factors:

•	They receive their full monthly pension if they retire after they turn 60 or if their total years of service plus age, equals 85 or more.
•	Their monthly pension is reduced by 5/12 of one per cent for each month that their retirement date precedes their unreduced retirement date.
•

Pension payments are increased by two per cent per year every January 1 after a participant becomes eligible for an unreduced pension. The first increase is pro-rated based on the number of months since the member reached the eligibility date, or the number of months the member has been retired, if less.

A participant who leaves the Company before turning 55, but after completing two years of service, is eligible to receive a deferred SPP monthly pension.

SPP pensions are payable for life, with guaranteed payments for five years. If a participant dies after retiring but before the five-year mark, their beneficiary will receive the remaining pension in the guaranteed period. Participants can choose other terms for their pension, including a 10- or 15-year guarantee and joint and survivor benefits. US taxpayers are required to receive a commuted value over a specific period according to section 409A of the US Internal Revenue Code.

TransAlta Corporation • 2023 Management Proxy Circular	109

The table below shows the estimated value of the SPP for each participating NEO as of Dec. 31, 2022, and our accrued obligation as of that date:

Name	Number of Years Credited Service	Annual Benefits Payable		Opening Present Value of Defined Benefit Obligation	Compensatory Change(1)	Non- compensatory Change	Closing Present Value of Defined Benefit Obligation
		At Year-end	At Age 65

John Kousinioris	10.08	$282,000	$471,000	$5,792,800	$1,037,100	$(1,681,300)	$5,148,600

Todd Stack(1)	25.50	$68,900	$68,900	$1,321,500	—	$(302,000)	$1,019,500

(1)

Mr. Stack has a DB SPP entitlement that was earned before his promotion to an executive and was frozen in January 2016. The amount in the table shows his unreduced DB obligation at the end of 2022 based on attainment of age 55. He currently participates in the executive DC SPP.

Values are based on the following assumptions:

•	Five per cent annual discount rate (to measure the accrued pension liability at Dec. 31, 2022);
•	Three per cent salary increases before considering the limits on final average earnings;
•	Retirement rates based on our pension plan experience; and
•	2.5 per cent increase in DC earnings limits (to determine final average pensionable earnings).

For NEOs and other executives hired on Jan. 1, 2016, or later, the DC SPP provides a defined contribution pension of an additional five per cent on the portion of the executive’s pensionable earnings (base pay and AIC) that is above the maximum allowed under the registered DC Plan.

A participant who leaves the Company before turning 55, but after completing two years of service, is eligible to receive a full accumulated value at the date they retire or terminate employment. As a non-registered plan, the value is paid out as a lump sum and is taxable income. For a US taxpayer, there are special rules as to the timing of payment according to section 409A of the US Internal Revenue Code.

The table below shows the estimated value of the DC SPP for each NEO as of Dec. 31, 2022, and the accumulated value as of that date:

Name	Accumulated Value at Start of Year	Compensatory	Accumulated Value at Year-end

Todd Stack	$33,261	$34,673	$63,725

Kerry O’Reilly Wilks	$48,783	$32,800	$75,567

Jane Fedoretz	$50,828	$32,800	$78,885

Aron Willis	$36,649	$13,724	$45,569

Mike Novelli	$11,263	$11,304	$20,804

Benefits and Life Insurance

NEOs and other executives participate in the same pension and benefits programs as our other employees. Life insurance, disability, medical and dental coverage are included in the benefits program.

•

Employees allocate their annual benefits allowance to the different plan components based on their needs and can receive enhanced coverage by making contributions through payroll deductions. Flexible health benefits coverage is offered and employees elect coverage every two years.

•	Basic life insurance covering 2x base salary is offered, with the option to elect for lower coverage levels. Optional life insurance is also offered for individuals, spouses or dependents.
•

Additional individual life insurance policies are provided to executives, and the premiums are included in the “Summary Compensation Table” and described in the “Definitions and Considerations” section, including the individual annual premiums paid on their behalf.

•

The annual perquisite allowance is in lieu of additional benefits left to the discretion of the NEO and executive as to how to utilize the funds. The President and CEO receives a $50,000 annual allowance and the other NEOs receive a $10,000 allowance, effective on the first of January of each year.

110	TransAlta Corporation • 2023 Management Proxy Circular

•	Automobile allowances are fixed and based on market practice:

Name	Auto Allowance	Perquisite Allowance

John Kousinioris	$20,000	$50,000

Todd Stack	$16,000	$10,000

Kerry O’Reilly Wilks	$16,000	$10,000

Jane Fedoretz	$16,000	$10,000

Aron Willis	$16,000	$10,000

Mike Novelli(1)	$18,527	$10,000

(1)

Mr. Novelli received $5,333 for his time in Canada from January to April and $13,194 for his time in the US for the remainder of the year converted at an average 2022 foreign exchange rate of US$1 = C$1.31941.

TransAlta Corporation • 2023 Management Proxy Circular	111

Termination and Change of Control

The table below sets out how each compensation element is treated if an NEO’s employment is terminated.

All NEOs are subject to non-competition clauses in their agreements if they leave TransAlta. To protect our interests, they cannot promote, engage with, work for or invest in companies in Alberta that are in a similar business to TransAlta for the severance period outlined in the table below.

Event	Salary	AIC	Long-term Incentive			Additional Pension Value	Benefits
			RSUs	PSUs	Stock Options

Resignation/ Termination for cause	Ends on resignation date	Forfeited	Forfeited	Forfeited	Forfeited	None	None

Retirement(1)	Ends on retirement date	Pro-rated to retirement date, payout based on actual performance No additional payments	Retirement, unvested units are pro-rated to retirement date Enhanced retirement, vest as normal	Retirement, unvested units are pro-rated to retirement date and paid based on target performance Enhanced retirement, vest as normal, paid based on actual performance	Vest as normal, exercisable for up to earlier of 36 months or normal expiry	Enhanced retirement, CEO receives additional 24 months of pension contributions Other NEOs receive additional 18 months of pension contributions	As per TransAlta’s benefits plan

Death	Ends on date of death	Pro-rated to date of death, payout based on actual performance No additional payments	Vest in full	Vest in full, payout based on target performance	Vest in full, exercisable for one year or normal expiry, whichever comes first	CEO receives additional 24 months of pension contributions Other NEOs receive additional 18 months of pension contributions	As per TransAlta’s benefits plan

Termination without cause	CEO 24 months of base salary Other NEOs 18 months of base salary	Pro-rated to termination date, payout based on actual performance plus AIC for severance period at target performance	Unvested units are pro-rated to termination date	Unvested units are pro-rated to termination date, payout based on target performance	Unvested options are forfeited, vested options are exercisable for 60 days or normal expiry, whichever comes first	Entitled to accrued pension benefits plus the value of pension contributions for the severance period	CEO 22 per cent of Salary Other NEOs 16 per cent of Salary

Double-trigger change of control	CEO 24 months of base salary Other NEOs 18 months of base salary	Pro-rated to termination date, payout based on actual performance plus AIC for severance period at target performance	Vest in full	Vest in full, payout based on actual performance	Board discretion	Entitled to accrued pension benefits plus the value of pension contributions for the severance period	CEO 22 per cent of Salary Other NEOs 16 per cent of Salary

(1)

“Retirement” is defined as minimum age 55 and five years of service and “Enhanced Retirement” is defined as minimum age 60 and 10 years of consecutive service or as defined in their respective Executive Employment Agreements.

112	TransAlta Corporation • 2023 Management Proxy Circular

The table below shows the incremental amounts that would have been paid to each NEO if their employment had been terminated at Dec. 31, 2022:

Name	Event	Severance Period (Months)	Amount of Base Pay	AIC	Benefits	Additional Pension Value	LTI(1)	Other(2)	Total

John Kousinioris	Resignation	—	—	—	—	—	—	—	—
	Retirement(3)	—	—	—	—	$2,124,404	$3,671,422	—	$5,795,826
	Death	—	—	—	—	$2,124,404	$5,636,708	—	$7,761,112
	Termination without cause	24	$1,800,000	$1,800,000	$396,000	$2,124,404	$3,671,422	$370,000	$10,161,826
	Double trigger CoC	24	$1,800,000	$1,800,000	$396,000	$2,124,404	$5,636,708	$370,000	$12,127,112

Todd Stack(4)	Resignation	—	—	—	—	—	—	—	—
	Retirement(3)	—	—	—	—	$63,750	$1,547,742	—	$1,611,492
	Death	—	—	—	—	$63,750	$2,229,124	—	$2,292,874
	Termination without cause	18	$750,000	$525,000	$120,000	$63,750	$1,547,742	—	$3,006,492
	Double trigger CoC	18	$750,000	$525,000	$120,000	$63,750	$2,229,124	—	$3,687,874

Kerry O’Reilly Wilks	Resignation	—	—	—	—	—	—	—	—
	Retirement	—	—	—	—	—	—	—	—
	Death	—	—	—	—	$61,838	$2,222,621	—	$2,284,458
	Termination without cause	18	$727,500	$509,250	$116,400	$61,838	$1,574,566	—	$2,989,554
	Double trigger CoC	18	$727,500	$509,250	$116,400	$61,838	$2,222,621	—	$3,637,608

Jane Fedoretz	Resignation	—	—	—	—	—	—	—	—
	Retirement	—	—	—	—	—	—	—	—
	Death	—	—	—	—	$61,838	$2,098,324	—	$2,160,161
	Termination without cause	18	$727,500	$509,250	$116,400	$61,838	$1,450,269	—	$2,865,257
	Double trigger CoC	18	$727,500	$509,250	$116,400	$61,838	$2,098,324	—	$3,513,311

Aron Willis	Resignation	—	—	—	—	—	—	—	—
	Retirement	—	—	—	—	—	—	—	—
	Death	—	—	—	—	$47,813	$1,272,495	—	$1,320,307
	Termination without cause	18	$562,500	$393,750	$90,000	$47,813	$841,908	—	$1,935,970
	Double trigger CoC	18	$562,500	$393,750	$90,000	$47,813	$1,272,495	—	$2,366,557

Mike Novelli(5)	Resignation	—	—	—	—	—	—	—	—
	Retirement	—	—	—	—	—	—	—	—
	Death	—	—	—	—	$67,348	$1,898,630	—	$1,965,978
	Termination without cause	18	$792,324	$554,627	$126,772	$67,348	$1,158,939	—	$2,700,009
	Double trigger CoC	18	$792,324	$554,627	$126,772	$67,348	$1,898,630	—	$3,439,700

(1)	“LTI” was valued using a closing share price of $12.11 on Dec. 30, 2022 and PSUs were calculated at target performance.
(2)	“Other” includes legacy payments under previous long-term incentive plans according to the terms of the NEO’s prior executive employment agreement.
(3)

As of Dec. 31, 2022, Mr. Kousinioris and Mr. Stack are eligible for retirement for LTI purposes; no NEOs are eligible for enhanced retirement under their executive employment agreement. The retirement provisions in each applicable Plan document were used in calculating the values above; grant values are pro-rated for time, calculated using target performance.

(4)

Mr. Stack has a frozen DB SPP benefit that is fully vested and eligible no matter what trigger. The value is $1,019,500 as of Dec. 31, 2022, and would be set up as a monthly pension payable for his lifetime.

(5)

Mr. Novelli resided in the US on Dec. 31, 2022, and his compensation was received in US dollars. His salary of US$390,000 and the corresponding amounts in the chart have been converted using a closing Dec. 30, 2022 foreign exchange rate of US$1 = C$1.3544.

TransAlta Corporation • 2023 Management Proxy Circular	113

Director Approval

The undersigned hereby certifies that the contents and the sending of this Proxy Circular have been approved by the Board for mailing to the Shareholders entitled to receive notice of the Meeting, to each director of the Company, to Ernst & Young LLP and to the appropriate governmental agencies.

By order of the Board of Directors

Calgary, Alberta March 17, 2023	Scott Jeffers Vice President and Corporate Secretary

114	TransAlta Corporation • 2023 Management Proxy Circular

Appendix “A” — Checklist of Corporate Governance Disclosure

1(a)	Identity of directors who are independent (all except for President and Chief Executive Officer (“CEO”))	Majority 12 of 13

1(b)	Identity of non-independent directors	CEO (page 17)

1(c)	Majority of independent directors	Yes

1(d)	Identify directors who are also directors of other issuers and name the issuers (none involving our CEO, none involving compensation committee members)	See page 52

1(e)	Independent directors hold regularly scheduled meetings at which non-independent directors and management are not in attendance	Yes

1(f)	Independent Chair of the Board	Yes

1(g)	Attendance record for each director	See table on page 33

2	Disclose text of board’s written mandate	See Appendix “B” and at www.transalta.com

3(a)	Written position descriptions for chair and chair of each board committee	Yes and at www.transalta.com

3(b)	Written position description for CEO	Yes

4(a)	New director orientation	Yes: see page 52

4(b)	Continuing education program for directors	Yes: see page 53

5(a)	Written code of conduct for directors, officers and employees	Yes: see page 41

5(b)	Board ensures directors exercise independent judgment	Yes: see page 47

5(c)	Board promotes a culture of ethical business conduct	Yes: see page 41

6(a)	Board has process to identify new candidates for board nomination	Yes: see page 55

6(b)	Nominating committee composed of entirely independent directors	Yes: see page 60

6(c)	Describe responsibilities, powers and operation of nominating committee	See page 60

7(a)	Process by which board determines compensation for directors and officers	See pages 65 and 104

7(b)	Compensation committee composed of entirely independent directors	Yes: see page 60

7(c)	Describe responsibilities, powers and operation of compensation committee	See page 60

8	Identify standing committees other than audit, compensation and nominating and describe their function	See page 64

9	Disclose whether or not the board, committees and individual directors are regularly assessed and describe the process	See page 54

10	Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal	See page 34

11(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors	See page 49

12	Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board	See page 49

13	Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments	See page 49

14(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board	See page 49

14(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer	See page 49

15(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women	See page 51

15(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women	See page 51

TransAlta Corporation • 2023 Management Proxy Circular	A1

New York Stock Exchange — Significant Differences in Corporate Governance Practices

Compliance with NYSE Standards

The Company is subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange (“TSX”), the Canadian securities regulatory authorities, the New York Stock Exchange (“NYSE”) and the SEC. The Company is listed on the NYSE and, although the Company is not required to comply with most of the NYSE corporate governance requirements to which the Company would be subject if it were a US corporation, the Company’s governance practices differ from those required of US domestic issuers in only the following respects. The NYSE rules for US domestic issuers require shareholder approval of all equity compensation plans (as defined in the NYSE rules) regardless of whether new issuances, treasury shares or shares that the Company has purchased in the open market are used. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased in the open market. The NYSE rules for US domestic issuers also require shareholder approval of certain transactions or series of related transactions that result in the issuance of common shares, or securities convertible into or exercisable for common shares, that have, or will have upon issuance, voting power equal to or in excess of 20 per cent of the voting power outstanding before the transaction or if the issuance of common shares, or securities convertible into or exercisable for common shares, are, or will be upon issuance, equal to or in excess of 20 per cent of the number of common shares outstanding before the transaction. The TSX rules require shareholder approval of acquisition transactions resulting in dilution in excess of 25 per cent. The TSX also has broad general discretion to require shareholder approval in connection with any issuances of listed securities. The Company complies with the TSX rules described in this paragraph.

A2	TransAlta Corporation • 2023 Management Proxy Circular

Appendix “B” — General Governance Guidelines

TransAlta Corporation

General Governance Guidelines for the Board

A.	Introduction

The board of directors (the “Board”) of TransAlta Corporation (“TransAlta” or the “Company”) is responsible for overseeing the management of the Company by establishing key policies and standards, including policies for the assessment and management of the Company’s principal risks, for reviewing and approving the Company’s strategic plans and for hiring the President and Chief Executive Officer (“CEO”). The Board has the statutory authority and obligation to act honestly and in good faith with a view to the best interests of the Company, including all shareholders and its stakeholders. Although the Board is responsible for the stewardship of the Company, it has delegated to the President and CEO and the senior management team (“Management”) the day-to-day leadership and management of the Company. The Board monitors and assesses the performance and progress of the Company’s goals through candid and timely reports from the President and CEO and Management.

The Board has adopted the following guidelines to meet its governance responsibilities.

B.	Board Organization and Membership

1)	Independent Chair of the Board

The Board has chosen to separate the positions of chair of the Board (“Chair”) and CEO. The Chair is elected to the Board annually by the shareholders and is independent from Management and the Company.

2)	Chair Position Description

The Chair’s responsibilities are set out in a position description that encompasses the Chair’s role as it relates to the Board, the committees of the Board, the CEO and the Company generally.

3)	Size of the Board

It is the view of the Board that 9 to 14 directors are sufficient to provide a diversity of expertise and knowledge, permitting effective committee organization and is appropriate for efficient meetings and decision-making.

The Governance, Safety and Sustainability Committee (the “GSSC”) reviews annually the size of the Board and recommends changes in size and composition to the Board when appropriate.

4)	Independence of Directors

The Board annually affirmatively determines the independence of each director, based on the recommendations made by the GSSC. An independent director is a director who is independent of Management and who has no direct or indirect material relationship or any other relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Board member’s independent judgment. In making this determination the Board adheres to the requirements of Canadian and US securities and stock exchange rules and regulations. Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and whether any relationships exist with the Company or any of its subsidiaries and affiliates. The GSSC reviews these declarations annually to ensure the majority of directors are independent. The Board also undertakes this determination upon the appointment of any new director to the Board.

Any former officer of the Company serving on the Board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling-off period has been met and the independent directors determine that no direct or indirect material relationship exists, taking into consideration the former executive’s duties and relationships for and with the Company.

As a matter of policy, the Board is comprised of a majority of independent directors. Decisions on matters of corporate governance and executive compensation are reviewed and made by the independent directors or a committee of independent directors.

TransAlta Corporation • 2023 Management Proxy Circular	B1

5)	Majority Voting for Directors and Form of Proxy

The Board believes that each of its members should carry the confidence and support of its shareholders. Directors stand for election each year at the annual meeting of shareholders. Shareholders are given the opportunity to vote for each director nominee individually.

If there is only one candidate nominated for each position available on the Board (an uncontested election), each candidate is elected only if the number of votes cast in their favor represents a majority of the votes in person or represented by proxy at the shareholder meeting. If an incumbent director who was a candidate that is not re-elected in an uncontested election, the director may continue office until the earlier of the 90th day after the day of the election and the day on which the successor is appointed or elected. Majority voting will not apply in the case of a contested election of directors, in which case the directors will be elected by a plurality of votes of the shares represented in person or by proxy at the meeting, and voted on the election of directors.

6)	Criteria for Board Membership

Each year the GSSC reviews the composition of the Board in order to ensure that it has the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company. This review takes into account diversity of background, skills and experience, gender, ethnicity, age, stakeholder perspectives and geographic background. Further, consideration is given to any upcoming retirements, succession needs, specialized committee membership requirements, industry, market and the strategic direction of the Company. The information is compiled through the use of a questionnaire which identifies the skills, education and experience of each current director and those factors needed to promote diversity and to lead the strategic direction of the Company. This information is then compiled into a matrix.

If a vacancy or a particular need arises, the GSSC, together with the Chair, identifies potential nominees through the assistance of a professional search firm or otherwise, and screens their qualifications and fit for the Board following which the GSSC makes a recommendation to the Board for appointment or election. The Board is responsible for nominating candidates to the Board for election by the shareholders and, if applicable, to appoint directors between annual meetings.

7)	Change in a Director’s Principal Occupation

A director who makes a significant change in principal occupation must advise the Board in order to give the Board the opportunity to review, through the GSSC, whether such change may have an impact on the Company, the director’s independence, or the director’s ability to fulfill their obligation to the Company.

8)	New Director Orientation

New directors are provided with an orientation and education program which includes written information about the duties and responsibilities of directors, the business and operations of the Company, minutes and material from recent Board and committee meetings and one-on-one meetings with Management and Board members. A comprehensive director’s manual is also provided to each new director. Specialized and independent training is also available from professional organizations if required or requested.

9)	Ongoing Director Education

Each director is responsible for keeping informed about the business of the Company and developments in the industry. Management assists directors by providing regular updates at each regularly scheduled board meeting on various topics relating to the business, developments in the industry, political and economic developments in the geographical areas in which the Company is active and in the relevant markets. The Board also receives regular communications from the CEO on developments in the business, progress of the Company towards the achievement of its established goals, strategy and updates on relevant topics of interest.

In addition, Management engages external speakers from time to time to make presentations to the Board and Management on matters affecting the Company, the industry or the relevant markets. Directors may also take part in tours of the Company’s facilities and participate in management presentations on the operations of different aspects of the Company’s business. These presentations, discussions and tours facilitate increased discussion between Management and the Board and provide members of the Board with additional knowledge and context for exercising their duties.

Directors are also encouraged to participate in professional development courses and to maintain membership in professional associations that provide continuing education to directors. All costs associated with such memberships or development courses are reimbursed by the Company.

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10)	Retirement Age and Succession

The retirement age for Board directors is 75, provided the Board may, at its discretion, extend the term of a director beyond the age of 75 if the Board determines that the Company and the Board would benefit from the continued service of such director.

The GSSC annually reviews the size and composition of the Board and addresses the succession planning needs associated with ensuring the Board has the necessary skills and experience. The Board also considers the need for continuity of members on the Board balanced against the need for new skills and perspectives to address the direction of the Company.

11)	Director Compensation

The GSSC annually reviews the Chair and directors’ compensation and makes recommendations to the Board for consideration when it believes that changes in compensation are warranted. In making this determination the GSSC considers the market competitiveness of its compensation against companies of similar size and scope in Canada and within its comparator group. The GSSC also reviews the compensation data compiled by independent firms in assessing the competitiveness of its compensation.

The Board has determined that ownership of the Company’s common shares or deferred share units (“DSUs”) by directors is desirable and aligns the interests of directors with those of the Company’s shareholders. A portion of the director’s annual retainer fee is paid in shares or DSUs of the Company. The Company has established a minimum share and/or DSU holding requirement, which requires each director of the Company to acquire and hold a minimum value of three times the director’s annual retainer fee within five years of their appointment to the Board. In addition, newly appointed directors are required to acquire and hold the equivalent of one time their annual retainer fee within two years of their appointment to the Board.

C.	Board Meetings and Materials

1)	Agendas and Materials

The Chair and the CEO, together with the Executive Vice President, Legal, Commercial and External Affairs (the “EVP, Legal”) and Corporate Secretary or Assistant Corporate Secretary, establish the agenda for each Board meeting, ensuring that all matters to be addressed as provided in these guidelines form part of the scheduled agendas for the year. In advance of each meeting, Management distributes to the Board written information and data necessary for the Board’s understanding of the business to be conducted at the meeting. Any Board member may suggest the inclusion of additional items on the agenda for a Board meeting.

2)	Quorum

A majority of the members of the Board, present in person or by telephone or other communication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

3)	Meetings and In Camera Meetings

Members of Management are invited to attend Board meetings as required.

The independent directors meet without Management present as a standing agenda item at each regularly scheduled Board meeting. The Chair discusses with the CEO any matters which may have risen during these meetings that are relevant for the CEO or Management.

D.	Committee Organization and Meetings

1)	Board Committees

Each committee operates according to an approved charter. The standing committees of the Board are: Audit, Finance and Risk Committee (“AFRC”), Human Resources Committee (“HRC”), and GSSC and Investment Performance Committee (“IPC”). The Board may form a new committee or disband a current committee if, in its view, it is appropriate to do so, provided that the Board will always have an audit committee.

2)	Assignment of Committee Members

The Board, based on a recommendation of the GSSC, appoints committee members and committee chairs. The GSSC’s recommendation is derived from consultations with the Chair, with individual directors and with the objective of utilizing particular expertise while recognizing and balancing the need for renewal of ideas and continuity of knowledge and leadership.

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3)	Committee Meetings

Committee chairs, in consultation with committee members, determine the frequency, consistent with each committee’s Charter, of committee meetings. The AFRC and GSSC meet at least quarterly, the HRC meets at least four times annually and the IPC meets at least semi-annually. Each committee reports to the Board with respect to the proceedings of its meetings. The independent directors meet without Management present as a standing agenda item at each regularly scheduled committee meeting.

4)	Committee Agendas

The chair of each committee, in consultation with the appropriate members of Management and the EVP, Legal and Corporate Secretary or Assistant Corporate Secretary develops the committee’s agendas. Through the use of a checklist linked to its Charter, each committee ensures that all matters to be addressed, as set out in its Charter, form part of its schedule of agendas for the year.

E.	Board and Management Responsibilities

1)	Board Relationship with Management

Board members have open access to Management for relevant information and Management is encouraged to make appropriate use of the Board’s skills. Open discussions between the Board and members of Management about issues facing the Company are encouraged. The Board also encourages Management to bring employees who have potential as future senior leaders, and who would benefit from exposure to the Board, into Board meetings from time to time.

2)	Appointment of Chief Executive Officer

The Board, at the recommendation of the HRC, is responsible for the hiring and appointment of the CEO, including the approval of his/her compensation and any employment agreement.

3)	Evaluation of the Chief Executive Officer

The HRC conducts an annual review of the performance of the CEO as measured against objectives mutually established by the HRC and the CEO, and approved by the Board. The Chair of the Board and the chair of the HRC communicate the performance evaluation to the CEO and to the Board. The HRC utilizes this evaluation to make recommendations to the Board with respect to the CEO’s variable compensation for the year.

4)	Corporate Strategy

Management is responsible for the development of the Company’s strategic direction and plan. It is the role of the Board to review, question, contribute, and approve the strategic plan of the Company and to oversee its execution. The Board dedicates time annually to review, discuss and approve the Company’s strategic plan, receives updates at each regularly scheduled Board meeting and receives periodic updates from the CEO.

5)	Limits to Management Authority

The Board has established general authority guidelines that identify the limitations to Management’s authority and also delineates the areas of responsibility that require the involvement of the Board. Some of these areas include material organizational changes, policy development, budgets, material financial plans and commitments as well as corporate and substantive personnel matters. These guidelines place limits on management’s authority based upon the nature and size of the proposed action.

6)	Succession Planning and Management Development

The CEO presents annually a detailed report on Management development and succession planning to the HRC. The CEO, together with the HRC, also identifies, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO. The HRC reviews and approves Management’s succession plans and reports to the Board on these plans as required but at least annually.

7)	Risk Assessment

The Board is responsible for understanding the principal risks associated with the Company’s business and for ensuring that management has implemented appropriate strategies to manage these risks. It is the responsibility of management to ensure that the Board is kept well informed of these changing risks on a timely basis.

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i)	Enterprise Risk Management

The Board has delegated to the AFRC the oversight of management’s assessment of the Company’s principal risks. Management has adopted a comprehensive Enterprise Risk Management system which focuses on risk identification, risk classification, mitigation and identification of both residual and tail risks. These are construed within the risk appetite approved by the Board. Management reviews quarterly with the AFRC the Company’s risk scorecard and residual risks including the identification of risk profile changes if applicable. The AFRC reports to the Board quarterly on this review. The Board undertakes a comprehensive review of Management’s assessment annually and its response plan.

Management also undertakes a comprehensive risk-reward analysis of all projects and growth opportunities brought to the Board for approval.

ii)	Compensation Risk Assessment

The Board has delegated to the HRC the oversight of risks related to compensation. Management has adopted a risk review framework which, as part of its overall Enterprise Risk Management review, assesses the Company’s risks relating to compensation and focuses on the areas in which the Company would be most vulnerable. The Board has adopted a clawback policy to deter inappropriate risk-taking activities. The HRC undertakes an annual comprehensive review of compensation risk and reports to the Board thereon.

8)	Internal Controls

The Company continually seeks to establish controls relating to financial or other matters that give the Board appropriate assurances that its responsibilities are discharged. The Company has adopted a framework for the assessment of internal controls and together with the internal and external auditors provide regular reports to the AFRC which then reports to the Board.

The Company has a Code of Conduct that sets out the key principles and policies governing the organization and has adopted a separate code of conduct for employees engaged in financial reporting and for those engaged in energy marketing. The Board, through the AFRC and the GSSC, as applicable, reviews the report of employees with respect to their compliance with these codes, the key financial policies of the Company, and is informed of any exceptions arising under any of the codes.

9)	Insider Trading and Disclosure Practices

The Company has adopted an Insider Trading Policy, which is reviewed annually by the AFRC and reported to the Board. The policy requires, among other things, that directors and officers adhere to a trading blackout when in possession of material non-public information. All directors and officers, who are considered insiders of the Company, must consult with the EVP, Legal, Corporate Secretary or Assistant Corporate Secretary before trading in the Company’s securities and provide confirmation immediately following any trade.

To facilitate and foster relations with shareholders and other stakeholders, the Company has adopted a Shareholder Engagement Policy and a Disclosure Policy that addresses the timely dissemination of all material information. The Company also has an Insider Trading Policy that prohibits any employee in possession of material undisclosed information from trading in the Company’s securities prior to such information being disclosed to the public. These policies are reviewed annually by the AFRC or GSSC, as applicable, and are reported to the Board.

10)	Outside Advisors for Individual Directors

If any individual director requires the services of an independent advisor to assist him/her with matters involving his/her responsibilities as a director, he/she may engage such an advisor at the expense of the Company provided that he/she has first obtained the authorization of the Chair. The director shall adhere to the principles enunciated in the Charter of the HRC in determining the independence of the advisor.

F.	Evaluation of the Board and the Board-Management Relationship

1)	Assessing the Chair’s Performance

In each year of the Chair’s term, the Chair of the committee, as a component of the Board evaluation questionnaire and through one-on-one interviews with each director, performs an evaluation of the Chair’s performance, measured against the Chair’s position description. The Chair of the committee summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board. The results of this review form the basis for objectives for the Chair for the upcoming year. In addition, prior to the expiry of the Chair’s first term, these reviews form the basis for the committee’s recommendation to the Board with respect to the renewal of the Chair’s term.

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2)	Assessing the Board, Committee, Individual Director Performance and Board-Management Relationship

The Chair meets annually with each director to obtain their views on the effectiveness of the Board, each committee, the Board-Management relationship, individual director contributions and performance, Management contributions and overall workings of the Board. To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each director for completion on an anonymous basis. The questionnaires address specific topics and questions for discussion, including (among others) an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company’s risk management processes, the Company’s disclosure processes, the Management succession plan, the Board’s relationship with Management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director.

The Chair also utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion. In addition, the Chair provides individual directors feedback on the evaluation conducted by their peers and provides direction on areas for improvement if necessary. The information is also utilized by the Chair to provide feedback to the CEO on his/her performance and for communication to the Management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

G.	Communication and Shareholder and Stakeholder Relations

1)	Board Communications Policy

The Board, or the appropriate committee thereof, reviews and approves the content of the Company’s major communications to shareholders, other stakeholders and the investing public, including the quarterly and annual reports, the proxy circular, the annual information form and any prospectuses and supplements that may be issued.

The Board believes that it is generally the function of Management to communicate with the investment community, the media, customers, suppliers, employees, governments and the general public on management and operational matters.

2)	Shareholder and other Stakeholder Communication

The Board believes that it is important to have constructive engagement with its shareholders and other stakeholders and has established means for the shareholders of the Company and other stakeholders to communicate with the Board in accordance with a Shareholder Engagement Policy. The contact information for communicating with the Board is contained in the Shareholder Engagement Policy and is also summarized annually in the Company’s annual report. Shareholders and other stakeholders may, at their option, communicate with the Board on an anonymous basis.

In addition, the Board has adopted an annual non-binding advisory vote on the Company’s approach to executive compensation. The Company is committed to ensuring continued good relations and communications with its shareholders and other stakeholders and will continue to evaluate its practices in light of any new governance initiatives or developments.

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TransAlta Corporation
110 - 12th Avenue SW
Box 1900, Station "M"
Calgary, Alberta
Canada T2P 2M1
403.267.7110
www.transalta.com